   As filed with the Securities and Exchange Commission on September 13, 1996
                                                            Registration No. 333
================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               ---------------

                                  FORM S-1
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ---------------

                           DENBURY RESOURCES INC.
           (Exact name of Registrant as specified in its charter)

           CANADA                        1311                  NOT APPLICABLE
(State or other jurisdiction   (Primary standard industrial   (I.R.S. employer
 of incorporation or              classification code        identification no.)
    organization)                      number)


                                                  PHIL RYKHOEK, C.F.O.
  17304 PRESTON ROAD, SUITE 200                  DENBURY RESOURCES INC.
       DALLAS, TEXAS 75252                    17304 PRESTON RD., SUITE 200
         (972) 380-1923                           DALLAS, TEXAS 75252
(Address and telephone number of       (972) 380-1923; FACSIMILE: (972) 713-3051
          Registrant's                    (Name, address and telephone number
   principal executive offices)                  of Agent for Service)

                                  Copies to:

         DONALD W. BRODSKY                          CARLOS A. FIERRO
        DEIDRE L. TREADWELL                       BAKER & BOTTS, L.L.P.
       JENKENS & GILCHRIST,                         2001 ROSS AVENUE
    A PROFESSIONAL CORPORATION                      DALLAS, TX  75201
    1100 LOUISIANA, SUITE 1800                       (214) 953-6500;
        HOUSTON, TX  77002                      FACSIMILE: (214) 953-6503
          (713) 951-3300;
    FACSIMILE:  (713) 951-3314

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:[ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                             Proposed
                                                              maximum    Proposed maximum
               Title of each class             Amount        offering       aggregate        Amount of
               of securities to be              to be        price per   offering price     Registration
                   registered               registered*    share (1)(2)      (2)              Fee
- ---------------------------------------------------------------------------------------------------------
Common Shares . . . . . . . . . . . . . . . 4,600,000         $12.50       $57,500,000       $19,827.59
=========================================================================================================

 * Includes an aggregate of 600,000 Shares subject to an Underwriters' over allotment option.

 (1) Calculated by averaging the high $12.75 and low $12.25 price of Common Shares of the Registrant on September 12, 1996 on the Nasdaq National Market pursuant to Rule 457(c).
 (2)  Such figures give effect to the proposed one-for-two reverse stock split.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             DENBURY RESOURCES INC.

                             CROSS-REFERENCE SHEET

                  BETWEEN ITEMS OF FORM S-1 AND THE PROSPECTUS
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM                                                                          PROSPECTUS
  NO.                                                                           CAPTION
 -----                                                                          -------
   1   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus  . . . . . . . . . .  Facing  Page;  Cross-Reference  Sheet;  Outside
                                                                    Front Cover Page
   2   Inside Front and Outside Back Cover Pages of Prospectus      Inside Front and Outside Back Cover Pages
   3   Summary Information and Risk Factors  . . . . . . . . . . .  Prospectus Summary; Risk Factors
   4   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . .  Use of Proceeds

   5   Determination of Offering Price . . . . . . . . . . . . . .  *
   6   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . .  *
   7   Selling Security Holders  . . . . . . . . . . . . . . . . .  *
   8   Plan of Distribution  . . . . . . . . . . . . . . . . . . .  Underwriting
   9   Description of Securities to be Registered  . . . . . . . .  Description of Capital Stock
  10   Interests of Named Experts and Counsel  . . . . . . . . . .  *
  11   Information with Respect to the Registrant

       (a)     Description of Business   . . . . . . . . . . . . .  Business and Properties
       (b)     Description of Property   . . . . . . . . . . . . .  Business and Properties
       (c)     Legal Proceedings   . . . . . . . . . . . . . . . .  Legal Proceedings
       (d)     Market for Common Stock   . . . . . . . . . . . . .  Price  Range  of  Common  Shares  and  Dividend
                                                                    Policy
       (e)     Financial Statements  . . . . . . . . . . . . . . .  Index to Financial Statements and Schedules
       (f)     Selected Financial Data   . . . . . . . . . . . . .  Selected Consolidated Financial Data

       (g)     Supplementary Financial Information   . . . . . . .  Notes to Financial Statements
       (h)     Management's Discussion and Analysis of              Management's   Discussion   and   Analysis   of
               Financial Condition and Results of Operations . . .  Financial Condition and Results of Operations
       (i)     Disagreements with Accountants. . . . . . . . . . .   *
       (j)     Directors and Officers of Registrant  . . . . . . .  Management
       (k)     Compensation of Directors and Officers  . . . . . .  Management
       (l)     Security Ownership  . . . . . . . . . . . . . . . .  Security   Ownership  of   Certain   Beneficial
                                                                    Owners and Management
       (m)     Interests of Management in Certain                   Interests     of    Management    in    Certain
               Transactions  . . . . . . . . . . . . . . . . . . .  Transactions


  12   Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities  . . . . . . . . . . . . . .  *

- -------------------------

*        Not Applicable

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has been filed   *
*  with the Securities and Exchange Commission.  These securities may     *
*  not be sold nor may offers to buy be accepted prior to the time the    *
*  registration statement becomes effective.  This prospectus shall not   *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 1996

PROSPECTUS                    4,000,000 SHARES
________, 1996                   [DRI LOGO]



                                Common Shares

         All of the Common Shares offered hereby (the "Offering") are being sold by Denbury Resources Inc. The Common Shares are listed on the Nasdaq National Market under the symbol "DENRF" and on The Toronto Stock Exchange under the symbol "DNR." On September 12, 1996, the closing price of the Common Shares on the Nasdaq National Market and The Toronto Stock Exchange as reported by each such exchange (adjusted for the one-for-two reverse split of Common Shares) was U.S. $12.25 and Cdn. $16.90, respectively. See "Price Range of Common Shares and Dividend Policy."

         SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                       PRICE TO           DISCOUNTS AND        PROCEEDS TO THE
                                       THE PUBLIC        COMMISSIONS (1)         COMPANY (2)
- ----------------------------------------------------------------------------------------------
 Per share . . . . . . . . . .     $                  $                      $

 Total (3) . . . . . . . . . .     $                  $                      $
- ----------------------------------------------------------------------------------------------



(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offering of $500,000 payable by the Company.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 600,000 additional Common Shares at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $_____________, $___________ and $_____________, respectively. See
         "Underwriting."

         The Common Shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York on or about ______________, 1996.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                         PRUDENTIAL SECURITIES INCORPORATED

                                                   JOHNSON RICE & COMPANY L.L.C.

      This page will contain a map of the Gulf Coast Region depicting the geographical location of the Company's twelve
                                largest fields.





         IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and Consolidated Financial Statements and notes thereto included in this Prospectus. Investors should carefully consider the information set forth under "Risk Factors." All dollar amounts in this Prospectus, unless otherwise indicated, are expressed in United States dollars and all financial data is presented in accordance with Canadian generally accepted accounting principles ("GAAP"). All share information contained in this Prospectus, other than as appearing in the Consolidated Financial Statements, has been adjusted to reflect a one-for-two reverse split of the Common Shares, which will be submitted to the shareholders for approval on October 9, 1996. The July 1, 1996 estimated proved reserve data included throughout this Prospectus have been prepared by Netherland, Sewell & Associates, Inc. ("Netherland & Sewell"), independent petroleum engineers. Unless otherwise indicated herein, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.
The terms "Denbury" and the "Company" refer to Denbury Resources Inc., a Canadian corporation, and all references to the operations and assets of the Company include those of its wholly-owned subsidiaries. Certain terms used herein are defined in the Glossary included elsewhere in this Prospectus.

                                  THE COMPANY

         Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. Since 1993, after having disposed of its Canadian oil and natural gas properties, the Company has focused its operations primarily onshore in Louisiana and Mississippi. Over the last three years, the Company has achieved rapid growth in proved reserves, production and cash flow by concentrating on the acquisition of properties which it believes have significant upside potential and through the efficient development, enhancement and operation of those properties.

         For the three-year period ended December 31, 1995, the Company increased its proved reserves by 57% per annum, from 5.8 MMBOE at December 31, 1993 to 14.3 MMBOE. As of July 1, 1996, including the Hess and Ottawa Acquisitions (as herein defined), the Company had increased its proved reserves to 22.7 MMBOE, representing a 59% increase over December 31, 1995. Over the same three-year period, the Company also increased its average daily production by 88% per annum, from 1,194 BOE/d to 4,207 BOE/d. Pro forma for the Hess and Ottawa Acquisitions, production for the first six months of 1996 was 9,323 BOE/d. For the three-year period ended December 31, 1995, Adjusted EBITDA grew at an annual rate of 94%, from $3.0 million to $11.3 million. Pro forma Adjusted EBITDA for the first six months of 1996 was $18.7 million.

         As of July 1, 1996, the Company had proved reserves of 11.7 MMBbls and
65.8 Bcf. At such date, the PV10 Value was $175.3 million, of which $157.8 million was attributable to proved developed reserves. Denbury operates wells comprising approximately 68% of its PV10 Value. The twelve largest fields owned by the Company constitute approximately 80% of the estimated proved reserves and within these twelve fields, Denbury owns an average working interest of 84%.

                               BUSINESS STRATEGY

         The Company believes that its growth to date in proved reserves, production and cash flow is a direct result of its adherence to several fundamental principles. The Company seeks to achieve attractive returns on capital through prudent acquisitions, development and exploratory drilling and efficient operations; maintain a conservative balance sheet to preserve maximum financial and operational flexibility; and create strong employee incentives through equity ownership. These fundamental principles are at the core of the Company's long-term growth strategy.

         REGIONAL FOCUS. By focusing its efforts in the Gulf Coast region, primarily Louisiana and Mississippi, the Company has been able to accumulate substantial geological, reservoir and operating data which it believes provides it with a significant competitive advantage. Given its experience in the Gulf Coast region, the Company believes it is better able to proactively identify and evaluate potential acquisitions, negotiate and close selected acquisitions on favorable terms, and develop and operate the properties in an efficient and low-cost manner once acquired. The Company believes the Gulf Coast represents one of the most attractive regions in North America given the region's prolific production history and the new opportunities that have been created by advanced technologies such as 3-D seismic and various drilling, completion and recovery techniques. Moreover, because of the region's proximity to major pipeline networks serving attractive northeastern U.S. markets, the Company typically realizes natural gas prices in excess of those realized in many other producing regions.

         DISCIPLINED ACQUISITION STRATEGY. The Company acquires properties where it believes significant additional value can be created. Such properties are typically characterized by: (i) long production histories, (ii) complex geological formations which have multiple producing zones and substantial exploitation potential, (iii) a history of limited operational attention and capital investment, often due to their relatively small size and limited strategic importance to the previous owner and (iv) the potential for the Company to gain control of operations. By maintaining conservative levels of debt, the Company is able to respond quickly to acquisitions that fit within its criteria. The Company believes that due to continuing rationalization of properties, primarily by major integrated and independent energy companies, a strong backlog of acquisition opportunities should continue. In addition, the Company seeks to maintain a well-balanced portfolio of oil and natural gas development, exploitation and exploration projects in order to minimize the overall risk profile of its investment opportunities while still providing significant upside potential. The Company's recent Hess and Ottawa Acquisitions are illustrative of the type of opportunities the Company seeks.

         OPERATION OF HIGH WORKING INTEREST PROPERTIES. The Company typically seeks to acquire working interest positions that give the Company operational control or which the Company believes may lead to operational control. As the operator of properties comprising approximately 68% of its total PV10 Value, the Company is better able to manage and monitor production and more effectively control expenses, the allocation of capital and the timing of field development. Once a property is acquired, the Company employs its technical and operational expertise in fully evaluating a field for future potential and, if favorable, consolidates working interest positions primarily through negotiated transactions which tend to be attractively priced compared to acquisitions available in competitive situations. The consolidation of ownership allows the Company to: (i) enhance the effectiveness of its technical staff by concentrating on relatively few wells; (ii) increase production while adding virtually no additional personnel; and (iii) increase ownership in a property to the point where the potential benefits of value enhancement activities justify the allocation of Company resources.

         EXPLOITATION OF PROPERTIES. The Company seeks to maximize the value of its properties by either increasing production, increasing recoverable reserves or reducing operating costs, and often through a combination of all three. The Company utilizes a variety of techniques to achieve this goal, including: (i) undertaking surface improvements such as rationalizing, upgrading or redesigning production facilities; (ii) making downhole improvements such as resizing downhole pumps or reperforating existing production zones; (iii) reworking existing wells into new production zones with additional potential; (iv) conducting developmental drilling to access undrained portions of the field which can only be produced from a new wellbore; and (v) utilizing exploratory drilling, which is frequently based on various advanced technologies such as 3-D seismic. The Company believes that by employing a full range of value enhancement techniques it is better able to extract the maximum value from its properties.

         PERSONNEL. The Company believes it has assembled a highly competitive team of experienced and technically proficient employees who are motivated through a positive work environment and by ownership in the Company, which is encouraged through the Company's stock option and stock purchase plans. The Company's geological and engineering professionals have an average of over 15 years of experience in the Gulf Coast region. The Company believes that employee ownership is essential for attracting, retaining and motivating quality personnel. Approximately 92% of Denbury's eligible employees were participating in the Company's stock purchase plan as of July 1, 1996.

                              RECENT DEVELOPMENTS

PRIVATE PLACEMENT OF SECURITIES

         In December 1995, the Company completed a $40.0 million private placement of securities with the Texas Pacific Group ("TPG") consisting of Common Shares, $10 Convertible First Preferred Shares, Series A ("Convertible Preferred") and warrants to purchase Common Shares (collectively, the "TPG Placement"). The TPG Placement enabled the Company to repay its then outstanding bank debt and facilitated its ability to pursue its long-term growth strategy. See "Interests of Management in Certain Transactions."

CAPITALIZATION ADJUSTMENTS

         The Company has called a Special Meeting of its shareholders to be held on October 9, 1996 (the "Meeting") to approve an amendment to the Articles of Continuance governing the terms of the Convertible Preferred that would give the Company the right to convert the Convertible Preferred to Common Shares at any time, at the election of the Company (the "Preferred Amendment"). The Company intends to convert the Convertible Preferred simultaneously with the closing of the Offering. In addition to the Preferred Amendment, the shareholders will be asked to approve at the Meeting: (i) a one-for-two reverse split of Common Shares and (ii) the issuance of Common Shares at an issue price of Cdn. $14.72 per share in lieu of interest that would be due on the Company's 9 1/2% Convertible Debentures ("Debentures") from the conversion date to and including April 13, 1997, if the holders of such Debentures convert the Debentures into Common Shares prior to April 13, 1997.

         Subsequent to June 30, 1996, the Company issued 187,500 Common Shares for the conversion of the remaining 6 3/4% Convertible Debentures of the Company and 75,000 Common Shares for the exercise of half of the Cdn. $8.40 Warrants ("Warrants"). Giving effect to the issuance of Common Shares for the Warrants and the 6 3/4% Convertible Debentures, and the approval of the three shareholder resolutions and subsequent conversions of the Convertible Preferred and Debentures upon approval by the Board of Directors (collectively, the "Capitalization Adjustments"), as of June 30, 1996 an additional 3,400,200 Common Shares would have been outstanding.

ACQUISITION OF HESS PROPERTIES

         The Company completed several property acquisitions during the first half of 1996, the largest of which was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana and Alabama, plus certain overriding royalty interests in Ohio, from Amerada Hess Corporation ("Amerada Hess") for $37.2 million (the "Hess Acquisition"), effective May 1, 1996. Average daily production during the first half of 1996 from these properties, including the periods when they were not owned by the Company, was approximately 6.6 MMcf/d and 2,230 Bbls/d, or 3,335 BOE/d, net to the interest acquired by Denbury. As of July 1, 1996, the Hess Acquisition properties had estimated net proved reserves of approximately 5.9 MMBOE, consisting of approximately 5.0 MMBbls and 5.6 Bcf, with a PV10 Value of $43.1 million. Approximately 90% of the PV10 Value of the Hess Acquisition was for wells on which Denbury assumed operations with an average working interest of approximately 80%.

OTHER ACQUISITIONS

         In addition to the Hess Acquisition, during the first half of 1996 the Company completed other acquisitions totaling $10.8 million. The largest of these was the acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owned an interest, and certain overriding royalty interests in other areas, which were acquired during April 1996 for approximately $7.5 million from Ottawa Energy, Inc. ("Ottawa"), a subsidiary of Highridge Exploration Ltd. (the "Ottawa Acquisition"). In addition to the Ottawa Acquisition, the Company completed four other acquisitions, primarily in Louisiana, totaling $3.3 million.
Average daily production during the first half of 1996 from these acquisitions, including the Ottawa Acquisition and the periods when they were not owned by the Company, was approximately 3.7 MMcf/d and 434 Bbls/d, or 1,048 BOE/d, net to the interest acquired by the Company. As of July 1, 1996, the Company's estimated net proved reserves for these acquisitions totaled approximately 1.1 MMBbls and 13.1 Bcf or 3.3 MMBOE, with a PV10 Value of $24.1 million.

NEW CREDIT FACILITY

         In order to fund these acquisitions, improve the terms and increase the size of the previous credit facility, the Company has entered into a new $150.0 million dollar credit facility (the "Credit Facility") with NationsBank of Texas ("NationsBank"). This refinancing closed during the second quarter of 1996, and has a borrowing base as of September 12, 1996 of $53.0 million. The Credit Facility is a two-year revolving credit facility that converts to a three-year term loan in May 1998, unless renewed or extended. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - New Credit Facility."

                                  THE OFFERING

COMMON SHARES OFFERED BY THE COMPANY. . . . 4,000,000 shares

COMMON SHARES TO BE OUTSTANDING
     AFTER THE OFFERING . . . . . . . . . . 19,079,090 shares(1)

USE OF PROCEEDS . . . . . . . . . . . . . . To repay outstanding indebtedness under the Credit Facility incurred
                                            primarily in connection with the
                                            recent acquisitions. The remainder
                                            of the proceeds, if any, will be
                                            used to fund future capital
                                            expenditures related to
                                            exploration, development and
                                            acquisition activities, to increase
                                            working capital and for general
                                            corporate purposes. See "Use of
                                            Proceeds."

NASDAQ NATIONAL MARKET TRADING SYMBOL . . . DENRF

THE TORONTO STOCK EXCHANGE TRADING
     SYMBOL . . . . . . . . . . . . . . . . DNR

(1) Represents Common Shares outstanding as of August 31, 1996 after giving effect to the Capitalization Adjustments and the Offering. This total does not include 1,769,250 shares issuable pursuant to outstanding warrants and stock options, of which 1,185,000 were exercisable as of August 31, 1996.

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

         The net proved oil and natural gas reserve estimates as of December 31, 1995 and July 1, 1996 have been prepared by Netherland & Sewell, and the net proved oil and natural gas reserve estimates as of December 31, 1993 and 1994 have been prepared by the Scotia Group, Inc., both independent petroleum engineers. For additional information relating to the Company's oil and natural gas reserves, see "Risk Factors - Uncertainty of Reserve Estimates," "Business and Properties - Oil and Gas Operations," and Note 10 to the Consolidated Financial Statements of the Company. Attached hereto as Appendix A is a letter from Netherland & Sewell relating to their July 1, 1996 reserve report.

                                                                   As of December 31,
                                                            -----------------------------------        As of July 1,
                                                             1993          1994         1995              1996
                                                            -----------------------------------        ------------
ESTIMATED PROVED RESERVES:
         Oil (MBbls)  . . . . . . . . . . . . . . . . . .     3,583         4,230        6,292              11,725
         Natural gas (MMcf) . . . . . . . . . . . . . . .    13,029        42,047       48,116              65,807
         Oil equivalent (MBOE)  . . . . . . . . . . . . .     5,755        11,238       14,311              22,693
         Estimated discounted future net revenues before
                 income taxes (PV10 Value) (thousands)
                 (1) (2)  . . . . . . . . . . . . . . . .   $28,638       $52,691      $96,965            $175,255
         Standardized measure of discounted estimated
                 future net cash flow after net income
                 taxes (thousands) (2). . . . . . . . . .   $28,465       $46,928      $81,164            $150,160

(1) The oil prices as of December 31, 1995 and July 1, 1996 respectively, were West Texas Intermediate $18.00 and $20.00 per barrel adjusted by field, and the NYMEX Henry Hub natural gas prices for the same two periods were $2.24 and $2.65 per MMBTU, also adjusted by field.
(2) Determined based on period-end unescalated prices and costs in accordance with the guidelines of the Securities and Exchange Commission ("SEC"), discounted at 10% per annum.

                            SUMMARY OPERATING DATA

         The following table sets forth summary data with respect to the production and sales of oil and natural gas by the Company for the periods indicated.

                                         Year Ended December 31,                     Six Months Ended June 30,
                                  --------------------------------------------  ----------------------------------
                                                                       Pro                                Pro
                                                                      Forma                              Forma
                                   1993 (2)    1994       1995        1995 (1)    1995        1996       1996  (1)
                                  ---------   ------     ------    -----------  -------     ---------   ----------
NET AVERAGE DAILY PRODUCTION
    VOLUMES:
         Oil (Bbls) . . . . . .      858       1,340       1,995      4,966       1,830        2,894        4,651
         Natural gas (Mcf)  . .    2,013       9,113      13,271     21,918      12,075       22,518       28,031
         Oil equivalent (BOE) .    1,194       2,859       4,207      8,619       3,843        6,647        9,323

WEIGHTED AVERAGE SALES PRICES:
         Oil (per Bbl)  . . . .   $13.91      $13.84      $14.90    $ 14.64      $14.92       $17.39      $ 17.33
         Natural gas (per Mcf)      2.06        1.78        1.90       1.83        1.85         2.80         2.72

UNIT DATA ($ PER BOE):
         Revenue  . . . . . . .   $13.47      $12.17      $13.05     $13.09      $12.94       $17.07      $ 16.84
         Production expenses  .    (4.75)      (4.13)      (4.42)     (4.87)      (4.50)       (4.42)       (4.64)
                                  ------      ------      ------     ------      ------       ------      -------
         Production netback . .     8.72        8.04        8.63       8.22        8.44        12.65        12.20
         General and
         administrative . . . .    (1.80)      (1.12)      (1.25)     (0.77)      (1.40)       (1.46)       (1.18)
         Interest, net  . . . .     0.04       (0.99)      (1.26)     (0.61)      (1.25)       (0.19)       (0.07)
                                  ------      ------      ------     ------      ------       ------      -------
         Operating cash flow (3)  $ 6.96      $ 5.93      $ 6.12     $ 6.84      $ 5.79       $11.00      $ 10.95
                                  ======      ======      ======     ======      ======       ======      =======

(1) Adjusted to give effect to the Hess Acquisition and Ottawa Acquisition as if such acquisitions had been completed as of the beginning of the periods presented.
(2)      Includes production from Canadian properties sold during 1993.
(3) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The summary historical financial data set forth below as of and for the years ended December 31, 1993, 1994 and 1995 have been derived from the Company's audited financial statements and notes thereto contained elsewhere in this Prospectus. The financial data for the six-month periods ended June 30, 1995 and 1996 were derived from the unaudited financial statements of the Company, and include in management's opinion, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for such periods are not necessarily indicative of the operating results to be expected for a full fiscal year and none of the data presented below are necessarily indicative of future results. The summary historical and unaudited pro forma financial data for the Company are qualified in their entirety and should be read in conjunction with "Pro Forma Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes.

                                                YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
                                        ---------------------------------------------      -------------------------------
                                                                               PRO                                  PRO
                                                                              FORMA                                FORMA
                                          1993        1994        1995       1995 (1)       1995        1996      1996 (1)
                                        -------     --------    --------     --------      -------    --------    --------
SELECTED INCOME STATEMENT DATA:                      (Dollars in thousands, except per share amounts)
  Revenue:
        Oil, natural gas and related
          product sales   . . . . . .   $ 5,868     $ 12,692    $ 20,032     $ 41,196      $ 8,997    $ 20,650    $ 28,574
        Interest income   . . . . . .        76           23          77           77           21         124         124
                                        -------     --------    --------     --------      -------    --------    --------
                 Total revenues . . .     5,944       12,715      20,109       41,273        9,018      20,774      28,698
                                        -------     --------    --------     --------      -------    --------    --------
  Expenses:
        Production  . . . . . . . . .     2,067        4,309       6,789       15,336        3,128       5,350       7,870
        General and administrative  .       782        1,105       1,832        2,332          935       1,656       1,906
        Interest  . . . . . . . . . .        83        1,146       2,085        2,066          927         681         233
        Imputed preferred dividends        -            -           -            -            -            759        -
        Loss on early extinguishment
          of debt   . . . . . . . . .      -            -            200          200          200         440         440
        Depletion and depreciation  .     1,898       4,209        8,022       16,521        3,075       7,382      10,099
        Franchise taxes   . . . . . .      -             65          100          100           42         107         107
                                        -------     --------    --------     --------      -------    --------    --------
                 Total expenses . . .     4,830       10,834      19,028       36,555        8,307      16,375      20,655
                                        -------     --------    --------     --------      -------    --------    --------

  Income before the following:            1,114        1,881       1,081        4,718          711       4,399       8,043
        Gain on sale of Canadian
           properties . . . . . . . .       966         -           -            -            -           -           -
                                        -------     --------    --------     --------      -------    --------    --------
  Income before income taxes  . . . .     2,080        1,881       1,081        4,718          711       4,399       8,043
  Provision for federal income taxes       (345)        (718)       (367)      (1,603)        (242)     (1,804)     (2,785)
                                        -------     --------    --------     --------      -------    --------    --------
  Net income  . . . . . . . . . . . .   $1 ,735     $  1,163    $    714     $  3,115      $   469    $  2,595    $  5,258
                                        =======     ========    ========     ========      =======    ========    ========

  Net income per common share (2) . .   $  0.35     $   0.19    $   0.10     $   0.27      $  0.07    $   0.23    $   0.28
                                        =======     ========    ========     ========      =======    ========    ========
  Weighted average common
        shares outstanding (2)  . . .     4,990        6,240       6,870       11,521        6,536      11,512      18,921
                                        =======     ========    ========     ========      =======    ========    ========

OTHER DATA:
  Operating cash flow (3) . . . . . .   $ 3,030     $  6,185     $ 9,394     $ 21,530      $ 4,025    $ 13,303    $ 18,582
  Capital expenditures  . . . . . . .    29,855       16,903      28,524         -          10,506      60,733        -
  Adjusted EBITDA (4) . . . . . . . .     3,019        7,213      11,311       23,428        4,892      13,537      18,691

                                                           AS OF DECEMBER 31,                  AS OF JUNE 30, 1996
                                                     ----------------------------------      -----------------------
                                                                                                             PRO
                                                       1993         1994         1995          ACTUAL      FORMA (5)
                                                     --------     ---------    --------      ----------   ----------
BALANCE SHEET DATA:                                                     (Dollars in thousands)
  Total assets  . . . . . . . . . . . . . . . . .    $ 35,978     $ 48,964      $ 77,641      $ 132,900    $ 139,610
  Working capital (deficiency)  . . . . . . . . .      (1,410)      (1,620)        6,862         (1,184)       5,526
  Long-term debt, net of current maturities . . .       6,177       16,536         3,474         42,964           34
  Convertible preferred stock . . . . . . . . . .        -            -           15,000         15,759         -
  Shareholders' equity  . . . . . . . . . . . . .      24,431       25,962        53,501         57,258      122,657

 (1)  Gives effect to the (i) Capitalization Adjustments, (ii) Hess Acquisition,
      (iii) Ottawa Acquisition, and (iv) the application of estimated net proceeds of $46.3 million from the Offering as if such transactions had been consummated as of January 1 of the period presented. See "Use of Proceeds."
 (2) Adjusted for a proposed one-for-two reverse split of Common Shares to be effective in October 1996, subject to shareholder and regulatory approval.
 (3) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.
 (4) Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depletion and depreciation, gain on sale of oil and natural gas properties, imputed preferred dividends and losses on early extinguishment of debt. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income nor as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the Company's Consolidated Statements of Cash Flows in the Consolidated Financial Statements included elsewhere in this Prospectus. Adjusted EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.
 (5) Gives effect to the Capitalization Adjustments and the application of estimated net proceeds of $46.3 million from the Offering.

                                  RISK FACTORS

         In addition to other information set forth elsewhere in this Prospectus, the following factors relating to the Company and the Offering should be considered when evaluating an investment in the Common Shares offered hereby.

PRICE FLUCTUATIONS AND MARKETS

         The Company's revenue, profitability and future rate of growth are substantially dependent upon the price of, and demand for, oil, natural gas and natural gas liquids. Historically the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental relations and taxes, the price and availability of alternative fuels, political conditions in the Middle East and other petroleum producing areas, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of the Company's oil and natural gas that can be produced economically and could, therefore, have a material adverse effect on the Company's financial condition and results of operations. In an effort to minimize the effect of price volatility, the Company has in the past entered into hedging arrangements from time to time. The Company has not entered into any financial hedging contracts as of September 12, 1996.

         The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines or trucking and terminal facilities. Wells may be temporarily shut-in for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity.

NEED TO REPLACE RESERVES

         The Company's future success depends on its ability to find, develop or acquire additional oil and natural gas reserves that are recoverable on a attractive economic basis. Unless the Company successfully replaces the reserves that it produces (through development, exploration or acquisitions), the Company's proved reserves will decline. Furthermore, approximately 55% of the Company's proved developed reserves at July 1, 1996 are located in the lower Gulf Coast geosyncline in southern Louisiana which is characterized by relatively rapid decline rates. Approximately 59% of the Company's total proved reserves at July 1, 1996 were either proved undeveloped or proved developed non-producing. Recovery of such reserves will require significant capital expenditures and successful drilling operations. There can be no assurance that the Company will continue to be successful in its effort to develop or replace its proved reserves.

DRILLING AND OPERATING RISKS

         Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating, and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

         The Company's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, the release of contaminants into the environment, cratering and fires, all of which could result in personal injuries, loss of life, damage to property of the Company and others, and the imposition of fines and penalties pursuant to environmental legislation. See "-Governmental and Environmental Regulation." The Company is not fully insured against all of these risks, nor are all such risks insurable. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, or as in the case of environmental fines and penalties, be uninsurable, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. The Company believes that it has proper procedures in place and that its operating staff carries out their work in a manner designed to mitigate these risks.

         The Company has focused its oil and natural gas operations in certain key areas and currently receives approximately 80% of its production from 14 fields. Any interruption to these key areas could materially adversely affect the operations of the Company. In the majority of the Company's Mississippi fields, significant amounts of saltwater are produced which require disposal. Currently, the Company is able to dispose of such saltwater economically, but should it be unable to do so in the future, production from these fields would become uneconomical.

UNCERTAINTY OF ESTIMATES OF OIL AND NATURAL GAS RESERVES

         Estimates of the Company's proved developed oil and natural gas reserves and future net revenue therefrom appearing elsewhere herein are based on reserve reports prepared by independent petroleum engineers. The estimation of reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable thereto based on the same data. The accuracy of any reserve estimate depends on the quality of available data as well as engineering and geological interpretation and judgment. The Company's reserves are primarily water-drive reservoirs which can increase the uncertainty of the estimates that have been prepared. Results of drilling, testing and production or price changes subsequent to the date of the estimate may result in revisions to such estimates. The estimates of future net revenue reflect oil and natural gas prices as of the date of estimation, without escalation. There can be no assurance, however, that such prices will be realized or that the estimated production volumes will be produced during the periods indicated. Future performance that deviates significantly from the reserve reports could have a material adverse effect on the Company.

ACQUISITION RISKS

         The Company's rapid growth in recent years has been attributable in significant part to acquisitions of producing properties. After the Offering, the Company expects to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms management considers favorable to the Company. There can be no assurance that suitable acquisition candidates will be identified in the future, nor that they will be integrated successfully into the Company's operations or successful in achieving desired profitability objectives. In addition, the Company competes against other companies for acquisitions, and there can be no assurance that the Company will be successful in the acquisition of any material property interests.

         The successful acquisition of producing properties requires an assessment of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices. Nonetheless, the resulting assessments are necessarily inexact and their accuracy inherently uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

         Additionally, significant acquisitions can change the nature of the operations and business of the Company depending upon the character of the acquired properties, which may be substantially different in operating and geologic characteristics or geographic location than existing properties.
While it is the Company's current intent to concentrate on acquiring producing properties with development and exploration potential located in the Gulf Coast region, there is no assurance that the Company will not pursue acquisitions or properties located in other geographic regions.

SUBSTANTIAL CAPITAL REQUIREMENTS

         In the future, the Company will require additional funds to develop, maintain and acquire additional interests in existing or newly-acquired properties. During the last three years, the Company spent on average four times more than its cash flow from operations (exclusive of the changes in non-cash working capital balances) and it has continued this trend into 1996 by spending approximately 4.6 times its cash flow during the first half of 1996. Historically, the Company has funded these expenditures principally through debt and equity. As of September 12, 1996, the Company had a $53.0 million borrowing base on its Credit Facility, $8.0 million of which was available.
The Company intends to use the net proceeds from this Offering to substantially reduce its outstanding bank debt. See "Use of Proceeds." The borrowing base on this facility will be redetermined semi-annually by the lender in its sole discretion and there can be no assurance the borrowing base will be maintained at its present level. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - New Credit Facility."

         Although the Company carefully monitors its capital requirements and plans its expenditures accordingly, and believes that it will be able to meet all of its obligations in the future, there can be no assurance that additional capital will always be available to the Company in the future or that it will be available on terms that are acceptable to the Company. Should outside capital resources be limited, the rate of Company growth would substantially decline, and there can also be no assurance that the Company would be able to continue to increase its oil and natural gas production or oil and natural gas reserves. Numerous factors affect the cost and availability of capital, including market conditions, the Company's results of operations and the rate of the Company's drilling successes.

CONTROLLING SHAREHOLDER

         In December 1995, the Company completed a $40.0 million private placement of securities to TPG consisting of the Convertible Preferred, Common Shares and warrants. Assuming approval by the shareholders of the Company, the Convertible Preferred will be converted into approximately 2.8 million Common Shares concurrently with the closing of this Offering. After adjusting for this conversion, the Offering and the other Capitalization Adjustments, TPG will own approximately 39% of the Common Shares outstanding on a fully-diluted basis. TPG is entitled to nominate a minimum of three of seven representatives to the Company's Board of Directors as long as TPG maintains certain ownership levels. The current Board of Directors has six members of which three members were nominated by TPG. In addition, certain transactions, including changes to the number of board members, amendments to the Company's Articles of Continuance, certain issuances of debt, certain acquisitions and dispositions, and most issuances of equity, require the two-thirds majority of the Board of Directors, which cannot be obtained without the approval of at least one TPG representative. See "Interests of Management in Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

         After giving effect to the Offering and the Capitalization Adjustments, the Company would have had 19,079,090 Common Shares outstanding as of August 31, 1996 (19,679,090 shares assuming exercise of the Underwriters' over-allotment option in full). The Common Shares sold in the Offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"). All 7,608,038 of the Common Shares beneficially owned by TPG as of the close of the Offering will be "restricted" securities within the meaning of the Securities Act as a result of the issuance thereof in a private transaction. The Company believes that such "restricted" Common Shares will become eligible for sale on the open market under Rule 144 from time to time after December 21, 1997. In connection with the Offering, the Company, all of it's directors and executive officers and TPG have agreed not to sell or otherwise dispose of any Common Shares, including any shares exercisable for or convertible into Common Shares, for a period of 120 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."

         In addition, the Company has granted certain registration rights to TPG. After December 21, 1997 and until December 21, 2000, TPG has the right, subject to certain conditions, to demand that its stock be registered under the Securities Act on one occasion. TPG also has "piggyback" registration rights and, subject to certain conditions, may participate in a future registration by the Company of Common Shares (or securities convertible into or exchangeable for, or options, warrants or other rights to acquire, Common Shares) under the Securities Act. Additionally, TPG has the right, but not the obligation to maintain its pro rata ownership interest in the equity securities of the Company in the event the Company issues any additional equity securities or securities convertible into Common Shares of the Company by purchasing additional shares on the same terms and conditions. However, this right expires should TPG's ownership interest fall below 20%. TPG has waived its "piggyback" registration rights and its pre-emptive rights with regard to the Offering. See "Interests of Management in Certain Transactions" and "Shares Eligible for Future Sale."

         The sale of a substantial number of Common Shares or the availability of a substantial number of shares for sale may adversely affect the market price of the Common Shares and could impair the Company's ability to raise additional capital through the sale of its equity securities.

DEPENDENCE ON KEY PERSONNEL

         The Company believes that its continued success will depend to a significant extent upon the abilities and continued efforts of its board of directors and its senior management, particularly Gareth Roberts, its Chief Executive Officer and President. The Company does not have any employment agreements and does not maintain any key man life insurance. The loss of the services from any of its key personnel could have a material adverse effect on the Company's results of operations. The success of the Company will also depend, in part, upon the Company's ability to find, hire and retain additional key management personnel who are also being sought by other businesses. The inability to find, hire and retain such personnel could have a material adverse effect upon the Company's results of operations. See "Management - Executive Officers and Directors."

COMPETITION

         The Company operates in a highly competitive environment. The Company competes with major integrated and independent energy companies for the acquisition of desirable oil and natural gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than
those of the Company.   See "Business and Properties - Competition."

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

         The production of oil and natural gas is subject to regulation under a wide range of United States federal and state statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling, reworking and recompletion operations, drilling bonds and reports concerning operations. Most states in which the Company owns and operates properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations in light of the persistent oversupply and low prices for oil and natural gas production. These regulations may limit the rate at which oil and natural gas could otherwise be produced from the Company's properties. Some states have also enacted statutes prescribing ceiling prices for natural gas sold within the state. See "Business and Properties - Governmental Regulations."

         Various United States federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs. In particular, the Company's production operations, its salt water disposal operations and its use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation. The majority of the Company's Louisiana activity is conducted in a marsh environment where environmental regulations are somewhat greater. Although compliance with these regulations increases the cost of Company operations, such compliance has not had a material effect on the Company's capital expenditures, earnings or competitive position. Environmental regulations have historically been subject to frequent change by regulatory authorities and the Company is unable to predict the ongoing cost of complying with these laws and regulations or the future impact of such regulations on its operations. A significant discharge of hydrocarbons into the environment could, to the extent such event is not insured, subject the Company to substantial expense. See "Business and Properties - Environmental Matters."

AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED SHARES; ANTI-TAKEOVER PROVISIONS

         The Company's Articles of Continuance authorize the future issuance of First Preferred Shares and Second Preferred Shares (collectively, the "Preferred Shares"), with such designations, rights, privileges, restrictions and conditions as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Shares with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of the Company's Common Shares. In the event of issuance, the Preferred Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Such actions could have the effect of discouraging bids for the Company, thereby preventing shareholders from receiving the maximum value for their shares. Although the Company has no present intention to issue any additional Preferred Shares, there can be no assurance that the Company will not do so in the future. As of the close of this Offering, no Preferred Shares will be outstanding. See "Interests of Management in Certain Transactions."

         The Investment Canada Act includes provisions that are intended to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These existing anti-takeover provisions may have a significant effect on the ability of a shareholder to benefit from certain kinds of transactions that may be opposed by the incumbent Board of Directors. See "Canadian Taxation and the Investment Canada Act" and "Description of Capital Stock."

NO DIVIDENDS

         During the last five fiscal years, the Company has not paid any dividends on its outstanding Common Shares, nor does the Company intend to do so. In addition, the Company is restricted from doing so under its Credit Facility. The Company currently intends to retain its cash for the continued expansion of its business, including exploration, development and acquisition activities.

FORWARD-LOOKING INFORMATION

         All statements other than statements of historical fact contained in this Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "project" or "expect" or similar statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the aforementioned risks described under "Risk Factors," such as the fluctuations of the prices received or demand for the Company's oil and natural gas, the uncertainty of drilling results and reserve estimates, the operating hazards, acquisition risks, requirements for capital, general economic conditions, the competition from other exploration, development and production companies and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of Common Shares in the Offering are estimated to be approximately $46.3 million ($53.3 million if the Underwriters' over allotment option is exercised in full), based on an assumed public offering price of $12.50 per share. From these proceeds, the Company intends to repay its borrowings under the Credit Facility to better position the Company for future acquisition and development activities. As of September 12, 1996, the Credit Facility had an outstanding balance of $45.0 million and an average interest rate of 6.8% per annum. The Credit Facility is currently a revolving credit facility that will convert to a three-year term loan in May 1998, unless renewed or extended. The Company borrowed $39.9 million against this Credit Facility during the second quarter of 1996, primarily to fund the Hess Acquisition, the Ottawa Acquisition and other acquisitions. See "Business and Properties - Acquisitions of Oil and Natural Gas Properties." Since June 30, 1996, an additional $5.0 million has been borrowed to fund the Company's development program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - New Credit Facility." The remainder of the proceeds from the Offering, if any, will be used to fund future capital expenditures related to acquisition, development, and exploration activities, increase working capital and for general corporate purposes. To the extent that the net proceeds of the Offering are not immediately used, they will be invested in investment grade short-term interest-bearing obligations.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

         The Company's Common Shares have been listed on the Nasdaq National Market ("NASDAQ") since August 25, 1995 and on The Toronto Stock Exchange ("TSE") in Toronto, Ontario, Canada, since February 14, 1984 and currently trade under the symbols "DENRF" and "DNR," respectively. The following table summarizes the high and low last reported sales prices on days in which there were trades of the Common Shares on NASDAQ and on the TSE (as reported by such exchanges) for each quarterly period during the last two fiscal years and to date during 1996. The following prices have been adjusted for the proposed one-for-two reverse stock split to be effective in October 1996, subject to shareholder and regulatory approval.

                                                         NASDAQ                           TSE
                                                  ---------------------        --------------------
                                                    High         Low             High         Low
                                                  --------     --------        -------      -------
    1994                                              (U.S. $)                       (Cdn. $)

    First Quarter . . . . . . . . . . . . . .          -           -              8.00         6.30
    Second Quarter  . . . . . . . . . . . . .          -           -              8.80         7.00
    Third Quarter . . . . . . . . . . . . . .          -           -              9.00         7.20
    Fourth Quarter  . . . . . . . . . . . . .          -           -              8.80         7.10

    1995
    First Quarter . . . . . . . . . . . . . .          -           -              7.80         6.60
    Second Quarter  . . . . . . . . . . . . .          -           -              8.70         7.00
    Third Quarter . . . . . . . . . . . . . .       6.74        5.32              8.70         7.00
    Fourth Quarter  . . . . . . . . . . . . .       6.26        5.50              8.70         7.10

    1996
    First Quarter . . . . . . . . . . . . . .       7.88        6.26             10.80         8.30
    Second Quarter  . . . . . . . . . . . .        10.62        8.50             14.50        12.00
    Third Quarter through September 12, 1996       13.50       10.00             18.60        13.70

         The last reported sales prices of the Common Shares on NASDAQ and the TSE on September 12, 1996, as reported by such exchanges, were U.S. $12.25 per share and Cdn. $16.90 per share, respectively.

         During the last five fiscal years, the Company has not paid any dividends on its outstanding Common Shares, nor does the Company intend to do so in the foreseeable future. In addition, the Company is prohibited from doing so under its Credit Facility. See "Management's Discussions and Analysis of Financial Condition and Results of Operations - New Credit Facility."

         As of September 1, 1996, to the best of the Company's knowledge, the Common Shares were held of record by approximately 1,200 holders.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1996 and as adjusted to give effect to the Capitalization Adjustments and the application of the $46.3 million estimated net proceeds from the Offering, as if each had been consummated as of June 30, 1996. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto, "Managements's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                                                          As of June 30, 1996
                                                                       -------------------------
                                                                        Actual       As adjusted
                                                                       ---------    ------------
                                                                         (Dollars in thousands)
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . .      $  3,085       $   9,795
                                                                      =========       =========
Long-term debt:
     Revolving bank loan  . . . . . . . . . . . . . . . . . . . .      $ 40,000       $    -
     Convertible debentures . . . . . . . . . . . . . . . . . . .         2,930            -
     Other notes payable  . . . . . . . . . . . . . . . . . . . .            34              34
                                                                      ---------       ---------
                 Total long-term debt . . . . . . . . . . . . . .        42,964              34
                                                                      ---------       ---------

Convertible First Preferred Shares, Series A
     1,500,000 authorized; $10 par value; 1,500,000 and -0- shares
     outstanding, respectively  . . . . . . . . . . . . . . . . .        15,759            -
                                                                      ---------       ---------

Shareholders' equity (1):
      Common Shares, no par value; unlimited shares
         authorized; 11,632,215 and 19,032,415 outstanding,
         respectively (2) . . . . . . . . . . . . . . . . . . . .        51,226         116,761
      Retained earnings (3) . . . . . . . . . . . . . . . . . . .         6,032           5,896
                                                                      ---------       ---------
                 Total shareholders' equity . . . . . . . . . . .        57,258         122,657
                                                                      ---------       ---------
                          Total capitalization  . . . . . . . . .     $ 115,981       $ 122,691
                                                                      =========       =========

(1) Excludes 1,043,425 outstanding stock options as of June 30, 1996, exercisable at various prices ranging from $2.50 to $11.36 per share with a weighted average price of $7.36 (of which 503,800 were currently exercisable), and 700,000 Common Shares reserved for issuance upon exercise of the two series of Common Share purchase warrants.

(2) Includes the issuance of: (i) 4,000,000 Common Shares upon the closing of the Offering, (ii) 2,816,372 Common Shares in exchange for the Convertible Preferred, (iii) 308,642 Common Shares for the principal and 12,686 Common Shares for the interest from June 30, 1996 to April 13, 1997 on the 9 1/2% Convertible Debentures, (iv) 187,500 Common Shares for the 6 3/4% Convertible Debentures converted on July 31, 1996 and (v) 75,000 Common Shares for the Cdn. $8.40 warrants exercised on August 27, 1996. See "Interests of Management in Certain Transactions."

(3) Includes a $136,000 charge to earnings for the imputed interest from June 30, 1996 to April 13, 1997 for the pro forma early conversion of the 9 1/2% Convertible Debentures. This interest would be paid in Common Shares at a price of Cdn. $14.72 per Common Share.

                          PRO FORMA OPERATING RESULTS

         The following unaudited pro forma consolidated statements of income for the year ended December 31, 1995 and the six months ended June 30, 1996 reflect the historical information of the Company as adjusted to give effect to: (i) revenue and direct operating expenses of the Ottawa Acquisition, (ii) revenue and direct operating expenses of the Hess Acquisition, (iii) the pro forma adjustments related to the Ottawa and Hess Acquisitions ("Acquisition Adjustments") and (iv) the Capitalization Adjustments, the Offering and application of the estimated net proceeds therefrom, in each case as if such transactions had been consummated as of the beginning of each respective period. A pro forma balance sheet is not presented as both the Ottawa and Hess Acquisitions had been consummated before June 30, 1996. Additional property acquisitions were made in 1996 that have not been included in the pro forma adjustments since they are immaterial individually and in the aggregate. See "Capitalization."

         The unaudited pro forma consolidated statements of income are provided for comparative purposes only and should be read in conjunction with the historical consolidated financial statements of the Company and the historical statements of revenues and direct operating expenses of the properties acquired in the Ottawa Acquisition and the Hess Acquisition. The pro forma information presented is not necessarily indicative of the results that actually would have been obtained if such transactions had occurred at the beginning of the indicated periods or of future results.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                                                                         Six Months Ended June 30, 1996
                                               ----------------------------------------------------------------------------------
                                                                                                       Capitalization
                                                 Denbury       Ottawa        Hess        Acquisition   and Offering     Pro Forma
                                                Historical   Acquisition   Acquisition   Adjustments    Adjustments     Combined
                                               ------------  -----------   -----------  ------------   --------------  ----------
                                                                (Dollars in thousands, except per share amounts)
              Revenues:
                 Oil, natural gas and related
                    product sales . . . . . . .  $  20,650    $   854      $  7,070     $   -           $   -          $  28,574
                 Interest and other . . . . . .        124       -             -            -               -                124
                                                 ---------    -------      --------     --------        -------        ---------
                          Total revenues  . . .     20,774        854         7,070         -               -             28,698
                                                 ---------    -------      --------     --------        -------        ---------

              Expenses:
                 Production . . . . . . . . . .      5,350        168         2,352         -               -              7,870
                 General and administrative . .      1,656       -             -             250(1)         -              1,906
                 Interest . . . . . . . . . . .        681       -             -           1,041(2)     (1,489)(3)           233
                 Imputed preferred dividend . .        759       -             -            -              (759(6)          -
                 Loss on early extinguishment
                   of debt  . . . . . . . . . .        440       -             -            -              -                 440
                 Depletion and depreciation . .      7,382       -             -           2,717(4)        -              10,099
                 Franchise taxes  . . . . . . .        107       -             -            -              -                 107
                                                 ---------    -------      --------     --------        -------         --------
                          Total expenses  . . .     16,375        168         2,352        4,008         (2,248)          20,655
                                                 ---------    -------      --------     --------        -------         --------

              Income before tax . . . . . . . .      4,399        686         4,718       (4,008)         2,248            8,043
              Provision for federal
                income tax  . . . . . . . . . .     (1,804)      (233)(5)    (1,604)(5)    1,362(5)        (506)(5)       (2,785)
                                                 ---------    -------      --------     --------        -------         --------

              Net income  . . . . . . . . . . .  $   2,595    $   453      $  3,114     $ (2,646)       $ 1,742         $  5,258
                                                 =========    =======      ========     ========        =======         ========

              Net income per common share   . .  $    0.23                                                              $   0.28
                                                 =========                                                              ========

              Average common shares outstanding     11,512                                                                18,921
                                                 =========                                                              ========



See notes on following page.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                                                            YEAR ENDED DECEMBER 31, 1995
                                     --------------------------------------------------------------------------------------
                                                                                              CAPITALIZATION
                                      DENBURY        OTTAWA         HESS        ACQUISITION    AND OFFERING       PRO FORMA
                                     HISTORICAL    ACQUISITION   ACQUISITION   ADJUSTMENTS     ADJUSTMENTS        COMBINED
                                     ---------     -----------   -----------   ------------    -----------       ----------
                                                  (Dollars in thousands, except per share amounts)
Revenues:
   Oil, natural gas and related
     product sales  . . . . . . . .   $ 20,032       $  2,954     $ 18,210     $         -    $          -        $ 41,196
   Interest and other . . . . . . .         77              -            -               -               -              77
                                      --------       --------     --------        --------        --------        --------
            Total revenues  . . . .     20,109          2,954       18,210               -               -          41,273
                                      --------       --------     --------        --------        --------        --------

Expenses:
   Production . . . . . . . . . . .      6,789            659        7,888               -               -          15,336
   General and administrative . . .      1,832              -            -             500(1)            -           2,332
   Interest . . . . . . . . . . . .      2,085              -            -           3,338(2)       (3,357)(3)       2,066
   Loss on early extinguishment of
     debt . . . . . . . . . . . . .        200              -            -               -               -             200
   Depletion and depreciation . . .      8,022              -            -           8,499(4)            -          16,521
   Franchise taxes  . . . . . . . .        100              -            -               -               -             100
                                      --------       --------     --------        --------        --------        --------
            Total expenses  . . . .     19,028            659        7,888          12,337          (3,357)         36,555
                                      --------       --------     --------        --------        --------        --------


Income before tax . . . . . . . . .      1,081          2,295       10,322         (12,337)          3,357           4,718
Provision for federal income tax          (367)          (780)      (3,509)          4,194          (1,141)         (1,603)
                                      --------       --------     --------        --------        --------        --------

Net income  . . . . . . . . . . . .   $    714       $  1,515     $  6,813        $ (8,143)       $  2,216        $  3,115
                                      ========       ========     ========        ========        ========        ========

Net income per common share . . . .   $   0.10                                                                    $   0.27
                                      ========                                                                    ========

Average common shares outstanding .      6,870                                                                      11,521
                                      ========                                                                    ========



(1) Reflects an increase of $500,000 in annual general and administrative expense for additional personnel and associated costs relating to the acquired properties, net of anticipated allocations to operations and capitalization of exploration costs.

(2) Reflects an increase in interest expense for the period to reflect the $44.5 million of bank debt that would have been required to fund the Hess and Ottawa Acquisitions had they occurred as of the beginning of each respective period. The applicable interest rate was reduced from the Company's historical bank interest rate by 1 3/8% for such periods to reflect the reduction in the margin over LIBOR as a result of the new Credit Facility.

(3) Interest expense was: (i) reduced to reflect receipt of $46.3 million in estimated net proceeds from the Offering and the $460,000 from the exercise on August 27, 1996 of 75,000 of the Cdn. $8.40 Warrants and the application thereof to reduce debt, in each case as if the funds were received and applied at the beginning of each period ($1.6 million and $3.5 million for 1996 and 1995, respectively), (ii) increased to reflect the imputed interest on the Debentures from the end of each respective period through April 13, 1997, in addition to the interest actually charged on the Debentures during the period presented ($87,000 and $167,000 for 1996 and 1995, respectively), and
         (iii) reduced to reflect the conversion as of the beginning of each period of the 6 3/4% Convertible Debentures that were converted into 187,500 Common Shares on July 31, 1996 ($35,000 and $74,000 for 1996
         and 1995, respectively).

(4) Depreciation, depletion and amortization ("DD&A") expense has been computed using the unit of production method and reflects the Company's increased investment in oil and natural gas properties. The July 1, 1996 estimated net proved reserves prepared by Netherland & Sewell were used in the DD&A computation for the Hess and Ottawa Acquisitions.

(5) Income taxes were computed on a pro forma basis using the federal statutory rate of 34%.

(6) Reflects the elimination of the imputed preferred dividend on the Convertible Preferred that will be converted into Common Shares concurrent with the completion of the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company for each year for the five-year period ended December 31, 1995 are derived from the Company's audited Consolidated Financial Statements. The selected consolidated financial data for the six-month periods ended June 30, 1995 and 1996 are unaudited and include, in management's opinion, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the results for such interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein. See Note 8 of the Notes to Consolidated Financial Statements for a reconciliation between Canadian and U.S. GAAP.

                                                                                                              Six Months Ended
                                                                    Year Ended December 31,                       June 30,
                                                         -----------------------------------------------    -------------------
                                                         1991      1992       1993      1994       1995      1995         1996
                                                         ------    ------   ------     ------     ------    ------       ------
                                                                   (Dollars in thousands except per share amounts)
SELECTED INCOME STATEMENT Data:
  Revenue:
         Oil, natural gas and related product sales    $ 1,962   $ 1,912    $ 5,868  $ 12,692   $ 20,032     $ 8,997   $ 20,650
         Interest income  . . . . . . . . . . . . .          5        40         76        23         77          21        124
                                                       -------   -------    -------  --------   --------     -------   --------
                 Total revenues . . . . . . . . . .      1,967     1,952      5,944    12,715     20,109       9,018     20,774
                                                       -------   -------    -------  --------   --------     -------   --------
  Expenses:
         Production . . . . . . . . . . . . . . . .        669       634      2,067     4,309      6,789       3,128      5,350
         General and administrative . . . . . . . .        437       955        782     1,105      1,832         935      1,656
         Interest . . . . . . . . . . . . . . . . .         16         8         83     1,146      2,085         927        681
         Imputed preferred dividends. . . . . . . .          -         -          -         -          -           -        759
         Loss on early extinguishment of debt . . .          -         -          -         -        200         200        440
         Depletion and depreciation . . . . . . . .      1,973       690      1,898     4,209      8,022       3,075      7,382
         Franchise taxes  . . . . . . . . . . . . .          -         -          -        65        100          42        107
                                                       -------   -------    -------  --------   --------     -------   --------
                 Total expenses . . . . . . . . . .      3,095     2,287      4,830    10,834     19,028       8,307     16,375
                                                       -------   -------    -------  --------   --------     -------   --------

   Income (loss) before the following:                  (1,128)     (335)     1,114     1,881      1,081         711      4,399
         Gain on sale of Canadian properties  . . .          -         -        966         -          -           -          -
                                                       -------   -------    -------  --------   --------     -------   --------
  Income (loss) before income taxes . . . . . . . .     (1,128)     (335)     2,080     1,881      1,081         711      4,399
  Provision for federal income  . . . . . . . . . .          -         -       (345)     (718)      (367)       (242)    (1,804)
                                                       -------   -------    -------  --------   --------     -------   --------
  Net income (loss) . . . . . . . . . . . . . . . .    $(1,128)    $(335)   $ 1,735  $  1,163   $    714     $   469   $  2,595
                                                       =======   =======    =======  ========   ========     =======   ========
  Net income (loss) per common share(1) . . . . . .    $ (0.58)  $ (0.11)   $  0.35  $   0.19   $   0.10     $  0.07   $   0.23
                                                       =======   =======    =======  ========   ========     =======   ========
  Weighted average common shares outstanding(1) . .      1,952     2,949      4,990     6,240      6,870       6,536     11,512
                                                       =======   =======    =======  ========   ========     =======   ========

Other Data:
  Operating cash flow(2)  . . . . . . . . . . . . .    $   846   $   354    $ 3,030  $  6,185   $  9,394     $ 4,025   $ 13,303
  Capital expenditures  . . . . . . . . . . . . . .      1,068     6,189     29,855    16,903     28,524      10,506     60,733
  Adjusted EBITDA(3)  . . . . . . . . . . . . . . .        856       323      3,019     7,213     11,311       4,892     13,537

                                                                        As of December 31,                    As of June 30,
                                                         -----------------------------------------------   --------------------
                                                          1991     1992      1993      1994       1995       1995         1996
                                                         ------   ------    ------    ------     -------    ------       ------
                                                                               (Dollars in thousands)
BALANCE SHEET DATA:
  Total assets  . . . . . . . . . . . . . . . . . .    $ 3,466   $ 8,225   $ 35,978  $ 48,964   $ 77,641    $ 56,917  $ 132,900
  Working capital (deficiency)  . . . . . . . . . .       (125)    1,369     (1,410)   (1,620)     6,862      (2,262)    (1,184)
  Long-term debt, net of current maturities . . . .          -         -      6,177    16,536      3,474      20,491     42,964
  Convertible preferred stock . . . . . . . . . . .          -         -         -         -      15,000           -     15,759
  Shareholders' equity  . . . . . . . . . . . . . .      2,882     7,548     24,431    25,962     53,501      28,891     57,258

(1) Adjusted for a proposed one-for-two reverse split to be effective in October 1996, subject to shareholder and regulatory approval.

(2) Represents cash flow provided by operations, exclusive of the net change in non-cash working capital balances.

(3) Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depletion and depreciation, gain on sale of oil and gas properties, imputed preferred dividends and losses on early extinguishment of debt. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income nor as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the Company's Consolidated Statements of Cash Flows in the Consolidated Financial Statements included elsewhere in this Prospectus. Adjusted EBITDA is included in this Prospectus because it is a basis upon which the Company assesses its financial performance.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

         Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. Since 1993, after having disposed of its Canadian oil and natural gas properties, the Company has focused its operations primarily onshore in Louisiana and Mississippi. Over the last three years, the Company has achieved rapid growth in proved reserves, production and cash flow by concentrating on the acquisition of properties which it believes have significant upside potential and through the efficient development, enhancement and operation of those properties.

ACQUISITION OF HESS PROPERTIES

         The Company completed several property acquisitions during the first half of 1996, the largest of which was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana, and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million from Amerada Hess, effective May 1, 1996. The average daily production from the properties included in the Hess Acquisition during May and June 1996 was approximately 5.9 MMcf/d and 1,962 Bbls/d, which increased the Company's average daily production during the first half of 1996 by approximately 2.0 MMcf/d and 650 Bbls/d, or 1,000 BOE/d. As of July 1, 1996, the properties in this acquisition had estimated net proved reserves of approximately 5.9 MMBOE which consisted of approximately 5.0 MMBbls and approximately 5.6 Bcf, with a PV10 Value of $43.1 million. Approximately 90% of the PV10 Value was for wells on which Denbury assumed operations with an average working interest of approximately 80%. See "Business and Properties - Acquisitions of Oil and Natural Gas Properties."

OTHER ACQUISITIONS

         In addition to the Hess Acquisition, during the first half of 1996 the Company completed other acquisitions totaling $10.8 million. The largest of these was the Ottawa Acquisition, an acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owned an interest, plus certain overriding royalty interests in other areas, which were acquired during April 1996 for approximately $7.5 million. The average daily production from the Ottawa Acquisition during April, May and June 1996 was approximately 1.5 MMcf/d and 354 Bbls/d, which increased the Company's average daily production during the first half of 1996 by approximately 760 Mcf/d and 175 Bbls/d, or 300 BOE/d.

         In addition to the Ottawa Acquisition, the Company spent an additional $3.3 million on four other acquisitions, primarily in Louisiana. These properties contributed approximately 1.5 MMcf/d and 50 Bbls/d, or 300 BOE/d, to the Company's average daily production during the first half of 1996. See "Business and Properties - Acquisitions of Oil and Natural Gas Properties." As of July 1, 1996, the Company's estimated net proved reserves for all of these other acquisitions, including the Ottawa Acquisition, totaled approximately 1.1 MMBbls and 13.1 Bcf or 3.3 MMBOE, with a PV10 Value of $24.1 million.

NEW CREDIT FACILITY

         In order to fund these acquisitions, improve the terms and increase the size of the previous credit facility, the Company entered into the new $150.0 million Credit Facility. This refinancing closed during the second quarter of 1996 and has a borrowing base as of September 12, 1996 of $53.0 million. The Credit Facility is a two-year revolving credit facility that converts to a three-year term loan in May 1998, unless renewed or extended.
The Credit Facility is secured by virtually all the Company's oil and natural gas properties and interest is payable at either the bank's prime rate or, depending on the percentage of the borrowing base that is outstanding, at rates ranging from LIBOR plus 7/8% to LIBOR plus 1 3/8%. The Credit Facility has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital as defined and (iv) a prohibition of most debt and corporate guarantees.

CAPITAL RESOURCES AND LIQUIDITY

         As outlined in the following table, in each of the last three years and during the first half of 1996, the Company made capital expenditures which required additional debt and equity capital to supplement cash flow from operations.


                                                                      Year Ended December 31,               Six Months Ended
                                                                --------------------------------------           June 30,
                                                                  1993            1994           1995              1996
                                                                -------         -------        -------      ----------------
                                                                                  (Dollars in thousands)
                     Acquisitions of oil and natural gas
                              properties . . . . . . . .        $20,076          $6,606        $16,763            $47,974
                     Oil and natural gas expenditures  .          9,779          10,297         11,761             12,759
                                                                -------         -------        -------            -------
                                      Total  . . . . . .        $29,855         $16,903        $28,524            $60,733
                                                                =======         =======        =======            =======

         Since January 1, 1993, the Company made total capital expenditures of $136.0 million, which were financed with equity ($58.1 million, including the Convertible Preferred), debt ($43.2 million) and cash from operations ($31.9 million). During 1995, the Company's sources of capital, other than cash flow from operations, were a $1.8 million issue of subordinated debt, a $2.4 million private placement of Common Shares and the $39.5 million, net of expenses, TPG Placement in December 1995. During the first half of 1996, the Company's funds were provided by operating cash flow and bank debt, beginning the year with $100,000 of outstanding bank debt and ending the six month period with $40.0 million of bank debt outstanding.

         As of June 30, 1996, the Company had a working capital deficit of $1.2 million and total bank debt of $40.0 million. The Company has budgeted development expenditures for the remainder of 1996 that exceed its projected cash flow. As of September 12, 1996, the Company had a borrowing base of $53.0 million with a total of $45.0 million drawn against the Credit Facility. With the increased cash flow from the acquired properties and the undrawn portion of the Credit Facility, the Company anticipates that it can fund its development budget for the second half of 1996 of approximately $16.0 million and meet its obligations in the foreseeable future. If external capital resources are limited or reduced in the future, the Company can adjust its development expenditure program accordingly. However, such adjustments could limit, or even eliminate, the Company's future growth. In addition to its development program, the Company has historically required capital for the acquisition of producing properties, which have been a major factor in the Company's rapid growth during recent years. There can be no assurance that suitable acquisitions will be identified in the future or that any such acquisitions will be successful in achieving desired profitability objectives. Without suitable acquisitions or the capital to fund such acquisitions, the Company's future growth could be limited or even eliminated. As such, the Company is seeking additional equity financing from the Offering in order to reduce its debt levels and better position the Company for future opportunities.

SOURCES AND USES OF FUNDS

         During the first half of 1996, the Company spent approximately $10.7 million on oil and natural gas development expenditures, $48.2 million on the previously discussed oil and natural gas acquisitions, and approximately $1.8 million on geological and geophysical expenditures. The development expenditures included $3.9 million on drilling and the balance of $6.8 million on workover costs. These expenditures were funded by bank debt, available cash and cash flow from operations.

         During 1995, the Company made $28.5 million in capital expenditures, with the single largest component being a $10.0 million acquisition of seven producing wells in the Gibson and Humphrey's fields located near the Company's other properties in Southern Louisiana (the "Gibson Acquisition").

         The balance of the 1995 acquisition expenditures were for additional interests in the Company's Lirette field in Louisiana ($2.9 million), interests in the Bully Camp field, also in Louisiana ($2.1 million), and a few smaller acquisitions in both Mississippi and Louisiana. During 1995, the Company also spent $1.9 million drilling four wells in Mississippi, $1.1 million for acreage, geological and geophysical and delay rentals, and the balance of $8.1 million for workovers of existing properties. The 1995 expenditures were funded on an interim basis with cash flow from operations ($9.4 million) and bank debt ($19.4 million), which was repaid in December 1995 with a portion of the $39.5 million of net proceeds from the TPG Placement. See "Interests of Management in Certain Transactions."

          Capital expenditures for 1994 were $16.9 million and included $10.3 million of development costs primarily expended on natural gas properties in Louisiana, with the balance of $6.6 million expended on acquisitions of properties primarily in Louisiana, of which $5.5 million was spent on acquiring additional working interests in existing Company-operated properties. Expenditures in 1994 were principally funded by $6.2 million of cash provided by operations and net incremental debt of $8.8 million, of which $1.5 million came from the issuance of unsecured convertible debentures and the balance from bank debt.

         During 1993, the Company made capital expenditures of approximately $29.9 million, of which $21.6 million was for acquisitions. The remaining $8.3 million was expended on drilling, completions and equipment. Included in the 1993 capital expenditures was approximately $8.7 million for the acquisition of the several properties from a major oil company in Mississippi (the "Mississippi Acquisition"), approximately $1.8 million for the acquisition and $4.7 million for the exploitation of the Puckett field in Mississippi and approximately $9.0 million for the acquisition of properties in Southern Louisiana (the "Louisiana Acquisition").

         The Company's largest source of funds in 1993 was net proceeds of $15.1 million from the issuance of equity in Canada, principally comprised of three offerings totaling 2,142,500 Common Shares at an average price of Cdn. $9.16 per share. In each of these offerings, the Company issued special warrants that were subsequently converted into Common Shares. In addition to cash provided by equity during 1993, the Company also received $7.6 million of cash from long-term debt, $3.0 million of cash flow provided by operations and $3.1 million of cash from the disposal of the Company's remaining Canadian properties.

RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

         Denbury continued to increase its daily production with an average of 5,453 BOE/d during the first quarter of 1996 and 7,841 BOE/d during the second quarter, for an overall average of 6,647 BOE/d during the first half of 1996 as compared to 3,843 BOE/d for the comparable six month period of 1995 (73% increase). The combination of the Hess and Ottawa Acquisitions contributed approximately 1,300 BOE/d to the Company's average daily production during the first half of 1996. The production from these two acquisitions for the first six months of 1996, including the periods when they were not owned by the Company, was approximately 3,964 BOE/d. In addition, the Gibson Acquisition contributed approximately 1,039 BOE/d to the Company's average daily production during the first half of 1996, with the balance of the increase, 465 BOE/d, primarily attributable to the Company's development and exploitation program.

         In addition, oil and natural gas prices improved substantially over 1995 levels during the first half of 1996. Average oil prices were $17.39 per Bbl as compared to $14.92 per Bbl for the comparable period in 1995 (17% increase) and natural gas prices increased to an average price of $2.80 per Mcf during the first half of 1996 as compared to $1.85 for the comparable period in 1995 (51% increase). The Company averaged a sales price of $17.07 per BOE during the first half of 1996 as compared to $12.94 per BOE during the first half of 1995 (32% increase).

         As a result of the aforementioned production and price increases and property acquisitions, oil and natural gas revenue increased 130% to $20.7 million during the first half of 1996 from $9.0 million for the first half of 1995. Approximately $3.7 million of the increase was related to the Hess and Ottawa Acquisitions, approximately $3.3 million to the Gibson Acquisition, approximately $3.4 million to the increase in product prices, and the balance due to an increase in production as a result of development and other acquisition activities. Production expenses also increased 71% to $5.4 million during the first half of 1996 as compared to $3.1 million for the comparable period in 1995. Production expenses on a BOE basis were $4.42 and $4.50 for the first half of 1996 and 1995 respectively, a decline of 2% from first half 1995 levels. The first quarter of 1996 operating expenses were slightly less on a BOE basis because a larger percentage of the first quarter's production was natural gas (62% on a BOE basis), which typically has a lower operating cost per BOE than oil. However, the second quarter included two months of operating expenses relating to the Hess Acquisition which had an average
production cost of $6.27 per BOE.   In July 1996, the Company assumed
operations of these Hess Acquisition properties and will focus on lowering the production cost during the last half of 1996 to levels more consistent with the Company's average.

         General and administrative expenses increased by 77% to $1.7 million for the first half of 1996 from $935,000 for the comparable period in 1995. On a per BOE basis, however, general and administrative costs remained relatively consistent at $1.46 per BOE for the first half of 1996 as compared to $1.40 per BOE for the comparable period in 1995. During the first half of 1996, the Company conducted a review of salaries and awarded raises and bonuses to its employees. Bonuses, including related payroll taxes, amounted to approximately $225,000. In addition, the Company began to increase its staff levels during the second quarter of 1996 to handle the Hess Acquisition, but was not entitled to any operator's overhead recovery on these properties until July 15, 1996 as Amerada Hess remained the operator of record until that date. During the first half of 1995, the Company had non-recurring expenses of approximately $190,000 relating to personnel changes. The Company's objective is to lower general and administrative costs for the last half of 1996 on a BOE basis to a level close to the overall average for 1995 of $1.25 per BOE.

         As a result of the $39.5 million TPG Placement and the corresponding retirement of bank debt, the only interest-bearing debt outstanding during the first quarter of 1996 was approximately $3.3 million of subordinated debt and minor trade notes payable. During the second quarter, however, the Company borrowed $39.9 million on its Credit Facility in order to close the Hess and
Ottawa Acquisitions.   The net effect was an overall 27% reduction in interest
expense to $681,000 for the first half of 1996, from $927,000 for the comparable period of 1995.

         During the first half of 1996, the Company expensed $759,000 relating to an imputed dividend on the Convertible Preferred. Under Canadian GAAP this is reported as an operating expense while under U.S. GAAP this would be deducted from net income to arrive at net income applicable to the common shareholders. This charge to earnings reflects the increase in the mandatory redemption value of the Convertible Preferred during the period. The Company has not, nor does it intend to, pay any dividends on the Convertible Preferred.

         Also during the first half of 1996, the Company had a $440,000 charge relating to a loss on early extinguishment of debt. These costs relate to the remaining unamortized debt issue costs of the Company's prior credit facility with ING Capital Corporation, which was replaced in May 1996, as previously discussed. The Company also had a charge of $200,000 during the first half of 1995 for the same item relating to another bank refinancing. Under U.S. GAAP, a loss on early extinguishment of debt would be an extraordinary item rather than a normal operating expense as required by Canadian GAAP.

         DD&A increased by 140% to $7.4 million for the first half of 1996 as compared to $3.1 million for the first half of 1995. DD&A per BOE increased 17% to $6.10 per BOE for the first half of 1996 from $5.22 per BOE for the year ended December 31, 1995 due to a large percentage of the 1995 and 1996 capital expenditures relating to acquisitions, which have had a higher per unit cost for the Company than those reserves added by development expenditures.

         The deferred tax provision for the first half of 1996 was approximately 41%, which is higher than the U.S. statutory rate due to certain non-deductible Canadian expenses and the non-deductible imputed preferred dividend expense of $759,000. The Company did not have a current tax provision as it generated a loss for federal income tax purposes.

         Primarily as a result of increased production and improved product prices, net income increased 453% to $2.6 million ($0.11 per common share) for the first half of 1996 from $469,000 ($0.04 per common share) during the first half of 1995. Cash flow from operations (before the change in non-cash working capital balances) also increased 231% over first half 1995 levels to $13.3 million during the first half of 1996 from $4.0 million during the first half of 1995, also primarily due to strong oil and natural gas prices as well as increased production.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

         During 1995, production for the year averaged 4,207 BOE/d, which compares to 2,859 BOE/d in 1994 (a 47% increase), with a higher percentage increase in revenue of $7.3 million (a 58% increase) between the two years.
Oil production for 1995 increased by 49% from 1,340 Bbls/d in 1994 to 1,995 Bbls/d in 1995 and natural gas production increased by 46% in 1995 to 13,271 Mcf/d from 9,113 Mcf/d in 1994. Approximately 240 BOE/d was attributable to the Gibson Acquisition with the balance primarily attributable to the Company's development and exploitation program. In addition, oil prices increased 8% from $13.84 per Bbl in 1994 to $14.90 per Bbl in 1995 and natural gas prices also increased 7%, with 1995 average prices of $1.90 per Mcf versus the $1.78 per Mcf average received in 1994. The Company realized a $800,000 gas hedging gain during 1995 which added $0.17 per Mcf to the average net natural gas price. The Company does not have any oil or natural gas hedges in place for 1996 due to the relatively strong commodity prices to date in 1996 and the reduced debt levels and resultant reduced risk of price changes on cash flow.

         The combination of the production and price increases caused oil and natural gas revenue to increase 57%, from $12.7 million in 1994 to $20.0 million in 1995. Approximately $700,000 of the increase is attributable to the Gibson Acquisition, approximately $1.3 million to product price increases with the balance due to the increases in production resulting from development and other acquisition activities.

         Production expenses were $6.8 million in 1995 compared to $4.3 million in 1994 as a result of increased production, although on a BOE basis, production expense had a slight increase of seven percent to $4.42 per BOE in 1995 from $4.13 in 1994.

         General and administrative expenses increased by 65% from $1.1 million in 1994 to $1.8 million in 1995 as a result of the Company's continuing growth. On a per BOE basis, these costs also increased by 12% from $1.12 per BOE in 1994 to $1.25 per BOE in 1995 primarily due to $190,000 of expenses during 1995 ($0.12 per BOE) for costs relating to non-recurring personnel changes.

         Interest expense increased significantly to $2.1 million in 1995 from $1.1 million in 1994. Approximately $19.4 million of bank debt was borrowed during 1995 primarily for acquisitions, increasing bank debt levels to a peak of $32.2 million just before year end when the bank debt was reduced to $100,000 with the proceeds from the TPG Placement. Interest expense on a BOE basis was $1.26 in 1995 versus $0.99 per BOE in 1994 due to the net borrowing during the first eleven months of 1995.

         Cash flow from operations in 1995 (before the changes in non-cash working capital balances) increased over 1994 by 52%, to $9.4 million in 1995 from $6.2 million in 1994. On a per BOE basis, cash flow from operations in 1995 also increased over 1994 by 3%, to $6.12 in 1995 from $5.93 in 1994. Higher product prices more than offset the higher interest costs, operating expenses and general and administrative costs.

         DD&A increased by 91% to $8.0 million in 1995 from $4.2 million in 1994. DD&A per BOE also increased 30% percent from $4.03 in 1994 to $5.22 in 1995 due to a large percentage of the 1995 capital expenditures (60%) relating to acquisitions, which have had a higher per unit cost for the Company than those reserves added by development expenditures.

         During 1995, the Company recognized $200,000 of expenses relating to the loss on early extinguishment of debt. These costs relate to the unamortized debt issue costs which were written off when the Company changed its primary bank lender in April 1995. Under U.S. GAAP, these costs would be an extraordinary item, rather than a normal operating expense as required under Canadian GAAP.

         The deferred tax provision for 1995 was approximately 34%, slightly less than 1994's provision of approximately 38%. The 1994 provision was slightly higher than the U.S. statutory rate due to the mix of Canadian versus U.S. expenses. The Company did not have a current tax provision as it generated a loss for federal income tax purposes.

         Net income decreased by 39% to $714,000 in 1995 from $1.2 million in 1994. Although every category of revenue and expense increased substantially between the two years, the reduced net income was primarily a result of certain non- recurring charges and a disproportionate increase in depreciation and depletion expense as compared to the increase in revenue.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

         During 1994, production for the year averaged 2,859 BOE/d, which compares to 1,194 BOE/d in 1993. Oil production for 1994 increased by 56% from 858 Bbls/d in 1993 to 1,340 Bbls/d in 1994 and natural gas production increased by 353% from 2.0 MMcf/d in 1993 to 9.1 MMcf/d in 1994. However, natural gas prices decreased 14%, from 1993 average prices of $2.06 per Mcf to the $1.78 per Mcf in 1994 with oil prices remaining almost constant at $13.91 per Bbl in 1993 and $13.84 per Bbl in 1994. The net effect of the production increase and natural gas price decrease was an increase in revenue for 1994 of 116% over 1993 revenue, with 1994 oil and natural gas revenue of $12.7 million as compared to 1993 levels of $5.9 million. Approximately $7.8 million of the increase was attributable to production increases, partially offset by the drop in revenue of approximately $931,000 attributable to the decline in natural gas prices.

         Production expenses were $4.3 million in 1994 compared to $2.1 million in 1993 as a result of increased production. On a BOE basis, production expense declined by 13% to $4.13 per BOE in 1994 from $4.75 per BOE in 1993 as a result of cost saving measures by the Company and the gas properties acquired in the Louisiana Acquisition late in 1993 which generally have a lower operating cost per BOE than oil properties.

         General and administrative expenses increased by 41% from $782,000 in 1993 to $1.1 million in 1994. This reflects the Company's increased activity and the establishment of the second major operating area in Southern Louisiana in late 1993. On a per BOE basis, however, these costs decreased by 38% from $1.80 per BOE in 1993 to $1.12 per BOE in 1994.

         Interest expense increased significantly to $1.1 million in 1994 from $83,000 in 1993. Approximately $7.6 million of interest-bearing debt was added in late 1993 primarily to complete the Louisiana Acquisition, and further acquisitions during 1994 increased debt to $16.4 million by year end. Additionally, the weighted average interest rate increased by 0.9 percentage points during 1994 from 8.0% in 1993 to 8.9% in 1994. Interest expense was $0.99 per BOE in 1994 versus a net interest income of $0.04 per BOE in 1993.

         Cash flow from operations in 1994 (before the changes in non-cash working capital balances) increased over 1993 by 104%, from $3.0 million in 1993 to $6.2 million in 1994. On a per BOE basis, however, cash flow from operations in 1994 decreased over 1993 by 15%, from $6.96 per BOE in 1993 to $5.93 per BOE in 1994. Higher interest costs and lower product prices more than offset the positive effects of the lower per unit operating and general and administrative costs.

         DD&A increased by 122% to $4.2 million in 1994 from $1.9 million in 1993 as a result of the 140% increase in production. The percentage increase in DD&A was lower than the percentage increase in production due to the addition of significant reserves at a lower cost per BOE. DD&A per BOE decreased 8% from $4.36 in 1993 to $4.03 in 1994.

         Deferred taxes represent approximately 38% of income before income taxes in 1994, an increase from the 17% in 1993. The 1993 tax provision was reduced by the application of Canadian tax loss carry forwards against the one-time gain from the sale of Canadian assets. The Company did not have a current tax provision as it generated a loss for federal income tax purposes.

         Net income, before the one-time gain in 1993 from the sale of Canadian properties, increased by 51% to $1.2 million in 1994 from $769,000 in 1993, primarily as a result of the increased production and associated revenue with a less than proportionate increase in most expenses.

                            BUSINESS AND PROPERTIES

THE COMPANY

         Denbury is an independent energy company engaged in acquisition, development and exploration activities in the U.S. Gulf Coast region. Since 1993, after having disposed of its Canadian oil and natural gas properties, the Company has focused its operations primarily onshore in Louisiana and Mississippi. Over the last three years, the Company has achieved rapid growth in proved reserves, production and cash flow by concentrating on the acquisition of properties which it believes have significant upside potential and through the efficient development, enhancement and operation of those properties.

         For the three-year period ended December 31, 1995, the Company increased its proved reserves by 57% per annum, from 5.8 MMBOE at December 31, 1993 to 14.3 MMBOE. As of July 1, 1996, including the Hess and Ottawa Acquisitions (as herein defined), the Company had increased its proved reserves to 22.7 MMBOE, representing a 59% increase over December 31, 1995. Over the same three-year period, the Company also increased its average daily production by 88% per annum, from 1,194 BOE/d to 4,207 BOE/d. Pro forma for the Hess and Ottawa Acquisitions, production for the first six months of 1996 was 9,323 BOE/d. For the three-year period ended December 31, 1995, Adjusted EBITDA grew at an annual rate of 94%, from $3.0 million to $11.3 million. Pro forma Adjusted EBITDA for the first six months of 1996 was $18.7 million.

         As of July 1, 1996, the Company had proved reserves of 11.7 MMBbls and
65.8 Bcf. At such date, the PV10 Value was $175.3 million, of which $157.8 million was attributable to proved developed reserves. Denbury operates wells comprising approximately 68% of its PV10 Value. The twelve largest fields owned by the Company constitute approximately 80% of the estimated proved reserves and within these twelve fields, Denbury owns an average working interest of 84%.

         The Company's address is 17304 Preston Road, Suite 200, Dallas, TX 75252 and the telephone number is (972) 380-1923.

BUSINESS STRATEGY

         The Company believes that its growth to date in proved reserves, production and cash flow is a direct result of its adherence to several fundamental principles. The Company seeks to achieve attractive returns on capital through prudent acquisitions, development and exploratory drilling and efficient operations; maintain a conservative balance sheet to preserve maximum financial and operational flexibility; and create strong employee incentives through equity ownership. These fundamental principles are at the core of the Company's long-term growth strategy.

         REGIONAL FOCUS. By focusing its efforts in the Gulf Coast region, primarily Louisiana and Mississippi, the Company has been able to accumulate substantial geological, reservoir and operating data which it believes provides it with a significant competitive advantage. Given its experience in the Gulf Coast region, the Company believes it is better able to proactively identify and evaluate potential acquisitions, negotiate and close selected acquisitions on favorable terms, and develop and operate the properties in an efficient and low-cost manner once acquired. The Company believes the Gulf Coast represents one of the most attractive regions in North America given the region's prolific production history and the new opportunities that have been created by advanced technologies such as 3-D seismic and various drilling, completion and recovery techniques. Moreover, because of the region's proximity to major pipeline networks serving attractive northeastern U.S. markets, the Company typically realizes natural gas prices in excess of those realized in many other producing regions.

         DISCIPLINED ACQUISITION STRATEGY. The Company acquires properties where it believes significant additional value can be created. Such properties are typically characterized by: (i) long production histories; (ii) complex geological formations which have multiple producing zones and substantial exploitation potential; (iii) a history of limited operational attention and capital investment, often due to their relatively small size and limited strategic importance to the previous owner; and (iv) the potential for the Company to gain control of operations. By maintaining conservative levels of debt, the Company is able to respond quickly to acquisitions that fit within its criteria. The Company believes that due to continuing rationalization of properties, primarily by major integrated and independent energy companies, a strong backlog of acquisition opportunities should continue. In addition, the Company seeks to maintain a well-balanced portfolio of oil and natural gas development, exploitation and exploration projects in order to minimize the overall risk profile of its investment opportunities while still providing significant upside potential. The Company's recent Hess and Ottawa Acquisitions are illustrative of the type of opportunities the Company seeks.

         OPERATION OF HIGH WORKING INTEREST PROPERTIES. The Company typically seeks to acquire working interest positions that give the Company operational control or which the Company believes may lead to operational control. As the operator of properties comprising approximately 68% of its total PV10 Value, the Company is better able to manage and monitor production and more effectively control expenses, the allocation of capital and the timing of field development. Once a property is acquired, the Company employs its technical and operational expertise in fully evaluating a field for future potential and, if favorable, consolidates working interest positions primarily through negotiated transactions which tend to be attractively priced compared to acquisitions available in competitive situations. The consolidation of ownership allows the Company to: (i) enhance the effectiveness of its technical staff by concentrating on relatively few wells; (ii) increase production while adding virtually no additional personnel; and (iii) increase ownership in a property to the point where the potential benefits of value enhancement activities justify the allocation of Company resources.

         EXPLOITATION OF PROPERTIES. The Company seeks to maximize the value of its properties by either increasing production, increasing recoverable reserves or reducing operating costs, and often through a combination of all three. The Company utilizes a variety of techniques to achieve this goal, including: (i) undertaking surface improvements such as rationalizing, upgrading or redesigning production facilities; (ii) making downhole improvements such as resizing downhole pumps or reperforating existing production zones; (iii) reworking existing wells into new production zones with additional potential; (iv) conducting developmental drilling to access undrained portions of the field which can only be produced from a new wellbore; and (v) utilizing exploratory drilling, which is frequently based on various advanced technologies such as 3-D seismic. The Company believes that by employing a full range of value enhancement techniques it is better able to extract the maximum value from its properties.

         PERSONNEL. The Company believes it has assembled a highly competitive team of experienced and technically proficient employees who are motivated through a positive work environment and by ownership in the Company, which is encouraged through the Company's stock option and stock purchase plans. The Company's geological and engineering professionals have an average of over 15 years of experience in the Gulf Coast region. The Company believes that employee ownership is essential for attracting, retaining and motivating quality personnel. Approximately 92% of Denbury's eligible employees were participating in the Company's stock purchase plan as of July 1, 1996.

OIL AND NATURAL GAS OPERATIONS

         Denbury operates in two core areas, Louisiana and Mississippi. The Company operates 54 wells in Louisiana from an office in Houma and 107 wells in Mississippi from an office in Laurel. The 12 largest oil and natural gas fields owned by the Company constitute approximately 80% of the total reserves on both a BOE and PV10 Value basis Within these 12 fields, Denbury owns an average 84% working interest and operates 77% of the wells, which comprise 54% of the Company's PV10 Value. This concentration of value in a relatively small number of fields allows the Company to benefit substantially from any operating cost reductions or production enhancements and allows the Company to effectively manage the properties from its two field offices.

         These two core areas are similar in that the major trapping mechanisms for oil and natural gas accumulations are structural features usually related to deep-seated salt or shale movement. Both areas typically feature mostly multiple sandstone reservoirs with strong water-drive characteristics.
However, the two areas differ significantly in drilling costs, risks and the size of potential reserves. In Mississippi, the producing zones are generally shallower than in Louisiana and therefore drilling and workover costs are lower. However, the geological complexity of southern Louisiana, which is more expensive to exploit, creates the potential for larger discoveries, particularly of natural gas. The Company's production in Louisiana is predominately natural gas, while Mississippi is predominately oil.

         The following tables set forth information with respect to Denbury's properties and drilling and production activities. The information included in this table about the Company's proved oil and natural gas reserve estimates as of July 1, 1996 were prepared by Netherland & Sewell. See "Risks
Factors-Uncertainty of Reserve Estimates."

                                                                            1996 AVERAGE
                              PROVED RESERVES AS OF JULY 1, 1996           PRODUCTION (1)
                          -----------------------------------------     -------------------                 AVERAGE
                                                  PV10        PV10                               GROSS         NET
                                     NATURAL      VALUE       VALUE                 NATURAL    PRODUCTIVE    REVENUE
                            OIL        GAS       (000'S)      % OF        OIL         GAS        WELLS      INTEREST
                          (MBBLS)     (MMCF)       (2)        TOTAL     (BBLS/D)    (MCF/D)       (3)          (3)
                          ------     ------     --------      -----     --------    -------    ----------   --------
LOUISIANA
  Lirette..............      290     28,566      $45,661       26.1%       157       7,897          11         60.1%
  Gibson...............      309      6,732       14,879        8.5%       184       4,330           2         54.5%
  S. Chauvin...........      144      7,362        8,857        5.0%        25         283           2         76.0%
  Bayou Rambio.........       38      4,591        6,454        3.7%        30       2,200           1         72.2%
  Lapeyrouse...........      127      2,578        6,025        3.4%         3          66           3         61.8%
  Other Louisiana .....    1,484     10,863       29,425       16.8%       433       5,541          83         41.0%
                          ------     ------     --------      -----      -----      ------         ---
    Total Louisiana ...    2,392     60,692      111,301       63.5%       832      20,317         102         44.4%
                          ------     ------     --------      -----      -----      ------         ---

MISSISSIPPI
  Eucutta .............    2,999          -       20,751       11.8%       350           -          36         71.9%
  Davis ...............    2,375          -       12,420        7.1%       622           -          24         70.6%
  S. Thompson Creek ...      516          -        5,930        3.4%       116           -           4         80.0%
  West Yellow Creek ...      869          -        4,657        2.7%       266           -           7         78.2%
  Quitman .............      854          -        4,137        2.4%        61           -           7         67.5%
  Dexter ..............        -      3,699        4,070        2.3%         1       1,643           8         48.3%
  Puckett .............      750         40        3,845        2.2%       185           9           7         75.4%
  Other Mississippi ...      818        699        5,103        2.9%       406         202          79         28.9%
                          ------     ------     --------      -----      -----      ------         ---
    Total Mississippi..    9,181      4,438       60,913       34.8%     2,007       1,854         172         51.3%
                          ------     ------     --------      -----      -----      ------         ---

OTHER .................      152        677        3,041        1.7%        55         347          14         35.9%
                          ------     ------     --------      -----      -----      ------         ---

COMPANY TOTAL .........   11,725     65,807     $175,255      100.0%     2,894      22,518         288         48.1%
                          ======     ======     ========      =====      =====      ======         ===

(1) Average production during the period from January 1, 1996 through June 30, 1996. Certain properties, including those purchased in the Hess and Ottawa Acquisitions, were acquired during 1996. This table only includes production during the periods when such properties were owned by the Company. See "-Production Volumes and Sales Prices" for pro forma production data.

(2) The reserves were prepared using constant prices and costs in accordance with the guidelines of the SEC, based on the prices received on a field by field basis as of July 1, 1996. The oil price at that date was West Texas Intermediate $20.00 per Bbl adjusted by field and a NYMEX Henry Hub natural gas price average of $2.65 per MMBTU, also adjusted by field.

(3) Includes only productive wells in which the Company has a working interest as of July 1, 1996.

LOUISIANA OPERATING AREA

         The Company's southern Louisiana producing fields are typically large structural features containing multiple sandstone reservoirs. Current production depths range from 7,000 feet to 16,000 feet on the Company's existing production with potential throughout the areas for even deeper production. The region produces predominantly natural gas, with most reservoirs producing with a water-drive mechanism.

         The majority of the Company's southern Louisiana fields lie in the Houma embayment area of Terrebonne and LaFourche Parishes. The area is characterized by complex geological structures which have produced prolific reserves, typical of the lower Gulf Coast geosyncline. Given the swampy conditions of southern Louisiana, 3-D seismic has only recently become feasible for this area as improvements in field recording techniques have made the process more economical. 3-D seismic has become a valuable tool in exploration and development throughout the onshore Gulf Coast and has been pivotal in discovering significant reserves. The Company believes that the first generation of 3-D data acquired in these swampy areas has the potential to identify significant exploration prospects, particularly in the deeper geopressured sections below 12,000 feet.

Lirette

         The Lirette structure is a large salt-cored anticline located about 10 miles south of Houma, Louisiana, which has produced over one Tcf of natural gas from multiple reservoirs. The field is located in six to ten feet of inland water and produces from depths of 8,000 feet to 16,000 feet. The field was discovered in 1937, but in 1993, when the Company first acquired a 23% interest in the field, gross production had declined to less than 3 MMcf/d. An initial geological review indicated significant potential and in early 1994, Denbury increased its interest in the field to an average 60% working interest by acquiring additional interests from working interest partners in four separate transactions. By January 1995, following a series of workovers of existing wells, gross production had grown to approximately 13.2 MMcf/d and 360 Bbls/d (6.5 MMcf/d and 150 Bbls/d net). Additional interests were acquired in early 1995 to increase the Company's ownership to its current average level of 78% working interest.

         As a result of two workovers and two wells drilled during 1996, net production had increased during August 1996 to 11.6 MMcf/d and 181 Bbls/d from 13 wells. During the latter half of 1996 and into 1997, the Lirette Field will
be covered by a 3-D survey currently in process.   It is anticipated that
drilling projects created out of this seismic work will probably be drilled in late 1997 or 1998. See "-Southern Louisiana 3-D Acquisitions."

Gibson/Humphreys

         In late 1994, Denbury acquired minor working interests in five wells in the Gibson and Humphrey Fields located in Terrebonne Parish, 20 miles northwest of the Lirette Field, in the northern part of the Houma embayment. The Gibson Field, discovered in 1937, has produced over 813 Bcf and 14 MMBbls while the Humphrey's Field, discovered in 1956, has produced 527 Bcf and 6 MMBbls. During 1995, the Company acquired and processed 38 square miles of 3-D seismic data covering these fields and in November 1995 acquired a majority working interest in these fields. By December 1995, Denbury's acreage position had grown to 3,165 net acres with interests in six active wells and eight inactive wells. During August 1996, net production in these two fields averaged approximately 3.8 MMcf/d and 66 Bbls/d. Two additional wells are currently planned in this area during 1997, one of which is an offset to the Kuntz A-10 well, the field's largest current producer, to attempt to accelerate the production of the field's behind pipe zones. The second well will be drilled to a new horizon within the same field.

South Chauvin

         In February 1996, Denbury purchased interests in two producing wells and four non-producing wells in South Chauvin Field located in the Houma embayment area, about 4 miles south of Houma and six miles northwest of Lirette Field. Chauvin Field, discovered by Shell Oil, is a faulted anticline which has produced approximately 180 Bcf and 8,500 MBbls since 1960 at depths between 6,000 feet and 14,500 feet. The Company believes considerable potential exists in the deeper sections below 13,000 feet. Some production has already been established at Chauvin from this deeper section but appears not to have been drilled at the optimum location. Denbury intends to either shoot a new 3-D survey or purchase one recently shot by another company within the next 12 months to confirm the structure.

         Of the three currently producing wells at Chauvin, Denbury owns an average 95% working interest. During August 1996, these three wells produced at an average net rate of 0.4 MMcf/d. The Company plans a series of workovers in the latter half of 1996 and has to date identified 16 potential behind pipe zones in four wells and two undeveloped drilling locations. This drilling activity is planned for 1997.

Bayou Rambio

         Production at the Bayou Rambio Field was established in 1955 and has exceeded 150 Bcf and 920 MBbls to date. Denbury operates one producing well in the field, the Kelly #2 which is located in Terrebonne Parish about 15 miles west of Lirette Field. During October 1995, the Company successfully recompleted this well and during the first part of 1996, acquired additional interests in this well, bringing its working interest to 88%. During August 1996, the Kelly #2 produced at an average net rate of approximately 1 MMcf/d and 10 Bbls/d. The Company is currently evaluating 15 square miles of 3-D seismic data covering this area. Based upon this evaluation, a development location is tentatively scheduled to be drilled during 1997. This field has historically produced from twenty-five different pay zones.

Lapeyrouse Field

         The Lapeyrouse Field is a large structural feature which has produced over 2 Tcf and 10 MMBbls since its discovery in 1941. Denbury currently operates one producing well and one shut-in well and has a small interest in one other producing well in the Lapeyrouse field. Net production from this area was relatively minor during August 1996, averaging 0.1 MMcf/d and 2 Bbls/d. However, this area is part of the Lirette 3-D joint venture and also will be covered by the 147 square mile 3-D survey to be conducted in late 1996. The Company believes considerable potential exists in the section below 15,000 feet which has produced 8 Bcf in one well in the field. The Company is planning a workover of the shut-in well during 1997, pending a review of the 3-D seismic, and anticipates that other drilling opportunities may arise as 3-D data is evaluated across this large feature. See "-Southern Louisiana 3-D Acquisitions."

Other Louisiana

         The Company has a 50% working interest in 17 operated producing wells in the Bayou Des Allemands Field, located in the LaFourche and St. Charles Parishes. This field was acquired as part of the Hess Acquisition. During August 1996, net production from this field averaged 0.1 MMcf/d and 162 Bbl/d. Production in this field is from discrete sand intervals located from 3,700 feet to 11,500 feet in depth. Over 30 behind pipe sands have been identified for future completion as the present zones deplete. Additional potential may exist in updip locations in producing fault blocks, in untested fault blocks and in deeper horizons. A 3-D seismic survey is planned during 1997 to help identify any upside potential.

         The Company also acquired Lake Chicot Field in St. Martin Parish, Louisiana as part of the Hess Acquisition and has a 50% working interest in 12 wells. Only three wells are currently producing, although the Company is in the process of returning another 9 wells to production as the field was temporarily shut-in when the Company took over as operator after the acquisition.

         Denbury owns a non-operated 19% working interest in three active wells in North Deep Lake Field in Cameron Parish. During 1995, one of these wells was successfully recompleted into a shallower sand. During August 1996, net production from this field averaged 1.6 MMcf/d.

         Denbury owns a 100% working interest in 551 acres covering Breton Sound Blocks 12 and 13 located in Louisiana State water approximately 70 miles southeast of New Orleans. Breton Sound Block 13 is an abandoned oil and natural gas field in 14 feet of water. Production was established in the 1960s from a mid-Miocene sand at 7,500 feet, but water and natural gas coning from an associated natural gas cap prevented significant economic production. The field was abandoned in the 1970s after having produced less than 150 MBbls. During the second quarter of 1996, Denbury drilled a horizontal well to redevelop this field. The well tested at a gross production rate of 5.5 MMcf/d and commenced production on September 2, 1996. During the first eight days of production, the well averaged 3.1 MMcf/d and 41 Bbls/d. Although the well is on production, the Company is still in process of completing its oil storage facilities that should be completed by early October. Because of the limited oil storage facilities, the Company is not currently able to produce the well at its optimum rates and until the facilities are completed, an accurate assessment of future production rates is not possible.

Southern Louisiana 3-D Acquisitions

         During 1995, the Company acquired approximately 46 square miles of 3-D seismic data over five of its existing fields in southern Louisiana consisting of Bayou Rambio, DeLarge, North Deep Lake, Gibson and Humphreys. During the second quarter of 1996, the Company entered into a joint venture agreement with two industry partners to acquire approximately 147 square miles of 3-D seismic data in the Terrebonne Parish area, which includes three of the Company's existing fields, Lirette, Lapeyrouse and North Lapeyrouse. The Company's existing productive zones are excluded from the joint venture. Denbury will own a one-third interest in any new prospects discovered through this joint venture, which currently owns rights to over 35,000 acres within the survey area. The Company will be responsible for one-third of the cost of both the 3-D seismic survey and any wells drilled. The Company anticipates that the 3-D seismic survey should be completed and the data analyzed by the fall of 1997. In addition, five of the fields acquired during the first half of 1996 have 3-D seismic coverage which should be available to the Company in the future and two additional fields are presently being surveyed. The acquisition and processing of this data will occur during the second half of 1996 and continue into 1997.

MISSISSIPPI OPERATING AREA

         In Mississippi, most of the Company's production is oil, produced largely from depths of less than 10,000 feet. Fields in this region are characterized by relatively small geographic areas which generate prolific production from multiple pay sands. The Company's Mississippi production is usually associated with large amounts of saltwater, which must be disposed of in saltwater disposal wells, and almost all wells require pumping. These factors increase the operating costs on a per barrel basis as compared to Louisiana. The Company places considerable emphasis on reducing these costs in order to maximize the cash flow from this area.

Eucutta

         The Eucutta Field is located about 18 miles east of Laurel, Mississippi. Since its discovery in 1943, this field has produced 63 MMBbls and 4.7 Bcf. Denbury acquired the majority of its interests in this field as part of the recent Hess Acquisition and currently operates 31 producing oil wells and 16 saltwater injection wells. The field is divided into a shallow Eutaw sand unit in which the Company has a 76% working interest and the deeper Tuscaloosa sand zones in which the Company has a 100% working interest. The Eucutta Field traps oil in multiple sandstones in a highly faulted anticline. At present, seven different sands are productive at depths between 5,000 feet and 11,000 feet. Most of the wells produce oil with large amounts of saltwater, which requires pumping. During August 1996, the net production from this field averaged 1,169 Bbls/d.

         The Company plans a capital expenditure program at Eucutta Field which will include upgrading producing facilities, drilling wells and a 3-D seismic evaluation. The Company believes that through a combination of these investments, production can be increased and operating costs reduced. Two wells are planned to be drilled in late 1996, with perhaps four more in 1997 and 1998. Consideration is being given to acquiring a 3-D seismic survey over the field and, if pursued, most likely would occur in 1997.

Davis/Frances Creek

         The Davis Field and nearby Frances Creek Field are located 42 miles northeast of Laurel in the northern part of the Mississippi salt basin.
Denbury operates 19 producing wells within the area and owns minor non-operated interests in eight other wells. The net average production from these wells during August 1996 was approximately 805 Bbls/d. Davis is a compact anticline that has produced over 21 MMBbls since its discovery by Conoco in 1969. Over 30 sands have produced oil between the intervals of 5,000 feet and 8,000 feet.

         Both the Davis and Frances Creek Fields are relatively mature fields and produce large amounts of saltwater. During August 1996, these fields produced an average of approximately 55,000 barrels of saltwater per day, all of which were re-injected into the ground. The Company places considerable emphasis on controlling operating costs in these fields to minimize the cost of saltwater disposal and pumping equipment.

         Since acquiring the majority of the field in 1993, Denbury has undertaken an active redevelopment program including numerous workovers and two development wells. As a result of this work and continued reductions in operating costs, the Company has been able to steadily increase the proven reserves every year. During the remainder of 1996, the Company plans to drill a horizontal well to improve withdrawal efficiency, with another horizontal well planned for 1997. The Company has identified 11 zones behind pipe for future development.

South Thompson Creek

         The South Thompson Creek Field is located in Wayne County, Mississippi, about 23 miles southeast of Laurel. Denbury operates 3 wells in the field with an average working interest of 100%. In August 1996, net production from the field averaged 506 Bbls/d. The South Thompson Creek Field is an anticline which has produced a total of 3.9 MMBbls since its discovery in 1960 from sandstone reservoirs in the Hosston, Rodessa and Tuscaloosa formations.

         Denbury first acquired an interest in the field in 1993 and increased its ownership in 1995 by acquiring the apex of the field. Subsequently, in 1995, the Company drilled its first horizontal well and in April 1996, Denbury acquired the remaining interest in the field as part of the Ottawa Acquisition. A second horizontal well was drilled in May 1996, which produced on average during August 1996, 378 Bbls/d and 763 barrels of saltwater per day.

         In 1997, the Company may drill a third horizontal well in the field pending continued evaluation of the first two horizontal wells. In addition, there are two shut in wells which have recompletion potential.

West Yellow Creek

         The West Yellow Creek Field is located 28 miles west of Laurel in Wayne County, Mississippi. Denbury operates seven producing oil wells and two saltwater disposal wells, with an average working interest of 97%. During August 1996, net production from the field averaged 271 Bbls/d.

         The Company's production is located in the central part of West Yellow Creek Field which has produced over 34 MMBbls since 1947, with most of the production being from the Eutaw formation at 5,000 feet. Production also occurs from multiple sands in the Tuscaloosa and Washita-Fredericksburg formations. This Tuscaloosa and Washita-Fredericksburg production, discovered in 1966, was essentially abandoned prior to 1993, when the Company acquired its first interests in the field. The Company began a drilling program in 1993 which continued through 1994. By a combination of successful drilling and additional production acquisitions, the Company was able to increase its net production from 40 Bbls/d in 1993 to 250 Bbls/d in 1995. In 1996, the Company acquired an additional 50% working interest in the operated wells through the Ottawa Acquisition.

Quitman

         The Quitman Field is located in Clarke County, Mississippi, 31 miles northeast of Laurel and near the Davis and Frances Creek Fields. The Company acquired the field as part of the Hess Acquisition and now operates seven producing wells and 13 shut in wells. The Company owns an average working interest of 82%. In August 1996, net production from these wells averaged 173 Bbls/d.

         The Quitman Field was discovered in 1966 and has produced approximately 21 MMBbls from 18 separate reservoirs between 4,000 feet and 12,000 feet. The principal producing zones at Quitman are the Smackover formation and several sands in the Cotton Valley formation.

         Denbury has identified 24 prospective zones behind pipe in existing shut-in wells. Testing of these zones will begin during the second half of 1996. The Company also plans to upgrade production and saltwater disposal facilities, in an attempt to lower operating costs.

         In 1997, the Company plans to evaluate the Quitman Field and the immediate vicinity, including Davis and Frances Creek fields, with a 3-D seismic survey. The Company believes that this survey will aid in the accurate evaluation of the existing reservoir and could lead to the discovery of new producing horizons.

Dexter

         The Dexter Field is located in southern Mississippi, about 60 miles northeast of New Orleans, Louisiana. This field has produced 240 Bcf and 10.8 MMBbls since its discovery in 1957 from a series of natural gas and oil bearing reservoirs between 8,000 feet and 16,000 feet. The Company currently owns interests in eight outside operated wells, with an average 56% working interest. These interests were acquired in several transactions between 1992 and 1996. During August 1996, the average net production from these wells was
2.3 MMcf/d. The Company has identified four additional zones for recompletion potential and may drill a development well in this field in 1997.

Puckett

         The Puckett Field, which was discovered in 1960, is located about 40 miles northwest of Laurel in Southern Mississippi. Since its discovery Puckett has produced 7.3 Bcf and 6 MMBbls. Denbury operates seven wells in the field with an average working interest of 94%. In August 1996, the average net production from these wells was 143 Bbls/d. Denbury acquired its interest in January 1993 and immediately began a workover program in the field. Gross production was increased from 40 BOE/d to its current level of 186 BOE/d during August 1996. Current plans are to produce the current zones and then recomplete these wells into uphole horizons. There are presently 13 zones identified behind pipe for future development.

Other Mississippi

         The Sandersville Field is located about 12 miles northeast of Laurel, Mississippi. The field produces heavy oil from shallow sands of the Eutaw formation along with large amounts of saltwater. The Sandersville Field was first purchased in late 1994 when Denbury acquired a 97% working interest in 15 active and inactive wells. During 1996, the Company completed a rework of six producing wells and two saltwater disposal wells, and net production in August 1996 averaged 254 Bbls/d. Sandersville Field is a four-mile long structure with oil trapped in multiple sands at around 4,000 feet. Historically, the recovery of oil has been low and may be enhanced by horizontal drilling. A study is underway to determine the best location to test this concept with a well planned for mid-1997.

ACQUISITIONS OF OIL AND NATURAL GAS PROPERTIES

         The Company regularly seeks to acquire properties that complement its operations, that provide exploitation, exploration and development opportunities and that have cost reduction potential. The Company has purchased the majority of its current producing wells and has increased production by a variety of techniques, including development drilling, increasing fluid withdrawal and reworking existing wells. These acquisitions have also balanced the Company's reserve mix between oil and natural gas, increased the scale of its operations in the onshore Gulf Coast area and provided the Company with a significant base of operations within its area of geographic focus. Since 1993, aggregate expenditures to acquire producing properties were approximately $93.7 million. The properties included in the Company's five largest acquisitions make up approximately 80% of its total proved reserves on a BOE basis. The following paragraphs outline information regarding these five acquisitions.

Mississippi Acquisition

         Effective May 1, 1993, the Company acquired interests in the Davis, Frances Creek and Lake Utopia Fields in the Mississippi Salt Basin for approximately $9.0 million. At the date of acquisition, the estimated net proved reserves included 2,170 MBbls and 217 MMcf, aggregating 2,206 MBOE.
From the date of acquisition until June 30, 1996, the Company produced 789 MBOE from the acquired properties and has successfully increased its ownership in the Davis Field through approximately $600,000 of incremental acquisitions. As of July 1, 1996, the estimated net proved reserves of the properties totaled 2,368 MBOE, with a PV10 Value of $12.5 million.

Louisiana Acquisition

         Effective October 1, 1993, Denbury acquired interests in the Lirette, Bayou Rambio, Delarge, Lapeyrouse, Lake Boeuf, North Deep Lake and Bay Baptiste Fields in southern Louisiana for approximately $9.8 million. Six of the seven fields are situated in the prolific Houma Embayment, which is located south of Houma and located approximately 40 miles south of New Orleans, Louisiana. This basin contains fields which have produced more than 2 Tcf of gas since 1930. These fields have established productive sand intervals as shallow as 1,000 feet to depths in excess of 17,000 feet, with individual well production rates exceeding 10 MMcf/d.

         At the date of acquisition, the net proved reserves included 155 MBbls and 9,137 MMcf, aggregating 1,677 MBOE. From the date of acquisition until June 30, 1996, the Company produced 1,669 MBOE from the acquired properties. Subsequent to the acquisition, Denbury has successfully completed approximately $9.6 million in acquisitions of incremental interests in the Lirette and Bayou Rambio Fields. As of July 1, 1996, the estimated net proved reserves of the properties was 7.1 MBOE, with a PV10 Value of $65.0 million.

Gibson Acquisition

         In October 1995, Denbury acquired additional interests in the Gibson and Humphreys Fields in southern Louisiana for approximately $10.2 million. At the date of acquisition, the net proved reserves included 412 MBbls and 9,435 MMcf, aggregating 1,985 MBOE. From the date of acquisition until June 30, 1996, the Company produced 256 MBOE from the acquired properties. As of July 1, 1996, the estimated net proved reserves of the properties was 1,570 MBOE, with a PV10 Value of $16.5 million.

Ottawa Acquisition

         In April 1996, the Company acquired additional working interests in five of its existing oil and natural gas properties in Mississippi, plus certain overriding royalty interests in other areas from Ottawa for, approximately $7.5 million. This acquisition included 29 producing gross wells (8.8 net working interest wells), plus overriding royalty interests in an additional 65 wells. These properties contributed approximately 760 Mcf/d and approximately 175 Bbls/d, or approximately 300 BOE/d, to the Company's average net daily production during the first half of 1996. Average daily production during the first half of 1996 from these properties, including the periods when they were not owned by the Company, was approximately 1,615 Mcf/d and approximately 360 Bbls/d, or approximately 629 BOE/d, net to the interest acquired by Denbury. As of July 1, 1996, the estimated net proved reserves of the properties was 1.3 MMBOE, with a PV10 Value of $10.4 million.

Hess Acquisition

         The largest acquisition by the Company to date, which occurred during the first half of 1996, was the acquisition of producing oil and natural gas properties in Mississippi, Louisiana, and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million from Amerada Hess. In May and June 1996, these properties contributed approximately 2.0 MMcf/d and 650 Bbls/d, or 1,000 BOE/d, to the Company's average daily production during the first half of 1996. Average daily production during the first half of 1996 from these properties, including the periods when they were not owned by the Company, was approximately 6.6 MMcf/d and 2,230 Bbls/d, or 3,335 BOE/d, net to the interest acquired by Denbury. The properties in this acquisition had estimated net proved reserves of approximately 5.9 MMBOE which consisted of 5.0 MMBbls and 5.6 Bcf, with a PV10 Value of $43.1 million.

         Approximately 90% of the PV10 Value of the Hess Acquisition was for wells on which Denbury assumed operations with an average working interest of approximately 80%. Four fields out of a total of 60 fields, comprise approximately 73% of the total Amerada Hess acquisition PV10 Value. The two largest fields in Mississippi, Eucutta and Quitman Fields, make up approximately 57% of the total acquisition PV10 Value. Both fields are in the same vicinity as the Company's existing Mississippi core properties, with the Eucutta Field located in Wayne County, Mississippi between the Company's Sandersville and West Yellow Creek existing production. The Quitman Field is located in Clarke County, Mississippi, adjacent to the Company's Davis and Frances Creek existing production. The two largest fields in Louisiana are the Atchafalaya Bay and Bayou Des Allemands Fields, which comprise approximately 16% of the total acquisition PV10 Value. These two fields are in adjacent parishes to Terrebonne Parish where the majority of the Company's existing Louisiana production is located. Atchafalaya Bay Field is just west of Terrebonne Parish in St. Mary Parish and Bayou Des Allemands Field is located Northeast of Terrebonne Parish in St. Charles and LaFourche Parishes.

PRODUCTION VOLUMES, SALES PRICES AND PRODUCTION COSTS

                 The following table summarizes the Company's net oil and natural gas production volumes, average sales prices and production costs for each year of the three-year period ended December 31, 1995 and the six month periods ended June 30, 1995 and 1996.

                                          YEAR ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                              ----------------------------------------------     --------------------------------
                                                                    PRO                                   PRO
                                                                   FORMA                                 FORMA
                                1993         1994         1995      1995 (1)      1995       1996       1996 (1)
                              --------     --------    --------   ----------    --------  ---------    ---------
NET PRODUCTION VOLUME:
   Crude oil (MBbls)  . .         313          489          728      1,813           331        527         847
   Natural gas  (MMcf)  .         735        3,326        4,844      8,000         2,186      4,098       5,102
   Oil equivalent  (MBOE)         435        1,043        1,535      3,146           696      1,210       1,697

AVERAGE SALE PRICES:
   Crude oil  ($/Bbl) . .     $ 13.91      $ 13.84      $ 14.90    $ 14.64       $ 14.92    $ 17.39     $ 17.33
   Natural gas  ($/Mcf) .        2.06         1.78         1.90       1.83          1.85       2.80        2.72
   Oil equivalent ($/BOE)       13.47        12.17        13.05      13.09         12.94      17.07       16.84

AVERAGE PRODUCTION COSTS:
   Per equivalent BOE . .     $  4.75      $  4.13      $  4.42    $  4.87       $  4.50    $  4.42     $  4.64

(1) During 1996, the Company made two significant property acquisitions. See "Acquisitions of Oil and Natural Gas Properties." The following summary pro forma results assume that these transactions were completed as of the beginning of each respective period. See also "Pro Forma Operating Results."

OIL AND NATURAL GAS ACREAGE

         The following table sets forth the Company's acreage position as of December 31, 1995:

                                          Developed                      Undeveloped
                                  -------------------------       ------------------------
                                     Gross          Net              Gross          Net
                                  -----------    ----------       ----------    -----------
         Louisiana . . . . .        13,704         10,333            3,990        3,902
         Mississippi . . . .         5,940          3,079            3,826        1,963
         Oklahoma  . . . . .             -              -              550          340
         Texas . . . . . . .           840            660            1,385          417
                                    ------         ------            -----        -----
                     Total .        20,484         14,072            9,751        6,622
                                    ======         ======            =====        =====

         The following table sets forth the Company's acreage position as of June 30, 1996:

                                          Developed                      Undeveloped
                                  -------------------------       ------------------------
                                     Gross          Net              Gross          Net
                                  -----------    ----------       ----------    -----------
         Alabama . . . . . .           870            600            1,089           361
         Louisiana . . . . .        29,802         20,487            7,565         6,765
         Mississippi . . . .        18,087         11,903           13,181         6,336
         Oklahoma  . . . . .             -              -              550           340
         Texas . . . . . . .           840            660            1,385           417
                                    ------         ------           ------        ------
                     Total .        49,599         33,650           23,770        14,219
                                    ======         ======           ======        ======

PRODUCTIVE WELLS

         The following table sets forth the Company's gross and net productive wells as of December 31, 1995:



                                    Oil Wells            Natural Gas Wells            Total
                              --------------------    ---------------------    -----------------
                               Gross         Net        Gross         Net       Gross      Net
                              -------      -------     -------      -------    -------    ------
         Louisiana . . .         9           5.7         32          20.5        41        26.2
         Mississippi . .        64          45.9         11           2.2        75        48.1
         Texas . . . . .         -           -            4           2.9         4         2.9
                                --          ----         --          ----       ---        ----
                  Total         73          51.6         47          25.6       120        77.2
                                ==          ====         ==          ====       ===        ====


         The following table sets forth the Company's gross and net productive wells as of June 30, 1996:



                                    Oil Wells            Natural Gas Wells            Total
                              --------------------    ---------------------    -----------------
                               Gross         Net        Gross         Net       Gross      Net
                              -------      -------     -------      -------    -------    ------
         Alabama . . . .         2           0.2          5           1.0         7          1.2
         Louisiana . . .        54          27.9         48          27.2       102         55.1
         Mississippi . .       158         102.8         14           5.3       172        108.1
         Texas . . . . .         2           1.8          5           3.3         7          5.1
                               ---         -----         --          ----       ---        -----
                Total. .       216         132.7         72          36.8       288        169.5
                               ===         =====         ==          ====       ===        =====

DRILLING ACTIVITY

         The following table sets forth the results of drilling activities during each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996. There were two wells in the process of drilling at June 30, 1996.

                                                                                                Six Months
                                                                                              Ended June 30,
                                                Year Ended December 31,                          June 30,
                              ----------------------------------------------------------     ----------------
                                    1993                 1994                 1995                 1996
                              ----------------    -----------------    -----------------     -----------------
                               Gross      Net      Gross       Net      Gross      Net        Gross      Net
                              ------    ------    ------     ------    ------     ------     ------     ------
EXPLORATORY Wells:
     Productive . . . . .         -          -         -          -         -         -           -         -
     Nonproductive  . . .         1        0.5         3        0.8         2        1.0          1        1.0
DEVELOPMENT Wells:
     Productive . . . . .         5        2.2         4        2.9         2        1.5          4        3.5
     Nonproductive  . . .         1        0.9         1        1.0         -          -          -         -
                              -----     ------    ------     ------    ------     ------     ------     ------
                 Total  .         7        3.6         8        4.7         4        2.5          5        4.5
                              =====     ======    ======     ======    ======     ======     ======     ======


PRODUCT MARKETING

         Denbury's production is primarily from developed fields close to major pipelines or refineries and established infrastructure. As a result, Denbury has not experienced any difficulty in finding a market for all of its product as it becomes available nor in transporting its product to these markets.

Oil Marketing

         Denbury markets its oil to a variety of purchasers, most of which are large, established companies. The oil is generally sold under a one-year contract with the sales price based on an applicable posted price, plus a negotiated premium. This price is determined on a well-by-well basis and the purchaser generally takes delivery at the wellhead. Mississippi oil, which accounted for approximately 80% of the Company's oil production in 1995, is primarily light sour crude and sells at a discount to the published West Texas Intermediate posting. The balance of the oil production, Louisiana oil, is primarily light sweet crude, which typically sells at a slight premium to the West Texas Intermediate posting.

Natural Gas Marketing

         Virtually all of Denbury's natural gas production is close to existing pipelines and consequently, the Company generally has a variety of options to market its natural gas. The Company sells the majority of its natural gas on one year contracts with prices fluctuating month-to-month based on published pipeline indices with slight premiums or discounts to the index.

Production Price Hedging

         For 1995, the Company entered into financial contracts to hedge 75% of the Company's net natural gas production and 43% of the Company's net oil production. The net effect of these hedges was to increase oil and natural gas revenues by approximately $750,000 during 1995. The Company does not have any hedge contracts in place as of September 12, 1996.

SIGNIFICANT OIL AND NATURAL GAS PURCHASERS

         Oil and natural gas sales are made on a day-to-day basis under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the period ended December 31, 1995, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers:
Natural Gas Clearinghouse (21%), Amerada Hess (20%), Conoco, Inc. (12%), and Brymore Energy Corp. (12%), which as of May 1, 1996 is wholly-owned by the Company.

TITLE TO PROPERTIES

         Customarily in the oil and natural gas industry, only a perfunctory title examination is conducted at the time properties believed to be suitable for drilling operations are first acquired. Prior to commencement of drilling operations, a thorough drill site title examination is normally conducted and curative work is performed with respect to significant defects. During acquisitions, title reviews are performed on all properties; however, formal title opinions are obtained on only the higher value properties.

COMPETITION

         The oil and natural gas industry is highly competitive in all its phases. The Company encounters strong competition from many other energy companies in acquiring economically desirable producing properties and drilling prospects and in obtaining equipment and labor to operate and maintain its properties. In addition, many energy companies possess greater resources than the Company.

GEOGRAPHIC SEGMENTS

         During 1993, the Company had $618,000 of oil and natural gas sales in Canada and generated $1.1 million of net income in Canada, including the gain on sale of Canadian properties of $966,000. All Canadian oil and natural gas properties were disposed of in 1993 and thus all of the Company's operations are now in the United States.

REGULATIONS

         The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include regulation of natural gas and oil production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or proration unit, the amount of natural gas and oil available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. State and federal regulations generally are intended to prevent waste of natural gas and oil, protect rights to produce natural gas and oil between owners in a common reservoir, control the amount of natural gas and oil produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The following discussion summarizes the regulation of the United States oil and gas industry and is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject.

Regulation of Natural Gas and Oil Exploration and Production

         The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled in, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations.
These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production.
The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

Federal Regulation of Sales and Transportation of Natural Gas

         Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). Maximum selling prices of certain categories of natural gas sold in "first sales," whether sold in interstate or intrastate commerce, were regulated pursuant to the NGPA. On July 26, 1989, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") was enacted, which removed, as of not later than January 1, 1993, all remaining federal price controls from natural gas sold in "first sales". The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

         Historically, producers typically sold their production to intrastate and interstate pipelines, which then functioned as the wholesalers selling to the local distributors and other end-use customers. However, in April 1992, the FERC issued Order No. 636, a rule designed to restructure the interstate natural gas transportation and marketing system and remove various barriers and practices that have historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. Order No. 636 requires that interstate pipelines provide transportation services to all shippers an open and non-discriminatory basis and separate from their sales service. Because the purpose of Order No. 636 is to give all customers a chance to purchase their gas supplies from non-pipeline merchants, the regulations require that pipelines provide firm and interruptible transportation service and access to gas storage facilities on a basis that is equal in quality for all natural gas supplies, whether purchased from the pipeline or elsewhere, and access to gas storage facilities. The restructuring process has been implemented on a pipeline-by- pipeline basis through negotiations in individual pipeline proceedings, followed by FERC orders approving the plans, sometimes imposing significant conditions.
Numerous parties filed for judicial review of Order No. 636 as well as for judicial review of the FERC's orders approving restructuring plans for various individual pipelines. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeal of Order No. 636 and largely upheld the basic tenets of the order. The Court's decision is still subject to rehearing and parties could potentially petition for writ of certiorari to the United States Supreme Court. It is not possible to predict what effect, if any, the ultimate outcome of this judicial review process or the other appeals still pending in individual pipeline restructuring proceedings will have on the FERC's open-access regulations or on the Company.

         The FERC is currently considering several other rules intended to streamline its regulation of the industry and promote competition. One deals with pipeline rates. For decades, the principal methodology used to set interstate pipeline rates has been based on the actual cost to provide that service. In recent years, regulators have concluded that sufficient competition may exist in certain markets to allow a relaxation of this historic approach. In January 1996, the FERC issued a statement of policy and request for comments concerning alternatives to its traditional cost-of- service ratemaking methodology and set forth the criteria that the FERC will use to evaluate proposals to charge market- based rates for the transportation of natural gas. The FERC also requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. In another rulemaking, the FERC is considering how to alter its regulations to promote the fair and effective release and recontracting of pipeline capacity from one shipper to another, and to what extent such transactions should be regulated where the market is demonstrably competitive. In this regard, an experimental pilot program implementing certain new procedures will be implemented in the 1996-1997 winter heating season. Lastly, the FERC has issued a policy statement on how interstate pipelines can recover in rates the costs of new facilities. While the policy may affect the Company and other producer-shippers only indirectly, the policy should enhance competition in new markets and encourage the construction of gas supply laterals. As to all of these matters, the Company cannot predict what further action the FERC will take; however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers, gatherers and marketers with which it competes.

         Commencing in May 1994, the FERC began to delineate a new gathering policy in light of Order No. 636. As a general matter, gathering, which is the transportation of gas in or near the field where produced to points of interconnect with large diameter, high pressure transportation pipelines, is exempt from the FERC's jurisdiction; however, where the gathering is performed by the interstate pipelines in association with the pipeline's jurisdictional transportation activities, the FERC retains regulatory control over the associated gathering services to prevent abuses. Except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, the FERC does not generally have jurisdiction. In addition, the FERC has approved several transfers proposed by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies. The FERC's policy of approving the interstate pipeline's proposed "spindown" of its gathering facilities to an unregulated affiliate company has recently been upheld on judicial review, but the court reversed and remanded that portion of the FERC's orders by which the unregulated affiliate was obligated to continue existing gathering services to producers under "default contracts" for up to two years after spindown. It remains unclear whether the FERC will attempt to reimpose such conditions or will otherwise act in response to producer requests for additional protection against perceived monopolistic action by pipeline-related gatherers. While changes to the FERC's gathering policy affect the Company only indirectly, such changes could affect the price and availability of capacity on certain gathering facilities, and thus access to certain interstate pipelines, which, in turn, could affect the price of gas at the wellhead and in markets in which the Company competes. However, the Company does not believe that it will be affected by these changes to the FERC's gathering policy materially differently than other natural gas producers with which it competes.

         In October 1992, the Energy Policy Act of 1992 was enacted. This Act streamlined the permitting process necessary to import Canadian natural gas and altered the treatment of such gas under the NGPA, eliminating the FERC's jurisdiction over the price of non-pipeline sales of natural gas imported from Canada. Canadian natural gas imports still require import authorizations from the Department of Energy's Office of Fossil Energy under Section 3 of the NGA and construction and siting authorizations, where applicable, from the FERC. These changes could enhance the ability of Canadian producers to export natural gas to the United States and increase competition in the domestic natural gas market.

         Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

Oil Price Controls and Transportation Rates

         Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices. Commencing in October 1993, the FERC has modified its regulation of oil pipeline rates and services in order to comply with the Energy Policy Act of 1992. That Act mandated the FERC to streamline oil pipeline ratemaking by abandoning its old, cumbersome procedures and issue new procedures to be effective January 1, 1995. In response, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The FERC's new oil pipeline ratemaking methodology was recently affirmed by the Court. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

Environmental Regulations

         The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and gas industry in general, the business and prospects of the Company could be adversely affected.

         The Company generates wastes, including hazardous wastes, that are subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

         The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

         The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements.

         Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of facilities that could be the source of an oil spill into waters of the United States, including wetlands, to post a bond, letter of credit, or other form of financial assurance in the amount of $150 million to cover costs that could be incurred by governmental authorities in responding to an oil spill. This financial assurance requirement has not yet been enforced by the federal government, and legislation is currently pending before Congress that would limit the financial assurance requirement to offshore facilities and reduce the amount to $35 million. If the financial assurance requirements is enforced without change, the Company and other similarly situated onshore oil and gas producers could suffer increased operating costs. In addition to OPA, other federal and state laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under the OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company. In addition, the CAA and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and minor modifications to existing facilities and operations that would not have a material affect on the Company.

         CERCLA, also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

         The Company also is subject to a variety of federal, state, and local permitting and registration requirements relating to protection of the environment. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

TAXATION

         Since all of the Company's oil and natural gas operations are located in the United States, the Company's primary tax concerns relate to U.S. tax laws, rather than Canadian laws. Certain provisions of the United States Internal Revenue Code of 1986, as amended, are applicable to the petroleum industry. Current law permits the Company to deduct currently, rather than capitalize, intangible drilling and development costs ("IDC") incurred or borne by it. The Company, as an independent producer, is also entitled to a deduction for percentage depletion with respect to the first 1,000 barrels per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced by it (if such percentage of depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and natural gas property, without reference to the taxpayer's basis in the property.
Percentage depletion can not exceed the taxable income from any property (computed without allowance for depletion), and is limited in the aggregate to 65% of the Company's taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely. See Note 4 "Income Taxes" of the Consolidated Financial Statements for additional tax disclosures.

LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject. However, due to the nature of its business, certain legal or administrative proceedings arise from time to time in the ordinary course of its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The names of the directors and officers of the Company, the offices held by them with the Company and the periods during which such offices have been held are set forth below. Each executive officer holds office until his death, resignation or removal or until his successor is duly elected and qualified. Each director holds office for one year or until his death, resignation or removal or until his successor is duly elected and qualified. The Company currently has a vacancy on its Board of Directors caused by the resignation of Mr. Martin Fortier on August 30, 1996. This vacancy will be filled by a non-TPG nominee at or before the Company's next annual meeting.

                  Name               Age                     Position(s)
- -----------------------------------  ---  -----------------------------------------------
Ronald G. Greene (1)(2)(3)(4) . . .   47  Chairman of the Board
William S. Price, III(2)(3)(4)  . .   40  Director
David M. Stanton (1)  . . . . . . .   34  Director
Wieland F. Wettstein(1) . . . . . .   46  Director
David Bonderman . . . . . . . . . .   53  Director
Gareth Roberts  . . . . . . . . . .   43  President, Chief Executive Officer and Director
Phil Rykhoek  . . . . . . . . . . .   40  Chief Financial Officer and Secretary
Mark A. Worthey . . . . . . . . . .   38  Vice President, Operations
Matthew Deso  . . . . . . . . . . .   43  Vice President, Exploration

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Stock Option Plan Committee.
(4)  Member of the Stock Purchase Plan Committee.

Directors

Ronald G. Greene - Chairman of the Board, has been a director of the Company since 1995. Mr. Greene is the Founder and Chairman of the Board of Renaissance Energy Ltd. and was CEO of Renaissance from its inception in 1974 until May 1990. He is also the sole shareholder, officer and director of Tortuga Investment Corp., a private investment company. Mr. Greene also serves on the board of directors of a private Western Canadian airline.

William S. Price, III has been a director of the Company since 1995. Mr. Price is a co-founder and principal of the Texas Pacific Group, a private investment firm that specializes in corporate acquisitions in a wide range of industries. Prior to forming the Texas Pacific Group in 1992, Mr. Price was vice-president of strategic planning and business development for G.E. Capital and from 1985 to 1991, was employed by the management consulting firm of Bain & Company, attaining officer status and acting as co-head of the Financial Services Practice. Mr. Price also serves on the Board of Directors of Continental Airlines, Inc., Continental Micronesia, Inc., PPOM, LP., and Vivra Heart Services.

David M. Stanton has been a director of the Company since 1995. Mr. Stanton is a managing director of the Texas Pacific Group, a private investment firm that specializes in corporate acquisitions in a wide range of industries. From 1991 until he joined the Texas Pacific Group in 1994, Mr. Stanton was a venture capitalist with Trinity Ventures where he specialized in information technology, software and telecommunications investments.

Wieland F. Wettstein has been a director of the Company since 1990. Mr. Wettstein is the Executive Vice-President and indirectly controls 50% of Finex Financial Corporation Ltd., a merchant banking company in Calgary, Alberta, a position he has held for more than five years. Mr. Wettstein serves on the board of directors of two public oil and natural gas companies, BXL Energy and Attock Energy Corporation, and on the boards of a private technology firm and a private gas marketing company.

David Bonderman became a director of the Company in May, 1996. Mr. Bonderman is a co-founder and principal of the Texas Pacific Group, a private investment firm that specializes in corporate acquisitions in a wide range of industries. Prior to forming the Texas Pacific Group in 1992, Mr. Bonderman was the Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.), joining them in 1983. Keystone, Inc. is the personal investment vehicle of Fort Worth, Texas-based investor, Robert M. Bass. Mr. Bonderman is an honor graduate from Harvard Law School and serves on the boards of Continental Airlines, Inc., PPOM, L.P., American Savings Bank, Bell & Howell Company, National Reinsurance and Virgin Cinemas Limited. Mr. Bonderman also serves in general partner advisory board roles for Acadia Partners, Colony Investors and Newbridge Investment Partners.

Executive Officers

Gareth Roberts - President, Chief Executive Officer and Director, Dallas, Texas, is the founder and President of Denbury Management, Inc. which was founded in April 1990. Mr. Roberts has more than 20 years of experience in the exploration and development of oil and natural gas properties with Texaco, Inc., Murphy Oil Corporation and Coho Resources, Inc. His expertise is particularly focused in the Gulf Coast Region where he specializes in the acquisition and development of old fields with low productivity. Mr. Roberts holds honors and masters degrees in Geology and Geophysics from St. Edmund Hall, Oxford University.

Phil Rykhoek - Chief Financial Officer, Dallas, Texas, a Certified Public Accountant, joined the Company and was appointed to the position of Chief Financial Officer and Secretary in June 1995. Prior to joining the Company, Mr. Rykhoek was Executive Vice President and co-founder of Petroleum Financial, Inc., a company formed in May 1991 to provide oil and natural gas accounting services on a contract basis to other entities. From 1982 to 1991 (except for 1986), Mr. Rykhoek was employed by Amerac Energy Corporation (formerly Wolverine Exploration Company), most recently as Vice President and Chief Accounting Officer. He retained his officer status during his tenure at Petroleum Financial, Inc.

Matthew Deso - Vice President, Exploration, Dallas, Texas, has been with Denbury Management, Inc. since October 1990, first as a consultant then, when he moved to Dallas in January 1994, as Vice President of Exploration. Mr. Deso has twenty years of petroleum geology experience, and received a Bachelor of Science in Geosciences from the University of Texas in 1976. Mr. Deso also worked for Enserch Exploration (three years), Terra Resources (three years) and TXO Production Corp. (eight years) in positions of varying responsibility.

Mark A. Worthey - Vice President, Operations, Dallas, Texas, is a geologist and is responsible for all aspects of operations in the field. He joined Denbury Management, Inc. in September 1992. Previously he was with Coho Resources, Inc. as an exploitation manager, beginning his employment there in 1985. Mr. Worthey graduated from Mississippi State University with a Bachelor of Science degree in petroleum geology in 1984.

         As part of the Securities Purchase Agreement that governed the TPG Placement, TPG has the right to designate three of seven nominees to serve on the Board of Directors of the Company. It was also intended by the parties to the agreement that Mr. Ronald G. Greene would be nominated to serve as one of the seven directors and that the remaining three directors would be nominated by the Company. TPG will forfeit its right to designate one of the directors that it would otherwise be entitled to designate if at any time TPG owns securities of the Company representing less than 30% of the outstanding Common Shares, calculated on a fully-diluted basis. TPG shall forfeit its right to designate any director if at any time TPG's share holdings, on a fully-diluted basis, represent less than 20% of the outstanding Common Shares. Currently, Mr. David M. Stanton, Mr. David Bonderman and Mr. William S. Price, III are directors of the Company nominated by TPG. The Company currently has a vacancy on its Board of Directors caused by the resignation of Mr. Martin Fortier on August 30, 1996. This vacancy will be filled by a non- TPG nominee at or before the Company's next annual meeting.

COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth certain summary information regarding compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the other three most highly compensated executive officers ("Named Executive Officers") of the Company (determined as of December 31, 1995) for the fiscal years ended December 31, 1993, 1994 and 1995.

         The Company reimburses the directors of the Company for out-of-pocket traveling expenses in connection with each board meeting attended. There are no other arrangements in respect of which directors of the Company receive monetary compensation for acting in that capacity.

                                                       ANNUAL COMPENSATION (1)    LONG-TERM COMPENSATION
                                                       ------------------------   ----------------------
                                                                                       COMMON SHARES
                                                                                        UNDERLYING
       NAME AND PRINCIPAL POSITION           YEAR       SALARY          BONUSES     OPTION/SARS GRANTED
- ----------------------------------------     ----      --------         -------     -------------------
Gareth Roberts  . . . . . . . . . . . .      1995      $150,000         $ 3,410              -
  President and Chief Executive Officer      1994       150,000            -                 -
                                             1993       150,000           6,000            55,500

Phil Rykhoek  . . . . . . . . . . . . .      1995       $55,682         $ 1,923            50,000
  Chief Financial Officer and                1994          -               -                 -
  Secretary(2)                               1993          -               -                 -

Mark A. Worthey . . . . . . . . . . . .      1995      $100,000         $ 1,923              -
  Vice President, Operations                 1994        89,000           4,000             5,000
  Denbury Management, Inc.                   1993        89,000           4,000            89,250

Matthew Deso  . . . . . . . . . . . . .      1995      $100,000         $ 1,923             5,000
  Vice President, Exploration                1994        89,000           4,000            12,500
  Denbury Management, Inc.(3)                1993        55,000           4,000            55,000

         (1) The aggregate amount of all other annual compensation as defined by applicable securities regulations was not greater than the lesser of $50,000 or 10% of the total annual salary and bonus of each Named Executive Officer for each financial year.
         (2)  Mr. Rykhoek joined Denbury in June 1995.
         (3)  Mr. Deso joined Denbury in April 1993.

STOCK OPTIONS

         The Company has an employee stock option plan (the "Plan") pursuant to which stock options may be granted to full and part-time employees, officers and directors of the Company and its subsidiaries, from time to time, as the board of directors of the Company may determine. The Plan allows the granting of either non-qualified or incentive stock options. Under the terms of the Plan, the number of Common Shares reserved for issuance may not exceed 1,050,000 Common Shares. The term of options granted under the Plan are determined by the board of directors provided that no option may be granted for a period that exceeds 10 years from the date of the grant, or such lesser period of time as permitted, from time to time, by the applicable rules of the TSE. The purchase price of any shares subject to options under the Plan is fixed by the board of directors, but may not be less than the greater of the two average closing trading prices for the ten trading days preceding the date of grant as reported on the TSE and NASDAQ. All option agreements granted under the Plan must be in accordance with the policies and procedures of the TSE and such other stock exchanges on which the Common Shares are listed and posted for trading from time to time.

         At a meeting of the Board of Directors of the Company on May 16, 1996, the Plan was amended to increase the number of options authorized to be issued under the Plan to 1,250,000. This amendment is subject to shareholder and regulatory approval.

         As of August 31, 1996, options outstanding pursuant to the Plan were comprised of incentive stock options covering 634,000 Common Shares held by one officer/director, three officers and 33 employees and non-qualified stock options covering 435,250 Common Shares held by two directors, one officer/director, three officers, 14 employees and one former employee. These options are exercisable at prices ranging from $3.66 to $11.36, with a weighted average price of $7.56. Of the total outstanding options, 485,000 were currently exercisable as of August 31, 1996. From January 1, 1996 through August 31, 1996, the Company granted 516,500 options.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table represents the options granted to the Named Executive Officers during 1995 and the value of such options:

                                          INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                        ----------------------------------------------------         VALUE AT ASSUMED ANNUAL
                        NUMBER OF         % OF                                               RATES OF
                        SECURITIES   TOTAL OPTIONS    EXERCISE                             STOCK PRICE
                        UNDERLYING     GRANTED TO     OR BASE                    APPRECIATION FOR OPTION TERM(2)
                         OPTIONS      EMPLOYEES IN     PRICE      EXPIRATION     -------------------------------
NAME                    GRANTED (#)    FISCAL YEAR   ($/SH) (1)      DATE             5%($)          10%($)
- ----                    -----------  -------------   ----------   ----------       ----------       ----------
Gareth Roberts              -              -             -             -                 -               -

Phil Rykhoek            25,000 (3)         9%          $6.08       6/22/00           $41,954          $ 92,707
                        25,000 (4)         9%           6.02       8/18/05            94,800           240,242

Mark A. Worthey             -              -             -             -                 -                -

Matthew Deso             5,000 (3)         2%           5.92        1/3/00             8,186            18,089


         (1) These options are denominated in Canadian dollars and are converted to U.S. dollars for this table using an exchange rate of Cdn. $1.35 = U.S. $1.00.

         (2) Calculated based on the fair market value of the Common Shares on the date of grant. The amounts represent only certain assumed compounded annual rates of appreciation. Actual gains, if any, on stock option exercises and Common Share holdings cannot be predicted, and there can be no assurance that the gains set forth in the table will be achieved. A conversion exchange rate of Cdn. $1.35 = U.S. $1.00 was assumed in the calculation.

         (3) The options vest in installments of 50% on the date of grant and 50% one year from the date of grant.

         (4) The options vest in installments of 25% six months from the date of grant, 25% one year from the date of grant, 25% two years from the date of grant, and 25% three years from the date of grant.

OPTION EXERCISES AND HOLDINGS

         The following table sets forth information with respect to the Named Executive Officers and directors concerning unexercised options held as of December 31, 1995. None of the Named Executive Officers or directors exercised any options during 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                VALUE OF UNEXERCISED IN-THE MONEY
                     NUMBER OF UNEXERCISED OPTIONS AT                   OPTIONS AT FISCAL
                              FISCAL YEAR-END                              YEAR-END (1)
                  -------------------------------------         ---------------------------------
                  EXERCISABLE             UNEXERCISABLE         EXERCISABLE        UNEXERCISABLE
                  -----------             -------------         -----------        -------------
Gareth Roberts       27,750                     -                 $21,326             $  -
Phil Rykhoek         12,500                  37,500                 2,199              7,708
Mark A. Worthey      73,250                     -                   1,620                -
Matthew Deso         60,000                   2,500                 4,861                810

         (1) Based on the closing sale price of the Common Shares on December 21, 1995, the last day prior to December 31, 1995 in which there was trading activity, of $6.25 per share as reported by NASDAQ. A conversion exchange rate of Cdn. $1.35 = U.S. $1.00 was assumed in the calculation as the options are denominated in Canadian dollars.

                INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Other than as described in the paragraphs that follow, there are no material interests, direct or indirect, of any director, officer or any shareholder of the Company who beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of the outstanding Common Shares, or any known family member, associate or affiliate of such persons, in any transaction within the last three years or in any proposed transaction that has materially affected or would materially affect the Company, or any of its subsidiaries. The Company believes that the terms of the transactions described below were as favorable to the Company as terms that reasonably could have been obtained from non-affiliated parties.

Financial Advisory Fee

         In October 1993, the Company paid a management fee of $75,000 to Finex Financial Corporation Ltd. a Company indirectly controlled by Mr. Martin G. Fortier, a former director of the Company, and Mr. Wieland F. Wettstein, a director of the Company, for services rendered and assistance provided in raising equity and in the sale of its Canadian operations.

TPG Placement

         In December 1995, the Company closed a $40.0 million private placement of securities with partnerships that are affiliated with TPG. The TPG Placement was comprised of: (i) 4.2 million Common Shares issued at $5.85 per share; (ii) 625,000 warrants at a price of $1.00 per warrant, entitling the holder to purchase 625,000 Common Shares at $7.40 per share; and (iii) 1.5 million shares of $10 stated value Convertible Preferred. The Convertible Preferred shares are initially convertible at $7.40 of stated value per Common Share with such conversion rate declining 2.5% per quarter. The Convertible Preferred do not have any cash or other stated dividend requirement. The Convertible Preferred have a mandatory redemption at a 63.86% premium at December 21, 2000, but also originally provided that the Company can cause a mandatory conversion after January 1, 1999 if the price of the Common Stock exceeds $10.00 per share for a period of 40 consecutive trading days. The Company will present to the shareholders for approval at a Special Meeting on October 9, 1996 a resolution to amend the terms of the Convertible Preferred to allow the Company to require a conversion of the Convertible Preferred at any time. See "-Modification of Convertible Preferred and Debentures." The Company may also force conversion of the warrants after December 21, 1997, if the price of the Common Stock exceeds $10.00 per share for a period of 40 consecutive trading days. As of June 30, 1996, TPG is the holder of 7,608,038 Common Shares, on a fully-diluted basis, which represents 48.5% of the outstanding Common Shares prior to the Offering.

           In connection with the TPG Placement, TPG received the right to nominate three of the seven directors of the Company. See "Management - Executive Officers and Directors." In addition, for a period of two years TPG has certain "piggyback" registration rights which allow TPG to include all or part of the Common Shares acquired by TPG in any registration statement of the Company during that period. Beginning December 21, 1997 and until December 21, 2000, TPG may request and receive one demand registration whereby TPG may make a written request to the Company for registration under the Securities Act of the Common Shares acquired by TPG. Finally, the agreement provides that TPG shall have the right, but not the obligation, to maintain its pro rata ownership interest (after the assumed exercise of its warrants and Convertible Preferred) in the equity securities of the Company, in the event that the Company issues any additional equity securities or securities convertible into Common Shares of the Company, by purchasing additional shares of the Company on the same terms and conditions. This right, however, expires should TPG's share holdings represent less than 20% of the outstanding Common Shares. TPG has waived its registration rights and its right to maintain its pro rata ownership with regard to the Offering.

         The Company issued 333,333 Common Shares to Tortuga Investment Corp. as a financial advisory fee for its services in connection with the TPG Placement. Tortuga Investment Corp. is a corporation wholly-owned by Mr. Ronald Greene, currently Chairman of the Board of Directors. Mr. Greene was not a director of the Company, nor had he held any director or officer position with the Company prior to the time of the issuance of such Common Shares.

Modification of Convertible Preferred and Debentures

         In order to position the Company for the Offering, the Board of Directors and its financial advisors determined that it was in the best interests of the Company to: (i) increase the market price per Common Share to levels significantly above U.S. $5.00, the level below which certain stocks are subject to the penny stock rules; (ii) simplify the capital structure of the Company; and (iii) reduce the overhang that exists as a result of existing convertible securities. The Board of Directors believe that these goals would be best achieved by taking the following actions: (i) consolidating the number of Common Shares through a one-for-two reverse split of the Common Shares; (ii) modifying the terms of the Convertible Preferred such that the Convertible Preferred may be converted to Common Shares at the election of the Company prior to January 1, 1999; and (iii) issuing Common Shares in lieu of interest to the holders of the Debentures in order to induce such holders to convert to Common Shares prior to the mandatory redemption date. Accordingly, the Company has called a Special Meeting of the shareholders of the Company to be held on October 9, 1996 to consider resolutions to effect the foregoing.

         If the resolution regarding the Convertible Preferred is approved by the shareholders and subject to, and simultaneously with, the completion of the Offering, the Company plans to require a conversion, thereby increasing the number of Common Shares of the Company by 2,816,373 and eliminating the outstanding Convertible Preferred. TPG, which currently owns 35% of the outstanding Common Shares, is the sole holder of the Convertible Preferred.

         If the resolution regarding the Debentures is approved, the Company would issue a total of 7,958 Common Shares in lieu of interest, assuming an approval date and conversion as of October 15, 1996, plus an additional 308,642 Common Shares for the principal amount in accordance with the existing terms of the Debentures. Mr. Ronald G. Greene, Chairman of the Board of Directors, owns 80% of the Debentures.

Purchase of Working Interests

         In May 1996, the Company purchased oil and natural gas working interests from four employees for an aggregate consideration of $387,000, which included $158,000 paid to Mr. Matthew Deso, Vice President of Exploration of the Company, $133,000 paid to Mr. Mark Worthey, Vice President of Operations of the Company and $26,000 paid to the spouse of Mr. Gareth Roberts, President of the Company. The purchase prices were determined by the Company based on the present value of the estimated future net revenue to be generated from the estimated proved reserves of the properties using a 15% discount rate. The acquisition was for additional working interests in properties in which the Company also holds an interest. To the best of the Company's knowledge, none of the Company's directors have any remaining interests in properties owned by the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of August 31, 1996, concerning beneficial ownership of the Common Shares by: (i) any shareholders known to the Company to beneficially own more than 5% of the issued and outstanding Common Shares and (ii) all executive officers and directors individually and as a group. Except as otherwise indicated and except for those shares that are listed as being beneficially owned by more than one shareholder, each shareholder identified in the table has sole voting and investment power with respect to their shares.


                                                                                       BENEFICIAL
                                                BENEFICIAL OWNERSHIP PRIOR           OWNERSHIP AFTER
                                                        TO OFFERING                   OFFERING (1)
          NAME AND ADDRESS OF                  -------------------------------       ---------------
           BENEFICIAL OWNER                        SHARES             PERCENT            PERCENT
- ---------------------------------------        -------------         ---------          ---------
Ronald G. Greene  . . . . . . . . . . .          869,917 (2)          5.8% (2)           4.6% (2)
  Suite 700, 407 - 2nd Street
  Calgary, Alberta T2P 2Y3
David Bonderman . . . . . . . . . . . .        7,608,038 (3)         48.5% (3)          38.6% (3)
  201 Main Street, Suite 2420
  Ft. Worth, TX  76102
William S. Price, III . . . . . . . . .        7,608,038 (3)         48.5% (3)          38.6% (3)
  600 California Street, Suite 1850
  San Francisco, CA   94108
David M. Stanton  . . . . . . . . . . .                - (4)            *                  *
Wieland F. Wettstein  . . . . . . . . .          161,414 (5)          1.1% (5)             *
Gareth Roberts  . . . . . . . . . . . .          514,239 (6)          3.4% (6)           2.7% (6)
Phil Rykhoek  . . . . . . . . . . . . .           13,818 (7)            *                  *
Mark A. Worthey . . . . . . . . . . . .           76,369 (7)            *                  *
Matthew Deso  . . . . . . . . . . . . .           66,569 (7)            *                  *
All of the executive officers and
directors as a group (9 persons)  . . .        9,310,364 (8)         58.6% (8)          46.8% (8)
TPG Advisors, Inc.  . . . . . . . . . .        7,608,038 (3)         48.5% (3)          38.6% (3)
  201 Main Street, Suite 2420
  Ft. Worth, TX  76102

*        Less than 1%.

(1) After giving effect to the issuance of 4,000,000 Common Shares offered hereby.

(2) After giving effect to the pro forma conversion of Cdn. $2,000,000 of the 9 1/2% Convertible Debentures into 257,059 Common Shares assuming a conversion date of June 30, 1996. Includes 30,150 Common Shares held by Mr. Greene's spouse in her retirement plan and 520,833 Common Shares held by Tortuga Investment Corp., which is solely owned by Mr. Greene.

(3) After giving effect to: (i) the pro forma conversion of the 1,500,000 Convertible Preferred into 2,816,372 Common Shares, and (ii) the pro forma exercise of the 625,000 Common Share purchase warrants. Neither Mr. Bonderman, Mr. Price nor TPG Advisors, Inc. are the owner of record of any securities of the Company. However, Mr. Bonderman and Mr. Price are directors, executive officers and shareholders of TPG Advisors, Inc., which is the general partner of TPG GenPar, L.P., which in turn is the general partner of both TPG Partners, L.P., and TPG Parallel, L.P., which are the direct beneficial owners of these securities.

(4) Although Mr. Stanton is not considered to be a "beneficial owner" as that term is defined by the Securities and Exchange Commission, Mr. Stanton is a managing director of TPG Partners, L.P.

(5) After giving effect to the pro forma exercise of the 18,000 Common Shares which Mr. Wettstein has the right to acquire pursuant to vested stock options. Also includes 110,489 Common Shares held by S.P. Hunt Holdings Ltd., which is solely owned by a trust of which Mr. Wettstein is a trustee, and 19,600 Common Shares owned by his spouse.

(6) After giving effect to the pro forma exercise of the 27,750 Common Shares which Mr. Roberts has the right to acquire pursuant to vested stock options. Also includes 138,330 Common Shares held by Ashley Petroleum, Inc., which is solely owned by Mr. Roberts, and 1,426 Common Shares held by his wife.

(7) After giving effect to the pro forma exercise, as applicable, of the 13,438, 73,250 and 62,500 Common Shares which Mr. Rykhoek, Mr. Worthey and Mr. Deso, respectively, have the right to acquire pursuant to stock options which are currently vested or which vest within the next sixty days.

(8) After giving effect to: (i) the pro forma conversion of Cdn. $2,000,000 of the 9 1/2% Convertible Debentures into 257,059 Common Shares, (ii) the pro forma conversion of the 1,500,000 Convertible Preferred into 2,816,372 Common Shares, (iii) the pro forma exercise of the 625,000 Common Share purchase warrants, and (iv) the pro forma exercise of the 194,938 Common Shares which the officers and directors as a group have the right to acquire pursuant to stock options which are currently vested or which vest within the next sixty days. Ownership does include the shares held by TPG, although Mr. Price and Mr. Bonderman, who are directors of the Company, are not the owners of record of these securities. Mr. Price and Mr. Bonderman are directors, executive officers and shareholders of TPG Advisors, Inc., which is the general partner of TPG GenPar, L.P., which in turn is the general partner of both TPG Partners, L.P. and TPG Parallel, L.P., which are the direct beneficial owners of these same securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized share capital of Denbury consists of an unlimited number of Common Shares, of which 11,941,390 were issued and outstanding as of August 31, 1996, and two classes of preferred shares, unlimited in number and issuable in series, none of which will be outstanding after the completion of this Offering. In addition to the issued and outstanding Common Shares, options to purchase Common Shares and other forms of convertible securities for Common Shares are outstanding.

         There are no limitations imposed by Canadian legislation or regulations or by the Articles of Continuance or By-laws of the Company on the right of holders of either the Common Shares or the Common Share Purchase Warrants who are not residents of Canada to hold or vote the Common Shares or to hold the Common Share Purchase Warrants.

COMMON SHARES

         The holders of the Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, other than meetings of the holders of any other class of shares meeting as a class or the holders of one or more series of any class of shares meeting as a series; are entitled to any dividends that may be declared by the board of directors thereon; and in the event of liquidation, dissolution or winding-up of the Company, are entitled, subject to the rights of the holders of shares ranking prior to the Common Shares, to share rateably in such assets of the Company as are available for distribution. The holders of Common Shares have no pre-emptive rights under Canadian law or the Articles of Continuance.

         At August 31, 1995, 75,000 warrants were outstanding at an exercise price of Cdn. $8.40 expiring on May 5, 2000 and 625,000 warrants were outstanding at an exercise price of U.S. $7.40 expiring on December 21, 1999. Each warrant entitles the holder thereof to purchase one Common Share at any time prior to the expiration date. The Company has the option after December 21, 1997 to require exercise of the 625,000 warrants if the weighted average trading price of the Common Stock exceeds $10.00 per share for a period of 40 consecutive trading days.

         The Company is also required to maintain a continuously effective registration statement for a two-year period relating to the resale of 705,643 Common Shares, including 150,000 Common Shares issuable upon the exercise of warrants, which were issued in two private placements in April and May 1995. An effective registration statement relating to this requirement is currently on file.

         The Company has granted TPG certain demand and "piggyback" registration rights and preemptive rights in connection with the TPG Placement. For a description of these rights, see "Interests of Management in Certain Transactions." TPG has waived its "piggyback" registration rights and preemptive rights in connection with the Offering.

PREFERRED SHARES

         The Company's Articles of Continuance authorize the future issuance of First Preferred Shares and Second Preferred Shares (collectively, the "Preferred Shares"), with such designations, rights, privileges, restrictions and conditions as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Shares with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of the Company's Common Shares. In the event of issuance, the Preferred Shares could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Such actions could have the effect of discouraging bids for the Company and, thereby, preventing shareholders from receiving the maximum value for their shares. Although the Company has no present intention to issue any additional Preferred Shares, there can be no assurance that the Company will not do so in the future. As of the close of this Offering, no Preferred Shares will be outstanding. For a description of the currently outstanding Convertible Preferred, see "Interests of Management in Certain Transactions."

                CANADIAN TAXATION AND THE INVESTMENT CANADA ACT

         The following is a summary of the principal Canadian income tax considerations generally applicable to nonresidents of Canada who hold the Common Shares as capital property, deal at arm's length with the Company and do not use or hold and are deemed not to use or hold their Common Shares in the course of carrying on a business in Canada and do not carry on insurance business in Canada. This summary has been prepared by reference to the existing provisions of the Income Tax Act (Canada) (the "Act"), the Income Tax Regulations (the "Regulations"), all published proposals for the amendment of the Act and the Regulations to the date hereof and the published administrative practices of Revenue Canada, the agency that administers the Act. Although this summary does not specifically address the provincial income tax consequences of an investment in Common Shares, generally speaking, provincial taxation does not apply to persons who are not resident in Canada and who do not own or hold property in the course of carrying on a business in Canada. Apart from changes to the Act and the Regulations which have been publicly announced to the date hereof, this summary does not consider the potential for any future alterations to Canadian income tax legislation.

DISPOSITIONS OF COMMON SHARES

         A nonresident of Canada will only be subject to taxation in Canada under the Act in respect of a disposition of Common Shares if such shares constitute "taxable Canadian property" to such nonresident. Provided that the Common Shares are listed on a recognized stock exchange in Canada at the time of a disposition, they will only constitute "taxable Canadian property" to a holder if the holder, either alone or together with persons with whom the holder does not deal at arm's length, owns or at any time in the five years prior to the date of dispositions, has owned in excess of 25% of the issued and outstanding shares of a class or series of the capital of the Company. Persons who are related by blood or marriage, or are subject to common control are deemed to deal otherwise than at arm's length; other persons may also be considered to be dealing otherwise than at arm's length in certain circumstances. For the purposes of determining the 25% threshold, rights or options to acquire Common Shares will be treated as ownership thereof. Subject to the comments set out below in respect of the application of the U.S. - Canada Income Tax Convention to U.S. resident holders, nonresidents whose shares constitute "taxable Canadian property" will be subject to taxation thereon on the same basis as Canadian residents. Generally speaking, three-quarters of the excess of the holder's proceeds of disposition, over the adjusted cost base of the Common Shares, must be included in income as a taxable capital gain, to be taxed at prevailing federal Canadian rates, which range from approximately 26% to 39%.

         Nonresidents whose shares are repurchased by the Company, except in respect of certain purchases made by the Company in the open market, will give rise to the deemed payment of a dividend by the Company to the former holder of Common Shares in an amount equal to the excess paid over the paid-up capital of the Common Shares so repurchased. Such deemed dividend will be excluded from the former holders' proceeds of disposition of his Common Shares for the purposes of computing any capital gain but will be subject to Canadian nonresident withholding tax in the manner described below under "Dividends."
In certain limited circumstances, a sale by a holder of the Common Shares to a corporation resident in Canada with which the holder does not deal at arm's length may give rise to the deemed payment of a dividend, to the extent the amount received in consideration therefor exceeds the paid-up capital of the Common Shares disposed of.

         Pursuant to the U.S. - Canada Income Tax Convention (the
"Convention"), shareholders of the Company who are resident in the U.S. for the purposes of the Convention and whose shares might otherwise be "taxable Canadian property" may be exempt from Canadian taxation in respect of any gains on the Common Shares provided the principal value of the Company is not derived from real property located in Canada at the time of the disposition.

         The Company owns no Canadian real property and the Company has no present intention to acquire Canadian real property.

DIVIDENDS

         Under the Act, withholding tax is imposed at the rate of 25% on the amount of any dividends paid or credited on the Common Shares to a person not resident in Canada. Pursuant to the Canada U.S. - Canada Income Tax Convention, the rate of tax on such dividends is reduced to 6% for dividends received in 1996 and 5% thereafter by any U.S. resident corporation who owns in excess of 10% of the voting shares of the corporation, and to 15% in all other instances.

INVESTMENT CANADA ACT

         The Investment Canada Act (the "ICA") prohibits the acquisition of control of a Canadian business by non- Canadians without review and approval of the Investment Review Division of Industry Canada, the agency that administers the ICA, unless such acquisition is exempt from review under the provisions of the ICA. Investment Review Division of Industry Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business. The ICA will have no effect on the acquisition of shares covered by this Prospectus.

         Apart from the ICA, there are no other limitations on the right of nonresident or foreign owners to hold or vote securities imposed by Canadian law or the Certificate of Continuance of the Company. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's Common Shares except as discussed above.

                        SHARES ELIGIBLE FOR FUTURE SALE

         After giving effect to the Offering and the Capitalization Adjustments, the Company would have had 19,079,090 Common Shares outstanding as of August 31, 1996 (19,679,090 shares assuming exercise of the Underwriters' over-allotment option in full). The Common Shares sold in the Offering will be freely tradable without restrictions or further registration under the Securities Act. All 7,608,038 of the Common Shares beneficially held by TPG as of the close of the Offering will be "restricted" securities within the meaning of the Securities Act as a result of the issuance thereof in a private transaction. These "restricted" Common Shares may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding Common Shares (approximately 190,790 shares immediately after the Offering). A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above. The Company believes that the shares owned by TPG will be eligible for sale in the public market pursuant to Rule 144 after December 21, 1997. The Company is unable to estimate the number of shares, if any, that TPG may sell from time to time under Rule 144, since such number will depend on the future market price and trading volume for the Common Shares, as well as other factors beyond the Company's control.

         In connection with the Offering, the Company, each of the it's directors and executive officers and TPG have agreed not to sell or otherwise dispose of any Common Shares, including any shares exercisable for or convertible into Common Shares, for a period of 120 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."

         The Company has granted TPG certain demand and "piggyback" registration rights with respect to its Common Shares. See "Interests of Management in Certain Transactions." TPG has waived its "piggyback" registration rights and preemptive rights in connection with the Offering.

         An increase in the number of Common Shares that may become available for sale in the public market may adversely affect the market price prevailing from time to time of the Common Shares and could impair the Company's ability to raise additional capital through the sale of its equity securities.

                                  UNDERWRITING

         Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Prudential Securities Incorporated and Johnson Rice & Company L.L.C., are acting as representatives (the "Representatives"), have severally agreed to purchase 4,000,000 Common Shares from the Company. The number of Common Shares that each Underwriter have severally agreed to purchase is set forth opposite its name below:

                                                                                       NUMBER
                                  UNDERWRITERS                                        OF SHARES
                                  ------------                                        ---------
Donaldson, Lufkin & Jenrette Securities Corporation . . . . . . . . . . . . . .
Prudential Securities Incorporated  . . . . . . . . . . . . . . . . . . . . . .
Johnson Rice & Company L.L.C. . . . . . . . . . . . . . . . . . . . . . . . . .




                                                                                      ---------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,000,000
                                                                                      =========

         The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Common Shares are subject to certain conditions. If any of the Common Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Common Shares (other than the Common Shares covered by the over-allotment option described below) must be so purchased.

         The Company has been advised by the Representatives that the Underwriters propose to offer the Common Shares to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $___ per share. The Underwriters may allow, and such dealers may re-allow, a discount not in excess of $____ per share to any other Underwriter and certain other dealers.

         The Company has granted to the Underwriters an option to purchase up to 600,000 additional Common Shares at the public offering price set forth on the cover page hereof less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

         The Company, each of its directors and executive officers and TPG, subject to certain exceptions, have agreed not to offer, sell or otherwise dispose of any Common Shares, or any shares exercisable for or convertible into Common Shares, prior to the expiration of 120 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation on behalf of the Underwriters.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

         In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Shares on The Nasdaq National Market immediately prior to the commencement of sales in the offering made hereby, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended. Passive market making consists of displaying bids on The Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Shares during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.


                    SERVICE AND ENFORCEMENT OF LEGAL PROCESS

         The Company is incorporated under the laws of Canada. Some of the directors, controlling persons and officers of the Company, as well as the experts named herein, are residents of Canada and all or substantially all of such persons' assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States against such persons and the Company predicated upon civil liability under the United States federal securities laws. The Company has been advised by its counsel, Burnet, Duckworth & Palmer, Calgary, Alberta, that there is doubt as to the enforceability in Canada against the Company or against any of its directors, controlling persons, officers or experts who are not residents of the United States, in original actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

                                 LEGAL MATTERS

         The legality of the Common Shares offered hereby have been passed upon for the Company by Burnet, Duckworth & Palmer, Calgary, Alberta and Jenkens & Gilchrist, Houston, Texas. Certain matters in connection with the Offering will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

         The consolidated financial statements and financial statement schedule of the Company for each of the three years ended December 31, 1995 and the statements of revenues and direct operating expenses attributable to certain oil and natural gas properties (Ottawa Properties) acquired by the Company for the year ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche, Chartered Accountants, Calgary, Alberta, Canada, as stated in their reports appearing in this Prospectus and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The statements of revenues and direct operating expenses attributable to certain oil and natural gas properties (Amerada Hess Properties) acquired by the Company for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The reference to the reports of Netherland, Sewell & Associates, Inc. and The Scotia Group, Inc., both independent petroleum engineers located in Dallas, Texas, contained herein with respect to the proved reserves, the estimated future net revenue from such proved reserves, and the discounted present values of such estimated future net revenue, is made in reliance upon the authority of such firm as experts with the respect to such matters.

                             AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. In addition, such materials filed electronically by the Company with the Commission are available at the Commision's World Wide Web site at http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain exhibits and schedules and certain other information which is part of the Registration Statement and which have been omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements contained herein concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such contracts, agreements or documents and are qualified in their entirety by reference to each such exhibit. The Registration Statement and the exhibits and schedules forming a part thereof can be obtained from the SEC.

                                    GLOSSARY


The terms defined in this section are used throughout this Prospectus.

         ADJUSTED EBITDA. Adjusted EBITDA represents earnings before interest income, interest expense, income taxes, depletion and depreciation, gain on sale of oil and gas properties, imputed preferred dividends and losses on early extinguishment of debt.

         ANTICLINE. Geologically positive structure favorable for trapping hydrocarbons.

         BBL. One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         BBLS/D.  Barrels of oil produced per day.

         BCF.  One billion cubic feet of natural gas.

         BOE. One barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

         BOE/D.  BOE's produced per day.

         BTU. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

         CDN.  Canadian.

         COMMERCIAL WELL; COMMERCIALLY PRODUCTIVE WELL. An oil and gas well which produces oil and natural gas in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

         DEVELOPMENT WELL. A developmental well is a well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

         DRY HOLE; DRY WELL; NON-PRODUCTIVE WELL. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

         EXPLORATORY WELL. An exploratory well is a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

         FARMOUT. An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location.

         FORMATION. A succession of sedimentary beds that were deposited under the same general geologic conditions.

        GEOPRESSURED. Pressures in excess of the normal increase in pressure with depth.

         GEOSYNCLINE. A regional area of subsidence in which sediments are accumulated.

         GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

         HORIZONTAL WELLS. Wells which are drilled at angles greater than 70 degrees from vertical.

         MBBL.  One thousand barrels of crude oil or other liquid hydrocarbons.

         MBOE.  One thousand BOEs.

         MBOE/D.  One thousand BOE/d.

         MBTU.  One thousand Btus.

         MCF.  One thousand cubic feet of natural gas.

         MCF/D.  Mcf of natural gas produced per day.

         MMBBL.  One million barrels of crude oil or other liquid hydrocarbons.

         MMBOE.  One million BOEs.

         MMBTU.  One million Btus.

         MMCF.  One million cubic feet of natural gas.

         MMCF/D.  One thousand Mcf/d.

         NET; NET REVENUE INTEREST. Production or revenue that is owned by the Company and produced for its interest after deducting royalties and other similar interests.

         NET ACRES OR NET WELLS.   The sum of the fractional working interests
owned in gross acres or gross wells.

         PV10 VALUE. When used with respect to oil and natural gas reserves, PV10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10% in accordance with the guidelines of the SEC.

         PRODUCTIVE WELL. A well that is producing oil or natural gas or that is capable of production.

         PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

         ROYALTY INTEREST. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

         TCF.  One trillion cubic feet of natural gas.

         UNDEVELOPED ACREAGE. Lease acreage on which wells have not been participated in or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

         WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property as well as to a share of production.

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

              SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)




                                                                                       Page
                                                                                 ---------------
Independent Auditors' Report                                                          F-2

Consolidated Balance Sheets                                                           F-3

Consolidated Statements of Income                                                     F-4

Consolidated Statements of Cash Flows                                                 F-5

Consolidated Statement of Changes in Shareholders' Equity                             F-6

Notes to the Consolidated Financial Statements                                        F-7 thru F-24

Statement of Revenues and Direct Operating Expenses of Ottawa Properties

         Independent Auditors' Report                                                 F-25

         Statement of Revenues and Direct Operating Expenses                          F-26

         Notes to Statement of Revenues and Direct Operating Expenses                 F-27 thru F-28

Statements of Revenues and Direct Operating Expenses of Amerada Hess Properties

         Independent Auditors' Report                                                 F-29

         Statements of Revenues and Direct Operating Expenses                         F-30

         Notes to Statements of Revenues and Direct Operating Expenses                F-31 thru F-33

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF DENBURY RESOURCES INC.
(FORMERLY NEWSCOPE RESOURCES LTD.)


         We have audited the consolidated balance sheets of Denbury Resources Inc. (formerly Newscope Resources Ltd.) as at December 31, 1995 and 1994 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly in all material respects, the financial position of the Company as at December 31, 1995 and 1994 and the results of its operations and the changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1995, in accordance with accounting principles generally accepted in Canada.


Deloitte & Touche


Chartered Accountants

Calgary, Alberta
February 23, 1996

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (Amounts in thousands of U.S. dollars)

                                                                           December 31,
                                                                       -----------------------        June 30,
                                                                        1994             1995           1996
                                                                       -------         -------        --------
                                                                                                    (Unaudited)
                                  ASSETS
CURRENT ASSETS
   Cash and cash equivalents  . . . . . . . . . . . . . . . . .        $   712         $ 6,553        $  3,085
   Accrued production receivable  . . . . . . . . . . . . . . .          1,909           3,212           6,307
   Trade and other receivables  . . . . . . . . . . . . . . . .            993           1,160           2,837
                                                                       -------         -------        --------
           Total current assets     . . . . . . . . . . . . . .          3,614          10,925          12,229
                                                                       -------         -------        --------

PROPERTY AND EQUIPMENT (USING FULL COST ACCOUNTING)
   Oil and natural gas properties . . . . . . . . . . . . . . .         44,820          72,510         133,442
   Unevaluated oil and natural gas properties . . . . . . . . .          6,251           7,085           6,571
   Less accumulated depreciation and depletion  . . . . . . . .         (6,149)        (13,982)        (21,140)
                                                                       -------         -------        --------
          Net property and equipment  . . . . . . . . . . . . .         44,922          65,613         118,873
                                                                       -------         -------        --------


OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . .            428           1,103           1,798
                                                                       -------         -------        --------

           TOTAL ASSETS . . . . . . . . . . . . . . . . . . . .        $48,964         $77,641        $132,900
                                                                       =======         =======        ========

               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities . . . . . . . . . .        $ 5,056          $3,886         $13,288
   Current portion of long-term debt  . . . . . . . . . . . . .            178             177             125
                                                                       -------         -------        --------
           Total current liabilities  . . . . . . . . . . . . .          5,234           4,063          13,413
                                                                       -------         -------        --------


LONG-TERM LIABILITIES
   Senior bank debt . . . . . . . . . . . . . . . . . . . . . .         14,950              75          40,000
   Subordinated debt and other notes payable  . . . . . . . . .          1,586           3,399           2,964
   Provision for site reclamation costs . . . . . . . . . . . .            138             242             340
   Deferred income taxes and other  . . . . . . . . . . . . . .          1,094           1,361           3,166
                                                                       -------         -------        --------
           Total long-term liabilities  . . . . . . . . . . . .         17,768           5,077          46,470
                                                                       -------         -------        --------

CONVERTIBLE FIRST PREFERRED SHARES, SERIES A
   1,500,000 shares authorized, issued and
   outstanding at December 31, 1995 . . . . . . . . . . . . . .              -          15,000          15,759
                                                                       -------         -------        --------

SHAREHOLDERS' EQUITY
   Common shares, no par value unlimited shares authorized;
         outstanding - 12,609,335, 22,857,619 and 23,264,430
         shares at December 31, 1994, December 31, 1995 and
         June 30, 1996, respectively  . . . . . . . . . . . . .         23,239          50,064          51,226
   Retained earnings  . . . . . . . . . . . . . . . . . . . . .          2,723           3,437           6,032
                                                                       -------         -------        --------
           Total shareholders' equity . . . . . . . . . . . . .         25,962          53,501          57,258
                                                                       -------         -------        --------

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY . . . . .        $48,964         $77,641        $132,900
                                                                       =======         =======        ========

                See Notes to Consolidated Financial Statements.

Approved by the Board:
- ----------------------
  /s/  Gareth Roberts                   /s/ Wieland F. Wettstein
- ------------------------------          ------------------------------
Gareth Roberts                          Wieland F. Wettstein
Director                                Director

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (Amounts in thousands except per share amounts)
                                 (U.S. dollars)

                                                                                           Six Months Ended
                                                    Year Ended December 31,                    June 30,
                                                --------------------------------         --------------------
                                                 1993         1994         1995           1995          1996
                                                ------      -------      -------         ------       -------
                                                                                             (Unaudited)
REVENUES
     Oil, natural gas and related product
       sales  . . . . . . . . . . . . . . .     $5,868      $12,692      $20,032         $8,997       $20,650
     Interest income  . . . . . . . . . . .         76           23           77             21           124
                                                ------      -------      -------         ------       -------
           Total revenues . . . . . . . . .      5,944       12,715       20,109          9,018        20,774
                                                ------      -------      -------         ------       -------


EXPENSES
     Production . . . . . . . . . . . . . .      2,067        4,309        6,789          3,128         5,350
     General and administrative . . . . . .        782        1,105        1,832            935         1,656
     Interest . . . . . . . . . . . . . . .         83        1,146        2,085            927           681
     Imputed preferred dividends  . . . . .          -            -            -              -           759
     Loss on early extinguishment of debt .          -            -          200            200           440
     Depletion and depreciation . . . . . .      1,898        4,209        8,022          3,075         7,382
     Franchise taxes  . . . . . . . . . . .          -           65          100             42           107
                                                ------      -------      -------         ------       -------
            Total expenses  . . . . . . . .      4,830       10,834       19,028          8,307        16,375
                                                ------      -------      -------         ------       -------



Income before the following:                     1,114        1,881        1,081            711         4,399
     Gain on sale of Canadian properties  .        966            -            -              -             -
                                                ------      -------      -------         ------       -------

Income before income taxes  . . . . . . . .      2,080        1,881        1,081            711         4,399
Provision for federal income taxes  . . . .       (345)        (718)        (367)          (242)       (1,804)
                                                ------      -------      -------         ------       -------

NET INCOME  . . . . . . . . . . . . . . . .     $1,735      $ 1,163      $   714         $  469       $ 2,595
                                                ======      =======      =======         ======       =======


NET INCOME PER COMMON SHARE . . . . . . . .     $ 0.17      $  0.09      $  0.05         $ 0.04       $  0.11
                                                ======      =======      =======         ======       =======

Average number of common shares
outstanding . . . . . . . . . . . . . . . .      9,980       12,480       13,739         13,071        23,024
                                                ======      =======      =======         ======       =======




                See Notes to Consolidated Financial Statements.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)

                                                                                                       Six Months
                                                                 Year Ended December 31,             Ended June 30,
                                                            ----------------------------------    --------------------
                                                              1993         1994         1995        1995        1996
                                                            --------     --------     --------    --------    --------
                                                                                                       (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income . . . . . . . . . . . . . . . . . . . . .       $1,735       $1,163         $714        $469      $2,595
   Adjustments needed to reconcile to net cash flow
         provided by operations:
       Depreciation, depletion and amortization . . . .        1,916        4,304        8,113       3,075       7,382
       Deferred income taxes  . . . . . . . . . . . . .          345          718          367         242       1,804
       Gain on sale of Canadian properties  . . . . . .         (966)           -            -           -           -
       Imputed preferred dividend . . . . . . . . . . .            -            -            -           -         759
       Loss on early extinguishment of debt . . . . . .            -            -          200         200         440
       Other  . . . . . . . . . . . . . . . . . . . . .            -            -            -          39         323
                                                            --------     --------     --------    --------    --------
                                                               3,030        6,185        9,394       4,025      13,303

   Changes in working capital items relating to
         operations:
       Accrued production receivable  . . . . . . . . .         (586)        (986)      (1,303)       (481)     (3,096)
       Trade and other receivables  . . . . . . . . . .         (260)        (124)        (168)       (261)       (702)
       Accounts payable and accrued liabilities . . . .        2,742        1,842       (1,170)       (664)      8,082
                                                            --------     --------     --------    --------    --------

NET CASH FLOW PROVIDED BY OPERATIONS  . . . . . . . . .        4,926        6,917        6,753       2,619      17,587
                                                            --------     --------     --------    --------    --------

CASH FLOW USED FOR INVESTING ACTIVITIES:
       Oil and natural gas expenditures . . . . . . . .       (9,779)     (10,297)     (11,761)     (4,001)    (12,759)
       Acquisition of oil and natural gas properties  .      (20,076)      (6,606)     (16,763)     (6,505)    (47,974)
       Proceeds on disposal of Canadian properties  . .        3,129            -            -           -           -
       Net purchases of other assets  . . . . . . . . .         (157)        (122)        (560)       (227)       (754)
       Acquisition of subsidiary, net of cash acquired             -            -            -           -         209
                                                            --------     --------     --------    --------    --------

NET CASH USED FOR INVESTING ACTIVITIES  . . . . . . . .      (26,883)     (17,025)     (29,084)    (10,733)    (61,278)
                                                            --------     --------     --------    --------    --------

CASH FLOW FROM FINANCING ACTIVITIES:
       Bank borrowings  . . . . . . . . . . . . . . . .        7,600        9,835       19,350       5,750      39,900
       Bank repayments  . . . . . . . . . . . . . . . .            -       (2,485)     (34,200)     (2,100)          -
       Issuance of subordinated debt  . . . . . . . . .            -        1,451        1,772       1,772           -
       Issuance of common stock . . . . . . . . . . . .       15,148          367       26,825       2,460         796
       Issuance of preferred stock  . . . . . . . . . .            -            -       15,000           -           -
       Costs of debt financing  . . . . . . . . . . . .         (251)        (122)        (493)       (269)       (378)
       Other  . . . . . . . . . . . . . . . . . . . . .          277           62          (82)        (36)        (95)
                                                            --------     --------     --------    --------    --------

NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . .       22,774        9,108       28,172       7,577      40,223
                                                            --------     --------     --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  .          817       (1,000)       5,841        (537)     (3,468)
Cash and cash equivalents at beginning of year  . . . .          895        1,712          712         712       6,553
                                                            --------     --------     --------    --------    --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD  . . . . . .     $  1,712     $    712     $  6,553    $    175    $  3,085
                                                            ========     ========     ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid during the period for interest  . . .     $     64     $  1,027     $  2,127    $  1,009    $    271

SUPPLEMENTAL DISCLOSURE OF financing activities:
        Conversion of subordinated debt to common stock            -            -            -           -    $    366
        Assumption of liabilities in acquisition  . . .            -            -            -           -       1,321





                See Notes to Consolidated Financial Statements.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 (Dollar amounts in thousands of U.S. dollars)

                                                            Common Shares
                                                            (no par value)
                                                       ------------------------
                                                                                       Retained
                                                         Shares         Amount         Earnings         Total
                                                       ----------       -------        --------        -------
BALANCE - JANUARY 1, 1993                               7,579,460        $7,724           $(175)        $7,549


Issued pursuant to employee stock option plan . . . .     552,375         1,033               -          1,033
Private placement of Special Warrants exchanged . . .   1,885,000         5,866               -          5,866
Private placement of Special Warrants exchanged . . .   1,000,000         4,356               -          4,356
Private placement of Special Warrants exchanged . . .   1,400,000         3,893               -          3,893
Net income  . . . . . . . . . . . . . . . . . . . . .           -             -           1,735          1,735
                                                       ----------       -------          ------        -------

BALANCE - DECEMBER 31, 1993                            12,416,835        22,872           1,560         24,432
                                                       ----------       -------          ------        -------


Issued pursuant to employee stock option plan . . . .     192,500           367               -            367
Net income  . . . . . . . . . . . . . . . . . . . . .           -             -           1,163          1,163
                                                       ----------       -------          ------        -------

BALANCE - DECEMBER 31, 1994                            12,609,335        23,239           2,723         25,962
                                                       ----------       -------          ------        -------

Issued pursuant to employee stock option plan . . . .      20,000            54               -             54
Private placement of Special Warrants exchanged . . .   1,228,285         2,314               -          2,314
Private placement of common shares  . . . . . . . . .   8,999,999        24,457               -         24,457
Net income  . . . . . . . . . . . . . . . . . . . . .           -             -             714            714
                                                       ----------       -------          ------        -------


BALANCE - DECEMBER 31, 1995                            22,857,619        50,064           3,437         53,501
                                                       ----------       -------          ------        -------

(UNAUDITED)

Issued pursuant to employee stock option plan . . . .     251,500           656               -            656
Issued pursuant to employee stock purchase plan . . .      30,311           140               -            140
Conversion of subordinated debt . . . . . . . . . . .     125,000           366               -            366
Net income  . . . . . . . . . . . . . . . . . . . . .           -             -           2,595          2,595
                                                       ----------       -------          ------        -------


BALANCE - JUNE 30, 1996 (UNAUDITED)                    23,264,430       $51,226          $6,032        $57,258
                                                       ==========       =======          ======        =======





                 See Notes to Consolidated Financial Statements

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

The Company's operating activities are related to exploration, development and production of oil and natural gas in the United States. All of the Canadian operations were sold effective September 1, 1993.

The Company's name was changed on June 7, 1994, from Canadian Newscope Resources Inc. to Newscope Resources Ltd. and again on December 21, 1995 to Denbury Resources Inc.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Denbury Holdings Ltd., Denbury Management, Inc. and Denbury Marine L.L.C. and the Company's equity in the operation of its 50% owned subsidiary, Brymore Energy Corporation ("Brymore"). The Company acquired the remaining 50% of Brymore effective May 1, 1996 and began consolidating all of Brymore as of that date.

OIL AND NATURAL GAS OPERATIONS

A) CAPITALIZED COSTS
The Company follows the full-cost method of accounting for oil and natural gas properties. Under this method, all costs related to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in a single cost center representing the Company's activities undertaken exclusively in the United States. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administrative expenses directly related to exploration and development activities. Proceeds received from disposals are credited against accumulated costs except when the sale represents a significant disposal of reserves in which case a gain or loss is recognized.

B) DEPLETION AND DEPRECIATION
The costs capitalized, including production equipment, are depleted or depreciated on the unit-of-production method, based on proved oil and natural gas reserves as determined by independent petroleum engineers. Oil and natural gas reserves are converted to equivalent units based upon the relative energy content which is six thousand cubic feet of natural gas to one barrel of crude oil.

C) SITE RECLAMATION
Estimated future costs of well abandonment and site reclamation, including the removal of production facilities at the end of their useful life, are provided for on a unit-of-production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, valued at year-end prices and in accordance with the current legislation and industry practice. The annual provision for future site reclamation costs is included in depletion and depreciation expense.

D) CEILING TEST
The capitalized costs less accumulated depletion, depreciation and deferred taxes are limited to an amount which is not greater than the estimated future net revenue from proved reserves using period-end prices less estimated future site restoration and abandonment costs, future production-related general and administrative expenses, financing costs and income taxes, plus the cost (net of impairments) of undeveloped properties.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

E) JOINT INTEREST OPERATIONS
Substantially all of the Company's oil and natural gas exploration and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

FOREIGN CURRENCY TRANSLATION

Since 1993 when the Company sold its Canadian oil and natural gas properties, virtually all of the Company's assets are located in the United States. These assets and the United States operations are accounted for and reported in U.S. dollars and no translation is necessary. The minor amount of Canadian assets and liabilities is translated to U.S. dollars using year-end exchange rates and any Canadian operations, which are principally minor administrative and interest expenses, are translated using the historical exchange rate.

EARNINGS PER SHARE

Net income per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of shares of common stock outstanding. The stock options, warrants, convertible debt and the conversion of the Convertible First Preferred Shares, Series A ("Convertible Preferred") were anti-dilutive or immaterial and were not included in the calculation of earnings per share.

STATEMENT OF CASH FLOWS

For purposes of the Statement of Cash Flows, cash equivalents include time deposits, certificates of deposit and all liquid debt instruments with original maturities of three months or less.

REVENUE RECOGNITION

The Company follows the "sales method" of accounting for its oil and natural gas revenue whereby the Company recognizes sales revenue on all oil or natural gas sold to its purchasers, regardless of whether the sales are proportionate to the Company's ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. As of December 31, 1995 and June 30, 1996, the Company's aggregate oil and natural gas imbalances were not material to its financial statements.

The Company recognizes revenue and expenses of purchased producing properties commencing from the closing or agreement date, at which time the Company also assumes control.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's product price hedging activities are described in Note 6 to the consolidated financial statements. Credit risk relating to these hedges is minimal because of the credit risk standards required for counter-parties and monthly settlements. The Company has entered into hedging contracts with only large and financially strong companies.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade and accrued production receivables. The Company's cash equivalents and short-term investments represent high-quality securities placed with various investment grade institutions. This investment practice limits the Company's exposure to concentrations of credit risk. The Company's trade and accrued production receivables are dispersed among various customers and purchasers; therefore, concentrations of credit risk are limited. Also, the Company's more significant purchasers are large companies with excellent credit ratings. If customers are considered a credit risk, letters of credit are the primary security obtained to support lines of credit.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities, revenues and expenses as of and for the reporting period. Estimates and assumptions are also required in the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from such estimates.

INTERIM FINANCIAL DATA

In the opinion of management, the accompanying unaudited consolidated financial statements contain all the adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 1996, and the results of operations and changes in financial position for the six months ended June 30, 1996 and 1995.

2.  PROPERTY AND EQUIPMENT

UNEVALUATED OIL AND NATURAL GAS PROPERTIES EXCLUDED FROM DEPLETION

Under full cost accounting, the Company may exclude certain unevaluated costs from the amortization base pending determination of whether proved reserves have been discovered or impairment has occurred. A summary of the unevaluated properties excluded from oil and natural gas properties being amortized at June 30, 1996, December 31, 1995 and 1994 and the year in which they were incurred follows:

                                                     December 31, 1994                            December 31, 1995
                                           -------------------------------------      ---------------------------------------
                                                  Incurred In                                    Incurred In
                                           -------------------------                  -----------------------------
                                           1992     1993       1994       Total        1993        1994       1995      Total
                                           ----    ------     ------      ------      ------      ------     ------     ------
                                                                              (Amounts in thousands)
        Property acquisition cost. . .      $11    $3,696     $1,230      $4,937      $1,151      $1,230     $2,909     $5,290
        Exploration costs. . . . . . .                128      1,186       1,314           -       1,146        649      1,795
                                            ---    ------     ------      ------      ------      ------     ------     ------
            Total. . . . . . . . . . .      $11    $3,824     $2,416      $6,251      $1,151      $2,376     $3,558     $7,085
                                            ===    ======     ======      ======      ======      ======     ======     ======

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)


                                                           June 30, 1996
                                                -----------------------------------
                                                            (Unaudited)
                                                            Incurred In
                                                -----------------------------------
                                                 1994          1995          1996          Total
                                                ------        ------        ------         ------
                                                      (Amounts in thousands)
                 Property acquisition cost .    $  606        $  590        $2,379         $3,575
                 Exploration costs . . . . .     1,101           581         1,314          2,996
                                                ------        ------        ------         ------
                     Total . . . . . . . . .    $1,707        $1,171        $3,693         $6,571
                                                ======        ======        ======         ======


Costs are transferred into the amortization base on an ongoing basis as the projects are evaluated and proved reserves established or impairment determined. Pending determination of proved reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

General and administrative costs that directly relate to exploration and development activities that were capitalized during the period totaled $516,000 and $260,000 for the six months ended June 30, 1996 and 1995, respectively, and $630,000, $480,000 and $480,000 for the years ended December 31, 1995, 1994 and
1993, respectively.

Amortization per BOE was $6.10, $5.22, $4.03 and $4.36 for the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.

3. NOTES PAYABLE AND LONG-TERM INDEBTEDNESS

                                                 December 31,
                                          -----------------------          June 30,
                                            1994            1995             1996
                                          --------         ------          --------
                                                  (Amounts in thousands)
                                                                         (Unaudited)
Senior bank loan  . . . . . . . . .       $14,950         $  100          $40,000
Convertible debentures  . . . . . .         1,426          3,296            2,930
Other notes payable . . . . . . . .           338            255              159
                                          -------         ------          -------
                                           16,714          3,651           43,089
Less portion due within one year  .           178            177              125
                                          -------         ------          -------
         Total long-term debt . . .       $16,536         $3,474          $42,964
                                          =======         ======          =======

BANKS

On May 5, 1995, the Company refinanced and on November 14, 1995 amended its revolving credit facility with a new lender, ING Capital Corporation, expanding its credit line to $25,000,000 from $15,000,000. The new credit facility, denominated in U.S. dollars, is a senior secured one-year revolving facility converting to a four year term loan in April 1996, unless renewed or extended. The total outstanding principal balance may at no time exceed a borrowing base as determined semi-annually by the lender and is secured by all of the Company's current and future oil and natural gas properties. Interest is payable at the Company's option at the bank prime base rate plus 1% or the LIBOR rate plus 2.75%. The credit facility also has certain other restrictions, including: (i) a requirement to maintain

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

positive working capital, (ii) a minimum equity balance of $25 million after certain adjustments, (iii) a prohibition on the payment of dividends, (iv) a maximum of $2 million per year on general and administrative expenses and (v) a prohibition of most other debt and corporate guarantees. As of December 31, 1995, the Company had $100,000 outstanding on the line of credit, with an available borrowing base of $25 million.

On May 30, 1996, the Company refinanced its revolving credit facility with NationsBank of Texas as agent. See Note 11 for additional disclosures.

SUBORDINATED DEBT

On March 23, 1994, Denbury issued Cdn. $2,000,000 principal amount of unsecured convertible debentures. The debentures are due in five years, have an interest rate of 6 3/4% per annum, and are convertible at any time by the holders into Common Shares at a conversion price of Cdn. $4.00 per Common Share. Under certain conditions after July 15, 1996, the Company has the right to require an early redemption.

On January 17, 1995, Denbury issued Cdn. $2,500,000 principal amount of unsecured convertible debentures. The debentures are due in five years, have an interest rate of 9 1/2% per annum, and are convertible at any time by the holders into Common Shares at a conversion price of Cdn. $4.05 per Common Share. Under certain conditions after April 13, 1997, the Company has the right to require an early redemption.

Indebtedness Repayment Schedule

The Company's indebtedness is repayable as follows:

                                                                 As of December 31, 1995
                                               -------------------------------------------------------
                                                              Convertible     Other Notes
                                  Year         Bank Loan       Debentures       Payable          Total
                                  ----         ---------      -----------     ----------         -----
                                                                   (Amounts in thousands)
                                  1996            $ 25         $     -          $152            $  177
                                  1997              33               -            79               112
                                  1998              33               -            22                55
                                  1999               9           1,465             2             1,476
                                  2000               -           1,831             -             1,831
                                                  ----          ------          ----            ------
                                                  $100          $3,296          $255            $3,651
                                                  ====          ======          ====            ======

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)


                                         As of June 30, 1996
                      --------------------------------------------------------
                                             (Unaudited)
                                     Convertible     Other Notes
         Year         Bank Loan       Debentures       Payable          Total
         ----         ---------      -----------     -----------       -------
                                  (Amounts in thousands)
         1996          $     -          $    -          $ 56           $    56
         1997                -               -            79                79
         1998            6,667               -            22             6,689
         1999           13,333           1,099             2            14,434
         2000           13,333           1,831             -            15,164
         2001            6,667               -             -             6,667
                       -------          ------          ----           -------
                       $40,000          $2,930          $159           $43,089
                       =======          ======          ====           =======


4. INCOME TAXES

The Company's tax provision is as follows:

                                                                      Six Months Ended
                                 Year Ended December 31,                  June 30,
                             ------------------------------           ----------------
                             1993         1994         1995           1995        1996
                             ----         ----         ----           ----        ----
                                             (Amounts in thousands)
                                                                        (Unaudited)
      Deferred
         Federal  . .         $345         $718         $367           $242      $1,804
         State  . . .            -            -            -              -           -
                              ----         ----         ----           ----      ------
      Total . . . . .         $345         $718         $367           $242      $1,804
                              ====         ====         ====           ====      ======

Income tax expense for the year varies from the amount that would result from applying Canadian federal and provincial tax rates to income before income taxes as follows:

                                                                                        Six Months Ended
                                                   Year Ended December 31,                  June 30,
                                                ----------------------------            ----------------
                                                1993        1994        1995            1995        1996
                                                ----        ----        ----            ----        ----
                                                               (Amounts in thousands)
                                                                                         (Unaudited)
Deferred income tax provision calculated
         using the Canadian federal and
         provincial statutory combined
         tax rate of 44.34% . . . . . .         $922        $834        $479            $315      $2,287
Decrease resulting from:
Effect of lower income tax rates
         on United States income  . . .         (105)       (116)       (112)            (73)       (483)
Utilization of prior years' losses. . .         (472)          -           -               -           -
                                                ----        ----        ----            ----      ------
                                                $345        $718        $367            $242      $1,804
                                                ====        ====        ====            ====      ======

The Company at December 31, 1995 had net operating loss carryforwards for U.S. tax purposes of approximately $12,366,000 and approximately $10,875,000 for alternative minimum tax purposes. The net operating losses are scheduled to expire as follows:

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)


                             Income        Alternative
              Year            Tax          Minimum Tax
              ----           ------        -----------
                              (Amounts in thousands)
              2005           $   39          $    -
              2006               11               -
              2007            1,358             599
              2008            5,016           4,889
              2009            3,377           2,868
              2010            2,565           2,519

5.  SHAREHOLDERS' EQUITY

AUTHORIZED

The Company is authorized to issue an unlimited number of Common Shares with no par value, First Preferred Shares and Second Preferred Shares. The preferred shares may be issued in one or more series with rights and conditions as determined by the Directors.

COMMON STOCK

Each Common Share entitles the holder thereof to one vote on all matters on which holders are permitted to vote. The Texas Pacific Group ("TPG") was granted a right of first refusal in the private placement (see below), to maintain proportionate ownership. No stockholder has any right to convert common stock into other securities. The holders of shares of common stock are entitled to dividends when and if declared by the Board of Directors from funds legally available therefore and, upon liquidation, to a pro rata share in any distribution to stockholders, subject to prior rights of the holders of the preferred stock. The Company is restricted from declaring or paying any cash dividend on the Common Stock by its bank loan agreements.

CONVERTIBLE DEBENTURES

The Company has reserved 1,117,284 Common Shares for issuance upon the conversion of Convertible Debentures which have been issued (See Note 3).

PRIVATE PLACEMENT OF SECURITIES

In December 1995, the Company closed a $40 million private placement of securities with partnerships that are affiliated with the Texas Pacific Group ("TPG Placement"). The TPG Placement was comprised of: (i) 8.333 million common shares issued at $2.925 per share, (ii) 1.25 million warrants at a price of $0.50 per warrant entitling the holder to purchase 1.25 million common shares at $3.70 per share and (iii) 1.5 million shares of $10 stated value Convertible First Preferred Shares, Series A ("Convertible Preferred"). The Convertible Preferred shares are initially convertible at $3.70 of stated value per common share with such conversion rate declining 2.5% per quarter. The shares also have a mandatory redemption at a 63.86% premium at December 21, 2000, but also provide that the Company can cause a mandatory conversion after January 1, 1999 if the price of the Common Stock exceeds $5.00 per share for a period of 40 consecutive trading days. The Convertible Preferred do not have any cash or other stated

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

dividend requirements although the Company is making an accrual each year to account for the mandatory redemption premium quarterly accretion. This accrual correspondingly reduces the net income available to the common shareholders and is considered in the Company's primary earnings per share calculation. The Company may also force conversion of the warrants after December 21, 1997, if the price of the Common Stock exceeds $5.00 per share for a period of 40 consecutive trading days. See Note 11 "Subsequent Events" concerning a special meeting of shareholders to modify the terms of the Convertible Preferred.

In addition, for a period of two years TPG has certain "piggyback" registration rights which allow TPG to include all or part of the Common Shares acquired by TPG in any registration statement of the Company during that period. Furthermore, after the initial two years and until December 21, 2000, TPG may request and receive one demand registration whereby TPG may make a written request to the Company for registration, under the Securities Act of 1933, as amended, for the Common Shares acquired by TPG.

The TPG agreement provides that TPG shall have the right, but not the obligation, to maintain its pro rata ownership interest (after the assumed exercise of their warrants and Convertible Preferred) in the equity securities of the Company, in the event that the Company issues any additional equity securities or securities convertible into Common Shares of the Company, by purchasing additional shares of the Company on the same terms and conditions. However, this right expires should TPG's share holdings represent less than 20% of the outstanding Common Shares. TPG has waived its registration rights and right to maintain its pro rata ownership with regard to the Offering.

As part of the TPG Placement, Tortuga Investment Corp. was paid a financial advisor fee of 666,666 Common Shares of the Company. The sole shareholder of Tortuga Investment Corp. was appointed to the Board of Directors of the Company and elected Chairman upon the closing of the TPG Placement.

WARRANTS

At December 31, 1995, 300,000 warrants were outstanding at an exercise price of Cdn. $4.20 expiring on May 5, 2000 and 1,250,000 warrants were outstanding at an exercise price of U.S. $3.70 expiring on December 21, 1999. Each warrant entitles the holder thereof to purchase one Common Share at any time prior to the expiration date. The Company has the option after December 21, 1997, to require exercise of the 1,250,000 warrants if the weighted average trading price of the Common Stock exceeds $5.00 per share for a period of 40 consecutive trading days.

SPECIAL WARRANT ISSUES

On April 25, 1995, the Company issued 1,228,285 Special Warrants at a price of $2.35 (Cdn. $3.25) per Special Warrant for gross proceeds of $2,750,000 (58,072 Common Share Purchase Warrants were issued to Southcoast Capital Corporation, as placement agent, in partial payment of their fee). Costs of the issue were $436,000, resulting in net proceeds to the Company of approximately $2,314,000. Each Special Warrant was exchanged, at no additional cost, for one Common Share of Denbury on August 11, 1995.

On April 6, 1993, Denbury issued 1,885,000 Special Warrants at a price of Cdn. $4.25 per Special Warrant for gross and net proceeds of $6,348,000 and $5,866,000 respectively. On June 22, 1993, Denbury issued 1,000,000 Special Warrants at a price of Cdn. $6.00 per Special Warrant for gross and net proceeds of $4,693,000 and $4,356,000 respectively. On December 10, 1993, Denbury issued an additional 1,400,000 Special Warrants at a price of Cdn.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

$4.00 per Special Warrant for gross and net proceeds of $4,208,000 and $3,893,000 respectively. Each of these Special Warrants was exchanged, at no additional cost, for one Common Share resulting in the issue of 4,285,000 Common Shares.

STOCK OPTIONS AND STOCK PURCHASE PLAN

The Company maintains a Stock Option Plan which authorizes the grant of options of up to 2,100,000 of Common Shares. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Stock Option Committee of the Board. At December 31, 1995, a total of 1,463,850 options had been granted under the plan, of which 1,079,350 shares were exercisable as of that date. In February 1996, the Company also implemented a Stock Purchase Plan which authorizes the sale of up to 500,000 Common Shares to all full time employees with at least six months of service. Under the plan, the employees may contribute up to 10% of their base salary and the Company matches 75% of the employee contribution. The combined funds are used to purchase previously unissued Common Shares of the Company based on its current market value at the end of the each quarter. This plan is administered by the Stock Purchase Plan Committee of the Board.

         Following is a summary of stock option activity during the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996:

                                                                                                  Six Months
                                                           Year Ended December 31,                  Ended
                                                  -----------------------------------------        June 30,
Shares Under Option                                 1993             1994            1995            1996
- -------------------                               ---------       ---------       ---------       ---------
                                                                                                 (Unaudited)
Outstanding at beginning of year  . . . . . .       659,000       1,082,625       1,114,625       1,463,850
Granted . . . . . . . . . . . . . . . . . . .     1,001,000         277,500         549,000         888,000
Terminated  . . . . . . . . . . . . . . . . .       (25,000)        (53,000)       (179,775)        (13,500)
Exercised . . . . . . . . . . . . . . . . . .      (552,375)       (192,500)        (20,000)       (251,500)
Expired . . . . . . . . . . . . . . . . . . .             -               -               -               -
                                                  ---------       ---------       ---------       ---------
OUTSTANDING AT END OF PERIOD (EXERCISABLE AT
    $1.25 TO $5.68 PER SHARE) . . . . . . . .     1,082,625       1,114,625       1,463,850       2,086,850
                                                  =========       =========       =========       =========

6. PRODUCT PRICE HEDGING CONTRACTS

In October 1994, the Company entered into two financial contracts ("collars") to hedge 10,000 Mcf/d of natural gas production for calendar year 1995. The first natural gas contract for 8,000 Mcf/d of natural gas had a floor of $1.845 per MMBTU and a ceiling of $2.095 per MMBTU. The second natural gas contract was for 2,000 Mcf/d and had a floor of $1.775 per MMBTU and a ceiling of $1.885 per MMBTU. These contracts covered 75% of the Company's net revenue interest production in 1995 and increased oil and natural gas revenues by approximately $800,000 during such period.

In addition, in 1995 the Company entered into two swap contracts for oil. The first oil contract was for 500 Bbls/d of oil at a price of $17.79 per barrel of oil commencing on February 1, 1995, and ending on January 31, 1996. The second oil contract was also for 500 Bbls/d of oil at a price of $18.83, for the period commencing on April 12, 1995, and ending on December 30, 1995. These contracts covered 43% of the Company's net revenue interest production for 1995 and decreased oil and natural gas revenues by approximately $47,000 during such period.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

The Company does not have any hedge contracts in place as of September 12, 1996.

7. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for the rental of office space, office equipment, and vehicles. At June 30, 1996 and December 31, 1995, long-term commitments for these items require the following future minimum rental payments:

                    December 31,          June 30,
                        1995                1996
                    ------------          --------
                        (Amounts in thousands)
                                        (Unaudited)
   1996                 $304              $  320
   1997                  251                 428
   1998                  239                 409
   1999                   86                 166
   2000                    -                   -
                        ----              ------
                        $880              $1,323
                        ====              ======

The Company is subject to various possible contingencies which arise primarily from interpretation of federal and state laws and regulations affecting the oil and natural gas industry. Such contingencies include differing interpretations as to the prices at which oil and natural gas sales may be made, the prices at which royalty owners may be paid for production from their leases and other matters. Although management believes it has complied with the various laws and regulations, administrative rulings and interpretations thereof, adjustments could be required as new interpretations and regulations are issued. In addition, production rates, marketing and environmental matters are subject to regulation by various federal and state agencies.

The Company is not currently a party to any litigation which would have a material impact on its financial statements. However, due to the nature of its business, certain legal or administrative proceedings may arise in the ordinary course of its business.

8. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with GAAP in Canada. The primary difference between Canadian and U.S. GAAP affecting the Company's 1995 financial statements results from the fact that under U.S. GAAP the loss on early extinguishment of debt during 1995 would be an extraordinary item while under Canadian GAAP, it is not extraordinary.

Net income, net income per share and all balance sheet amounts for the year ended December 31, 1995 are not effected by the difference in GAAP; however, the net income before extraordinary items would be $846,000 ($0.06 per common share) as compared to the $714,000 ($0.05 per common share) as reported under Canadian GAAP.

The primary differences between Canadian and U.S. GAAP affecting the Company's 1996 consolidated financial statements relate to the presentation of the early extinguishment of debt and the imputed dividend on the Convertible

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

Preferred. During the first six months of 1996, the Company expensed $759,000 relating to the imputed preferred dividend, as required under Canadian GAAP. Under U.S. GAAP, this dividend would be deducted after net income to compute the net income attributable to the common shareholders. The Company also expensed its debt issue cost relating to the Company's prior bank credit
agreement with ING Capital Corporation totaling $440,000.   Under Canadian GAAP
this is an operating expense while under U.S. GAAP a loss on early extinguishment of debt is an extraordinary item. While net income per common share and all balance sheet accounts are not affected by these differences in GAAP, the net income for the first six months of 1996 under U.S. GAAP would be $3,354,000, while under Canadian GAAP the amount reported was $2,595,000.

In addition, the methodology for computing earnings per common share is not consistent between the two countries. However, for the first six months of 1996 the stock options, warrants, convertible debt, and the conversion of the Convertible Preferred were either anti-dilutive or immaterial and were not included in the earnings per share under either GAAP calculation. Therefore the difference in methodology had no effect on the earnings per common share reported in the Consolidated Financial Statements.

In 1995, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for fiscal years beginning after December 31, 1995 and requires companies to use recognized option pricing models to estimate the fair value of stock based compensation, including stock options. The Statement requires additional disclosures based on this fair value based method of accounting for an employee stock option and encourages, but does not require, companies to recognize the value of these stock option grants as additional compensation using the methodology of SFAS No. 123. The Company does not intend to recognize compensation expense as calculated under SFAS No. 123 in the future and intends to continue recognizing expense as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed under SFAS No. 123. As such, the adoption of SFAS No. 123 during 1996 will not have any effect on the Company's consolidated financial statements.

As of June 30, 1996, the Company has two stock-based compensation plans. In the stock purchase plan which was implemented on February 1, 1996, an employee can elect to contribute up to 10% of their base earnings. The Company matches 75% of these contributions and the combined funds are used to purchase previously unissued Common Shares based upon the current market price. The Company recognizes compensation expense for the 75% Company matching portion, which during the six months ended June 30, 1996 totaled $60,000.

The Company also has a stock option plan as more fully described in Note 5.
The Company applies APB Opinion No. 25 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on the fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

                                                                 Year Ended          Six Months
                                                                December 31,       Ended June 30,
                                                                    1995                1996
                                                               --------------      --------------
                                                                                     (Unaudited)
NET INCOME:
         As reported (thousands). . . . . . . . . . . . . . . .   $   714            $   2,595
         Pro forma (thousands)  . . . . . . . . . . . . . . . .       503                2,435
NET INCOME PER COMMON SHARE:
         As reported  . . . . . . . . . . . . . . . . . . . . .   $  0.05            $    0.11
         Pro forma  . . . . . . . . . . . . . . . . . . . . . .      0.04                 0.11

Stock options issued during period (thousands). . . . . . . . .       549                  888
Weighted average exercise price . . . . . . . . . . . . . . . .   $  2.95            $    4.32
Average per option compensation value of options granted (1). .      1.17                 1.44
Compensation cost (thousands) . . . . . . . . . . . . . . . . .       320                  243


(1) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions; expected volatility computed using, as of the date of grant, the prior three year monthly average of the Common Shares as listed on the TSE, which ranged from 37% to 67%; expected dividend yield - 0%; expected option term - 3 years, and risk-free rate of return as of the date of grant which ranged from 5.3% to 7.8%, based on the yield of five year U.S. treasury securities.

Deferred income taxes relate to temporary differences based on tax laws and statutory rates in effect at the December 31, 1994 and 1995 and June 30, 1996 balance sheet dates. At December 31, 1994, and 1995 and June 30, 1996, all deferred tax assets and liabilities were computed based on Canadian GAAP amounts and were noncurrent as follows:

                                                                 December 31,               June 30,
                                                          -------------------------       -----------
                                                              1994         1995               1996
                                                          ----------    -----------       -----------
                                                                   (Amounts in thousands)
                                                                                          (Unaudited)
Deferred tax assets:
         Loss carryforwards. . . . . . . . . . . . . . .  $  (3,332)    $ (4,205)         $  (5,380)
Deferred tax liabilities:
         Exploration and
         intangible development costs . . . . . . . . .       4,396        5,636              8,615
                                                          ---------     --------          ---------
Net deferred tax liability  . . . . . . . . . . . . . .   $   1,064     $  1,431          $   3,235
                                                          =========     ========          =========

9. SUPPLEMENTAL INFORMATION

GEOGRAPHIC SEGMENTS

During 1993, the Company had $618,000 of oil and natural gas sales in Canada and generated $1,065,000 of net income in Canada, including the gain on sale of Canadian properties of $966,000. All Canadian oil and natural gas properties were disposed of in 1993 and thus, all of the Company's operations are now in the United States.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)


SIGNIFICANT OIL AND NATURAL GAS PURCHASERS

Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. The loss of any purchaser would not be expected to have a material adverse effect upon operations. For the period ended December 31, 1995, the Company sold 10% or more of its net production of oil and natural gas to the following purchasers: Natural Gas Clearinghouse (21%), Amerada Hess (20%), Conoco, Inc. (12%), and Brymore Energy Corp. (12%).

COSTS INCURRED

The following table summarizes costs incurred in oil and natural gas property acquisition, exploration and development activities. Property acquisition costs are those costs incurred to purchase, lease, or otherwise acquire property, including both undeveloped leasehold and the purchase of revenues in place. Exploration costs include costs of identifying areas that may warrant examination and in examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering, and storing the oil and natural gas.

Costs incurred in oil and natural gas activities for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 are as follows:


                                                                     Six Months
                               Year Ended December 31,                  Ended
                          -------------------------------------        June 30,
                           1993          1994           1995            1996
                          -------      --------       ---------     ------------
                                (Amounts in thousands)               (Unaudited)

Property acquisition      $21,604       $6,736         $17,198         $48,179
Exploration . . . .           608        1,796           1,687           1,841
Development . . . .         7,643        8,371           9,639          10,713
                          -------      -------         -------         -------
                          $29,855      $16,903         $28,524         $60,733
                          =======      =======         =======         =======

PROPERTY ACQUISITIONS

In November 1995, the Company closed on an acquisition of seven producing wells and certain non-producing leases in the Gibson/Humphreys fields of Terrebonne Parish, Louisiana for approximately $10.2 million.

The 1995 acquisition was accounted for under purchase accounting and the results of operations were consolidated beginning October 1, 1995. Unaudited pro forma results of operations of the Company as if the acquisition had occurred at the beginning of each respective period are as follows:

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)


                                              Pro Forma
                                       Year Ended December 31,
                                       -----------------------
                                              (Unaudited)
                                           1994         1995
                                         --------      -------
                               (in thousands except per share amounts)
Revenues  . . . . . . . . .              $14,587     $22,235
Net income  . . . . . . . .                  767         587
Net income per
  common share  . . . . . .                 0.06        0.04


In computing the pro forma results, depreciation, depletion and amortization expense was computed using the units of production method, and an adjustment was made to interest expense reflecting that bank debt that was required to fund the acquisition.

No additional general and administrative expense was expected as the Company could absorb these operations without additional personnel.

The following represents the revenues and direct operating expenses attributable to the net interest acquired in the Gibson/Humphreys field by the Company and are presented on the full cost accrual basis of accounting. Depreciation, depletion, and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by the Company.

                                                              For the Years Ended
                                                                  December 31,
                                                             ---------------------
                                                              1994          1995
                                                             -------       -------
                                                            (Amounts in thousands)
Revenues:
      Oil, natural gas and related product sales  . . .      $ 1,872       $ 2,849
                                                             -------       -------
Direct operating expenses:
       Lease operating expense  . . . . . . . . . . . .          495           420
       Severance and property taxes . . . . . . . . . .           87           154
                                                             -------       -------
                                                                 582           574
                                                             -------       -------
Excess of revenues over direct operating expenses . . .      $ 1,290       $ 2,275
                                                             =======       =======

See Note 11 for additional property acquisition disclosures.

10.  SUPPLEMENTAL RESERVE INFORMATION (UNAUDITED)

Net proved oil and natural gas reserve estimates as of July 1, 1996 and December 31, 1995 were prepared by Netherland & Sewell and the net oil and natural gas reserve estimates as of December 31, 1994 and 1993 were prepared by The Scotia Group, Inc., both independent petroleum engineers located in Dallas, Texas. The reserves were prepared in accordance with guidelines established by the Securities and Exchange Commission and accordingly,

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the reserve report date were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract prices including fixed and determinable escalations were used for the duration of the contract, and thereafter the last contract price was used. Operating costs, production and ad valorem taxes and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. Moreover, the present values should not be construed as the current market value of the Company's oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. All of the reserves are located in the United States.

ESTIMATED QUANTITIES OF RESERVES

                                                                 Year Ended December 31,                     Six Months Ended
                                                -------------------------------------------------------           June 30,
                                                       1993               1994               1995                  1996
                                                ----------------    ----------------   ----------------     -----------------
                                                 Oil        Gas      Oil       Gas       Oil      Gas        Oil         Gas
                                                (Mbbl)    (MMcf)    (Mbbl)    (MMcf)    (Mbbl)   (MMcf)     (Mbbl)     (MMcf)
                                                -----     ------    ------    ------    ------   ------     ------     ------
BALANCE BEGINNING OF YEAR . . . . . . . . . .     565     2,383    3,583     13,029      4,230    42,047      6,292    48,116
         Revisions of previous estimates  . .    (254)      234      (48)     2,827        830    (1,620)      (259)     (238)
         Extensions, discoveries and other
                 additions  . . . . . . . . .     299       -        640     14,978        732       -           10     3,134
         Production . . . . . . . . . . . . .    (272)     (673)    (489)    (3,326)      (728)   (4,844)      (527)   (4,098)
         Acquisition of minerals in place . .   3,245    11,084      544     14,539      1,228    12,533      6,209    18,893
                                                -----    ------    -----     ------      -----    ------     ------    ------
BALANCE AT END OF PERIOD  . . . . . . . . . .   3,583    13,029    4,230     42,047      6,292    48,116     11,725    65,807
                                                =====    ======    =====     ======      =====    ======     ======    ======
PROVED DEVELOPED RESERVES:
         Balance at beginning of year . . . .     425     1,755    3,418     12,303      3,755    35,578      5,290    34,894
         Balance at end of period . . . . . .   3,418    12,303    3,755     35,578      5,290    34,894     10,439    58,052

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND
CHANGES THEREIN RELATING TO PROVED OIL AND NATURAL GAS RESERVES

The Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Natural Gas Reserves ("Standardized Measure") does not purport to present the fair market value of the Company's oil and natural gas properties. An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proved reserves, the value of probable reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revision.

Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved oil and natural gas properties. Tax credits and net operating loss carry forwards were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)



                                                                                    December 31,
                                                                       -------------------------------------     July 1,
                                                                         1993         1994           1995         1996
                                                                       -------      --------       ---------    --------
                                                                                  (Amounts in thousands)
Future cash inflows . . . . . . . . . . . . . . . . . . . . . . . .    $ 67,279     $ 126,129    $ 214,932     $ 392,385
Future production costs . . . . . . . . . . . . . . . . . . . . . .     (20,587)      (35,069)     (56,323)     (105,280)
Future development costs  . . . . . . . . . . . . . . . . . . . . .      (3,408)       (7,369)     (16,154)      (24,117)
                                                                       --------      --------    ---------     ---------
Future net cash flows before taxes  . . . . . . . . . . . . . . . .      43,284        83,691      142,455       262,988
 10% annual discount for estimated timing of cash flows . . . . . .     (14,646)      (31,000)     (45,490)      (87,733)
                                                                       --------      --------    ---------     ---------
Discounted future net cash flows before taxes . . . . . . . . . . .      28,638        52,691       96,965       175,255
Discounted future income taxes  . . . . . . . . . . . . . . . . . .        (173)       (5,763)     (15,801)      (25,095)
                                                                       --------      --------    ---------     ---------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS  . . . . .    $ 28,465      $ 46,928    $  81,164     $ 150,160
                                                                       ========      ========    =========     =========


The following table sets forth an analysis of changes in the Standardized Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:

                                                                                                                  For the Six
                                                                            For the Year Ended December 31,          Months
                                                                         -------------------------------------    Ended June 30,
                                                                          1993          1994           1995           1996
                                                                         -------      --------       ---------   ---------------
                                                                                        (Amounts in thousands)
Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  4,584     $ 28,465       $ 46,928       $  81,164
Sales of oil and natural gas produced, net of production costs. . . . .     (3,801)      (8,383)       (13,243)        (15,300)
Net changes in sales prices . . . . . . . . . . . . . . . . . . . . . .       (937)         863         23,037          20,556
Extensions and discoveries, less applicable future
     development and production costs . . . . . . . . . . . . . . . . .        579       13,416          1,926           2,239
Previously estimated development costs incurred . . . . . . . . . . . .        709        2,492          2,193           3,331
Revisions of previous estimates, including revised
     estimates of development costs,
     reserves and rates of production . . . . . . . . . . . . . . . . .       (996)      (2,914)         3,958          (3,975)
Accretion of discount . . . . . . . . . . . . . . . . . . . . . . . . .        458        2,847          4,693           4,058
Purchase of minerals in place . . . . . . . . . . . . . . . . . . . . .     27,304       15,732         21,710          67,381
Net change in income taxes  . . . . . . . . . . . . . . . . . . . . . .        565       (5,590)       (10,038)         (9,294)
                                                                          --------     --------       --------       ---------
End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 28,465     $ 46,928       $ 81,164       $ 150,160
                                                                          ========     ========       ========       =========

11.  SUBSEQUENT EVENTS (UNAUDITED)

During April 1996, the Company closed an acquisition of additional working interests in five Mississippi oil and natural gas properties in which the Company already owns an interest, plus certain overriding royalty interests in other areas for approximately $7.5 million. The properties were acquired from Ottawa Energy, Inc., a subsidiary of Highridge Exploration Ltd.

On April 17, 1996, Denbury entered into a purchase and sale agreement with Amerada Hess Corporation to purchase producing oil and natural gas properties in Mississippi, Louisiana and Alabama, plus certain overriding royalty interests in Ohio, for approximately $37.2 million. The acquisition included 439 wells (110 net working interest wells), of which 129 wells are Company operated with the balance consisting of 124 non-operated working interest wells and 186 royalty interests wells. Of the 439 total acquired wells, 37 operated, 37 non-operated and 21 royalty interest wells are currently non-producing. The Company funded this acquisition with bank financing from a new credit facility and closed this transaction during June 1996.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

These two acquisitions were accounted for under purchase accounting and the results of operations were consolidated during the second quarter of 1996. Pro forma results of operations of the Company as if the acquisitions had occurred at the beginning of each respective period are as follows:

                                                             Six Months Ended
                                         Year Ended              June 30,
                                         December 31,     ----------------------
                                            1995            1995          1996
                                        -------------     --------      --------
                                        (In thousands, except per share amounts)
Revenues  . . . . . . . . . . . .       $ 41,273         $ 18,913       $ 28,698
Net income  . . . . . . . . . . .            899              878          3,516
Net income per common share . . .           0.07             0.07           0.15

In order to fund these two acquisitions and also to generally improve the terms and increase the size of its existing credit facility, the Company has entered into a new $150 million credit facility with NationsBank of Texas ("NationsBank"). This refinancing closed on May 31, 1996 and has a borrowing base as of September 12, 1996 of $53 million. NationsBank is the agent bank and the facility includes two other banks. The credit facility is a two year revolving credit facility that converts to a three year term loan in May 1998, unless renewed or extended. The credit facility is secured by virtually all the Company's oil and natural gas properties and interest is payable at either the bank's prime rate or, depending on the percentage of the borrowing base that is outstanding, ranging from LIBOR plus 7/8% to LIBOR plus 1 3/8%. This credit facility also has several restrictions including, among others: (i) a prohibition on the payment of dividends, (ii) a requirement for a minimum equity balance, (iii) a requirement to maintain positive working capital as defined, and (iv) a prohibition of most debt and corporate guarantees.

At a meeting of the Board of Directors of the Company on May 16, 1996, the Company's Stock Option Plan was amended to increase the number of option shares authorized to be issued under the Plan from 2,000,000 to 2,500,000. This amendment is subject to shareholder and regulatory approval.

On July 31, 1996, the Company issued 375,000 Common Shares for the conversion of the remaining 6 3/4% Convertible Debentures of the Company and on August 27, 1996, issued 150,000 Common Shares for the exercise of 150,000 Cdn. $4.20 warrants.

In September 1996, the Company called a Special Meeting of the shareholders of the Company to be held on October 9, 1996 to consider and, if thought fit, pass three resolutions. The first resolution is to ratify and approve an amendment to the Articles of Continuance to consolidate the number of issued and outstanding Common Shares on the basis of one (1) Common Share for each two (2) Common Shares outstanding. The second resolution is to ratify and approve an amendment to the Articles of Continuance which governs the conversion provision attaching to the Convertible Preferred Shares which will give the Company the right to require the holders of the Preferred Shares to convert their Preferred Shares into Common Shares at any time, provided that the conversion rate in effect as of January 1, 1999 will be used for any required conversion prior to that date. Prior to this Preferred Amendment, the Company could not require a conversion of these Preferred Shares prior to January 1, 1999. If approved by the shareholders and subject to, and simultaneously with, the completion of this Offering, the Company plans to require a conversion, thereby increasing the number of Common Shares of the Company by 5,632,745 and eliminating the outstanding Preferred Shares.

                    DENBURY RESOURCES INC. AND SUBSIDIARIES

      YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR THE SIX MONTHS
                    ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)

The third resolution is to provide for the Company to issue Common Shares at an issue price of Cdn. $7.36 per share in payment of the interest that would be due on the 9 1/2% Convertible Debentures from the conversion date (following shareholders approval of the resolution) through and including April 13, 1997, if the holders of the debentures convert their debentures into Common Shares prior to April 13, 1997. If approved, the Company would issue a total of 15,915 Common Shares for the interim interest, assuming an approval date and conversion as of October 15, 1996, plus an additional 617,284 Common Shares which would be issued for the principal amount in accordance with the existing terms of the debentures.

UNAUDITED QUARTERLY INFORMATION

The following table presents unaudited summary financial information on a quarterly basis for 1994 and 1995 and the first two quarters of 1996 (in thousands except per share amounts).

- ------------------------------------------------------------------------------------------------------
1994                                    March 31          June 30          Sept. 30          Dec. 31
- ------------------------------------------------------------------------------------------------------
Revenues                                $ 2,574          $  2,951         $   3,400          $  3,790
Expenses                                  2,011             2,351             2,829             3,643
Net income                                  365               369               350                79
Net income per share                       0.03              0.03              0.03              0.00
Cash flow from operations (a)             1,361             1,514             1,665             1,645

- ------------------------------------------------------------------------------------------------------
1995                                    March 31          June 30          Sept. 30          Dec. 31
- ------------------------------------------------------------------------------------------------------
Revenues                                $ 4,381          $  4,636         $   4,841          $  6,251
Expenses                                  3,723             4,583             4,554             6,168
Net income                                  435                35               190                54
Net income per share                       0.04              0.00              0.01              0.00
Cash flow from operations (a)             2,112             1,913             2,234             3,135

- ------------------------------------------------------------------
1996                                    March 31          June 30
- ------------------------------------------------------------------
Revenues                                $ 9,092          $ 11,682
Expenses                                  6,767             9,608
Net income                                1,380             1,215
Net income per share                       0.06              0.05
Cash flow from operations (a)             6,065            13,303

(a)   Exclusive of the net change in non-cash working capital balances.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Denbury Resources Inc.


We have audited the accompanying statement of revenues and direct operating expenses attributable to certain oil and natural gas properties ("Ottawa Properties") (see Note 1) acquired by Denbury Resources Inc. for the year ended December 31, 1995. This statement is the responsibility of the management of Ottawa Energy, Inc., as operator of the properties. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The accompanying statement of revenues and direct operating expenses reflect the revenues and direct operating expenses attributable to the Ottawa Properties as described in Note 1 to the statement and is not intended to be a complete presentation of the revenues and expenses of the Ottawa Properties.

In our opinion, the accompanying statement presents fairly, in all material respects, the revenues and direct operating expenses described in Note 1 of the Ottawa Properties for the year ended December 31, 1995, in accordance with generally accepted accounting principles.


DELOITTE & TOUCHE


Chartered Accountants
Calgary, Alberta
April 9, 1996 (April 15, 1996 as to Note 1)

STATEMENT OF REVENUES AND
DIRECT OPERATING EXPENSES OF
OTTAWA PROPERTIES





                                                          For the Year
                                                             Ended
                                                          December 31,
                                                              1995
                                                          ------------
                                                           (amounts in
                                                            thousands)
Revenues:
      Oil, natural gas and related product sales. . . . .    $2,954

Direct operating expenses:
      Lease operating expense . . . . . . . . . . . . . .       659
                                                             ------

Excess of revenue over direct operating expenses. . . . .    $2,295
                                                             ======





        The accompanying notes are an integral part of these statements.

NOTES TO STATEMENT OF REVENUES
AND DIRECT OPERATING
EXPENSES OF OTTAWA PROPERTIES

1.  THE PROPERTIES

         The accompanying statements represent the revenues and direct operating expenses attributable to the net interest in producing wells and certain non-producing leases sold to Denbury Resources Inc. ("Denbury"), by Ottawa Energy, Inc. ("Ottawa") for approximately $8.0 million, before adjustments. Denbury closed on $5.6 million of the acquisition on April 15, 1996 and closed on the remainder at the end of April. The properties are located in the states of Texas, Louisiana, and Mississippi. A portion of the acquisition is subject to a preferential purchase right held by third parties. If the rights are exercised, approximately $65,000 will be deducted from the purchase price and the revenues during 1995 would be reduced by approximately $8,000.

2.  BASIS OF PRESENTATION

         Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented, as such information is neither readily available on an individual property basis nor meaningful for the properties acquired because the entire acquisition cost is being assigned to oil and natural gas properties. Accordingly, these statements of revenue and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X. All of the statements and disclosures are stated in U.S. dollars.

         The accompanying statements of revenues and direct operating expenses represent Ottawa's net ownership interest in the properties acquired by Denbury and are presented on the full cost accrual basis of accounting. Depreciation, depletion, and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by Denbury.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of certain revenues and expenses as of and for the reporting period. Estimates and assumptions are also required in the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from such estimates.

3. CONTINGENT LIABILITIES

         Given the nature of the properties acquired and as stipulated in the purchase agreement, Denbury is subject to loss contingencies pursuant to existing or expected environmental laws, regulations, and leases covering the acquired properties.

4. OIL AND NATURAL GAS RESERVES INFORMATION (UNAUDITED)

         Unaudited reserve information as of December 31, 1994 and December 31, 1995 related to the properties being acquired is presented in the table below.

NOTES TO STATEMENT OF REVENUES
AND DIRECT OPERATING
EXPENSES OF OTTAWA PROPERTIES

                                                        Oil            Gas
         Oil and Natural Gas Reserve Quantities        (MBbl)         (MMCF)
         ------------------------------------------  --------       ---------
         Proved Developed and Undeveloped Reserves:
              December 31, 1994  . . . . . . . . .   1,049.2        3,228.0
                      Production . . . . . . . . .    (144.8)        (615.5)
                                                     -------        -------
              December 31, 1995  . . . . . . . . .     904.4        2,612.5
                                                     =======        =======
         Proved Developed Reserves:
              As of December 31, 1994  . . . . . .     514.5        3,228.0
              As of December 31, 1995  . . . . . .     743.3        2,612.5

         The standardized measure of discounted future net cash flows ("Standardized Measure") relating to oil and natural gas reserves being acquired is calculated in accordance with Statement of Financial Accounting Standards No. 69. The Standardized Measure has been prepared assuming year-end selling prices adjusted for future fixed and determinable contractual price changes, year-end development and production costs and a 10% annual discount rate. The reserves and the related Standardized Measure at December 31, 1995, derived from the July 1, 1996 oil and natural gas reserve report prepared by Netherland & Sewell, were adjusted for production during 1995 and, in addition, the Standardized Measure was also adjusted for price changes to derive reserves and the Standardized Measure as of December 31, 1994. The Standardized Measure is not a fair market value of the mineral interests purchased and the Standardized Measure presented for the proved oil and natural gas reserves does not purport to present the fair market value of oil and natural gas properties.

                                                                                December 31, 1995
                                                                              ----------------------
                                                                              (amounts in thousands)
Future cash inflows . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $21,593.7
Future production and development costs . . . . . . . . . . . . . . . . . . .       (5,381.4)
                                                                                   ---------
Future net cash flows undiscounted  . . . . . . . . . . . . . . . . . . . . .       16,212.4
10% Annual discount for estimated timing of cash flows  . . . . . . . . . . .       (5,149.8)
                                                                                   ---------
Discounted future net cash flows before taxes . . . . . . . . . . . . . . . .       11,062.6
Discounted future income taxes  . . . . . . . . . . . . . . . . . . . . . . .       (1,211.0)
                                                                                   ---------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS  . . . . . . . . . .      $ 9,851.6
                                                                                   =========

The following are principal sources of change in the standardized measure of discounted future net cash flows:

                                                           Year ended December 31,
                                                                    1995
                                                           -----------------------
                                                           (amounts in thousands)
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
AT BEGINNING OF PERIOD  . . . . . . . . . . . . . . . . .         $ 9,035.6

Changes resulting from:
      Net change in prices  . . . . . . . . . . . . . . .           2,548.6
      Sales of oil and natural gas produced . . . . . . .          (2,295.2)
      Net change in income taxes  . . . . . . . . . . . .            (420.0)
      Accretion of discount . . . . . . . . . . . . . . .             982.6
                                                                  ---------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS          $ 9,851.6
AT END OF PERIOD  . . . . . . . . . . . . . . . . . . . .         =========

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Denbury Resources Inc.


We have audited the accompanying statements of revenues and direct operating expenses attributable to certain oil and natural gas properties ("Amerada Hess Properties") (see Note 1) acquired by Denbury Resources Inc. for the years ended December 31, 1995, 1994 and 1993. These statements are the responsibility of the management of Amerada Hess Corporation, as owner of the properties. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and direct operating expenses reflect the revenues and direct operating expenses attributable to the Amerada Hess Properties as described in Note 1 to the statements and is not intended to be a complete presentation of the revenues and expenses of the Amerada Hess Properties.

In our opinion, the accompanying statements present fairly, in all material respects, the revenues and direct operating expenses of the Amerada Hess Properties described in Note 1 for the years ended December 31, 1995, 1994 and 1993 in accordance with generally accepted accounting principles.

DELOITTE & TOUCHE, LLP



Dallas, Texas
May 22, 1996  (June 21, 1996 as to Note 1)

STATEMENTS OF REVENUES AND
DIRECT OPERATING EXPENSES OF
AMERADA HESS PROPERTIES





                                             For the Year Ended December 31,
                                             -------------------------------
                                                1993       1994      1995
                                             ---------    -------   --------
                                                  (Amounts in thousands)
Revenues:
         Oil, natural gas and related
                 product sales. . . . . .     $26,087     $17,787   $18,210

Direct operating expenses:
         Lease operating expense. . . . .       7,908       6,598     7,888
                                              --------    -------   -------
Excess of revenues over direct
                 operating expense. . . .     $18,179     $11,189   $10,322
                                              =======     =======   =======





        The accompanying notes are an integral part of these statements.

NOTES TO STATEMENT OF REVENUES
AND DIRECT OPERATING
EXPENSES OF AMERADA HESS PROPERTIES


1.  THE PROPERTIES

         The accompanying statements represent the revenues and direct operating expenses attributable to the net interest in producing wells and certain non-producing leases sold to Denbury Resources Inc. ("Denbury"), by Amerada Hess Corporation ("Amerada Hess") for approximately $42.0 million, before adjustments totaling approximately $5 million which included a purchase price reduction for interim net cash flow from January 1, 1996, the effective date. The properties are located in the states of Louisiana, Mississippi, Alabama, and Ohio. The acquisition closed in June 1996.

2.  BASIS OF PRESENTATION

         Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented, as such information is neither readily available on an individual property basis nor meaningful for the properties acquired because the entire acquisition cost is being assigned to oil and natural gas properties. Accordingly, these statements of revenues and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X. All of the statements and disclosures are stated in U.S. dollars.

         The accompanying statements of revenues and direct operating expenses represent Amerada Hess's net ownership interest in the properties acquired by Denbury and are presented on the full cost accrual basis of accounting. Depreciation, depletion, and amortization, allocated general and administrative expenses, interest expense and income, and income taxes have been excluded because the property interests acquired represent only a portion of a business and these expenses are not necessarily indicative of the expenses to be incurred by Denbury.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of certain revenues and expenses as of and for the reporting period. Estimates and assumptions are also required in the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from such estimates.

3. CONTINGENT LIABILITIES

         Given the nature of the properties acquired and as stipulated in the purchase agreement, Denbury is subject to loss contingencies, if any, pursuant to existing or expected environmental laws, regulations, and leases covering the acquired properties.

4. OIL AND NATURAL GAS RESERVES INFORMATION (UNAUDITED)

         Unaudited reserve information related to the properties being acquired is presented in the table below and is derived from the July 1, 1996 oil and natural gas reserve report prepared by Netherland & Sewell, and calculated as of December 31, 1995, 1994 and 1993 and January 1, 1993 by adding production for 1996, 1995, 1994 and 1993 to the July 1, 1996 amount.

STATEMENTS OF REVENUES AND
DIRECT OPERATING EXPENSES OF
AMERADA HESS PROPERTIES


                                              Oil                  Gas
Estimated Quantities of Proved Reserves     (MBbl)               (MMCF)
- ----------------------------------------   --------            --------
     January 1, 1993  . . . . . . . . . .   8,528.7            15,060.5
             Production . . . . . . . . .  (1,219.0)           (3,391.4)
                                           --------            --------
     December 31, 1993  . . . . . . . . .   7,309.7            11,669.1
             Production . . . . . . . . .    (965.9)           (2,303.6)
                                           --------            --------
     December 31, 1994  . . . . . . . . .   6,343.8             9,365.5
             Production . . . . . . . . .    (939.7)           (2,540.7)
                                           --------            --------
     December 31, 1995  . . . . . . . . .   5,404.1             6,824.8
                                           ========            ========
Proved Developed Reserves:
     As of January 1, 1993  . . . . . . .   7,948.7            14,994.9
     As of December 31, 1993  . . . . . .   6,729.7            11,603.5
     As of December 31, 1994  . . . . . .   5,763.8             9,299.9
     As of December 31, 1995  . . . . . .   4,824.1             6,759.2


Standardized Measure of Discounted Future Net Cash Flows and Changes Therein
- -----------------------------------------------------------------------------
Related to Oil and Natural Gas Reserves
- ---------------------------------------

         The standardized measure of discounted future net cash flows ("Standardized Measure") relating to oil and natural gas reserves being acquired is calculated in accordance with Statement of Financial Accounting Standards No. 69. The Standardized Measure has been prepared assuming year-end selling prices adjusted for future fixed and determinable contractual price changes, year-end development and production costs and a 10% annual discount rate. The reserves and the related Standardized Measure at December 31, 1995, derived from the July 1, 1996 oil and natural gas reserve report prepared by Netherland & Sewell, were adjusted for production during 1996, 1995, 1994, and 1993 and, in addition, the Standardized Measure was also adjusted for price changes to derive reserves and the Standardized Measure as of December 31, 1995, 1994 and 1993. The Standardized Measure is not a fair market value of the mineral interests purchased and the Standardized Measure presented for the proved oil and natural gas reserves does not purport to present the fair market value of the oil and natural gas properties. An estimate of such value should consider among other factors, anticipated future prices of oil and natural gas, the probability of recoveries of existing proved reserves, the value of probable reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities are inherently imprecise and subject to substantial revision. Since the purchase price is approximately equal to the Standardized Measure of discounted future net cash flows, a tax provision has not been included.

STATEMENTS OF REVENUES AND
DIRECT OPERATING EXPENSES OF
AMERADA HESS PROPERTIES




                                                                          December 31,
                                                            -----------------------------------------
                                                              1993            1994            1995
                                                            --------        --------        ---------
                                                                     (Amounts in thousands)
Future cash inflows . . . . . . . . . . . . . . . . . . .   $147,473        $129,686        $111,476
Future production and development costs . . . . . . . . .    (61,493)        (54,895)        (47,007)
                                                            --------        --------        --------
Future net cash flows undiscounted  . . . . . . . . . . .     85,980          74,791          64,469
10% annual discount for estimated timing of cash flows  .    (34,497)        (27,683)        (14,978)
                                                            --------        --------        --------
STANDARDIZED MEASURE OF DISCOUNTED future net cash flows    $ 51,483        $ 47,108        $ 49,491
                                                            ========        ========        ========

The following are principal sources of changes in the standardized measure of discounted future net cash flows:


                                                                                                   Year Ended December 31,
                                                                                              --------------------------------
                                                                                               1993         1994         1995
                                                                                              ------       ------       ------
                                                                                                   (Amounts in thousands)
                  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AT BEGINNING OF
                  PERIOD  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $81,869     $51,483     $47,108

                  Changes resulting from:
                        Net change in prices  . . . . . . . . . . . . . . . . . . . . . . .    (20,393)      1,666       7,993
                        Sales of oil and natural gas produced . . . . . . . . . . . . . . .    (18,179)    (11,189)    (10,321)
                        Accretion of discount . . . . . . . . . . . . . . . . . . . . . . .      8,186       5,148       4,711
                                                                                               -------     -------     -------
                  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AT END OF PERIOD
                                                                                               $51,483     $47,108     $49,491
                                                                                               =======     =======     =======

                                August 10, 1996


Mr. Matthew W. Deso
Denbury Management, Inc.
Suite 200
17304 Preston Road
Dallas, Texas  75252

Dear Mr. Deso:

         In accordance with your request, we have estimated the proved reserves and future revenue, as of July 1, 1996, to the Denbury Management, Inc. (DMI) interest in certain oil and gas properties located in Alabama, Louisiana, Mississippi, Ohio, and Texas as listed in the accompanying tabulations. These properties include those acquired from Amerada Hess Corporation (AHC) effective January 1, 1996, as well as those acquired in other transactions during the first half of 1996. For the purposes of this report, all DMI properties except those acquired from AHC are referred to as the Corporate Properties. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

         As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the DMI interest, as of July 1, 1996, to be:

                                        Net Reserves                             Future Net Revenue
                                -----------------------------            -------------------------------------
                                   Oil                 Gas                                     Present Worth
    Category                    (Barrels)             (MCF)                  Total                 at 10%
    --------                    ----------         ----------            -------------          --------------
Proved Developed
  Producing                      5,787,264         21,115,993             $104,619,100          $  83,585,700
  Non-Producing                  4,651,331         36,935,535              131,825,700             74,257,900
Proved Undeveloped               1,285,964          7,755,584               26,543,100             17,411,800
                                ----------         ----------             ------------           ------------
    Total Proved                11,724,559         65,807,112             $262,987,900           $175,255,400

         The oil reserves shown include crude oil, condensate, and gas plant liquids. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         This report includes summary projections of reserves and revenue for each reserve category. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

         Future gross revenue to the DMI interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

         As requested, oil prices used in this report are based on a July 1, 1996 NYMEX Cushing West Texas Intermediate posted price of $20.00 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. The sulfur and natural gas liquids prices used for the Lambeth 7-14 located in Big Escambia Creek Field, Alabama, are $43.30 per long ton and $14.60 per barrel, respectively. The natural gas liquids price for Gibson Field, Louisiana, is $14.97 barrel. Gas prices used in this report are based on a July 1, 1996 NYMEX Henry Hub price of $2.65 per MMBTU, adjusted by lease for transportation fees and regional spot market price differentials. Oil, sulfur, natural gas liquids, and gas prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of DMI and AHC. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of DMI are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the DMI interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances;

our projections are based on DMI receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Denbury Management, Inc.; other interest owners; various operators of the properties; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                        Very truly yours,


                                        /s/  Frederic D. Sewell
                                        -----------------------------
                                             Frederic D. Sewell


DMA:MMD

================================================================================

NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER AT ANY TIME SHALL IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ____________________

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
        Prospectus Summary  . . . . . . . . . . . . . . . . . .  3
        Risk Factors  . . . . . . . . . . . . . . . . . . . . .  9
        Use of Proceeds . . . . . . . . . . . . . . . . . . .   15
        Price Range of Common Shares and Dividend Policy  . .   16
        Capitalization  . . . . . . . . . . . . . . . . . . .   17
        Pro Forma Operating Results . . . . . . . . . . . . .   18
        Selected Consolidated Financial Data  . . . . . . . .   21
        Management's Discussion and Analysis of Financial
                Condition and Results of Operations   . . . .   22
        Business and Properties . . . . . . . . . . . . . . .   29
        Management  . . . . . . . . . . . . . . . . . . . . .   46
        Interests of Management in Certain Transactions . . .   50
        Security Ownership of Certain Beneficial Owners
                and Management  . . . . . . . . . . . . . . .   52
        Description of Capital Stock  . . . . . . . . . . . .   53
        Canadian Taxation and the Investment Canada Act . . .   54
        Shares Eligible for Future Sale . . . . . . . . . . .   55
        Underwriting  . . . . . . . . . . . . . . . . . . . .   57
        Service and Enforcement of Legal Process  . . . . . .   58
        Legal Matters . . . . . . . . . . . . . . . . . . . .   58
        Experts . . . . . . . . . . . . . . . . . . . . . . .   58
        Available Information . . . . . . . . . . . . . . . .   59
        Glossary  . . . . . . . . . . . . . . . . . . . . . .   60
        Index to Consolidated Financial Statements  . . . . .  F-1
        Letter of Netherland, Sewell & Associates, Inc. . . .  A-1

================================================================================



================================================================================

                               4,000,000 SHARES



                                    [LOGO]
                            DENBURY RESOURCES INC.



                                 COMMON SHARES


                                 ------------
                                  PROSPECTUS
                                 ------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                      PRUDENTIAL SECURITIES INCORPORATED

                         JOHNSON RICE & COMPANY L.L.C.



                      REPRESENTATIVES OF THE UNDERWRITERS

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.         Other Expenses of Issuance and Distribution

         The estimated expenses in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions) are set forth in the following itemized table:


SEC Registration Fee  . . . . . . . . .  $    *
NASD Filing Fee . . . . . . . . . . . .       *
Nasdaq National Market  . . . . . . . .       *
Toronto Stock Exchange Listing Fee  . .       *
Transfer Agent's Fees . . . . . . . . .       *
Blue Sky Fees and Expenses  . . . . . .       *
Accounting Fees . . . . . . . . . . . .       *
Legal Fees  . . . . . . . . . . . . . .       *
Engineering Fees  . . . . . . . . . . .       *
Printing  . . . . . . . . . . . . . . .       *
Miscellaneous . . . . . . . . . . . . .       *
                                         ----------
         Total  . . . . . . . . . . . .  $    *
                                         ==========

- --------------

*  To be completed by amendment


ITEM 14.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 124(1) of the Canada Business Corporations Act ("CBCA") provides that, except in respect of an action by or on behalf of a corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if:

         (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

         (b) in a case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         Section 124(2) of the CBCA provides that even if such a person is named in an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify such a person with court approval if such person meets the standards set forth in Section 124(1). Additionally, a person named in Section 124(1) is entitled to indemnity from the corporation if the person seeking indemnity:

         (a) was substantially successful on the merits in his defense of the action or proceeding; and

         (b)     fulfills the conditions set forth above.

         Section 5.02 of the Company's Bylaws contains the same standards set forth in Section 124(1), but makes indemnification in such circumstances mandatory by the Company.

         In addition to the above provisions, the Company has also entered into an indemnity agreement with its officers and directors, which, subject to the CBCA, sets forth the procedures by which a person may seek indemnity and clarifies the situations in which a person may be entitled to indemnity by the Company.

         Effective in September 1995, the Corporation purchased directors and officers insurance covering each of its officers and directors. The insurance provides up to $5 million of coverage for the officers and directors with deductibles ranging from zero to $350,000, depending on the type of claim, and $5 million coverage for the Corporation with a 25% co-insurance provision. The Corporation has paid for 100% of the cost of this insurance.

ITEM 15.         RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years, the Company issued a total of 2,845,285 warrants to purchase Common Shares. All of these warrants were issued to residents of the United States, except for 284,866 of the 1,228,285 Special Warrants issued on April 24, 1995, which were sold to Canadian residents, as indicated in the chart below. Of those warrants issued, 1,400,000 warrants are still outstanding and 1,445,285 were converted to Common Shares, which are currently outstanding. The following table sets forth certain details with respect to the issuance of such securities. None of the information in this
Item 15 has been adjusted to reflect the one-for-two reverse split of the Common Shares to be submitted to the shareholders of the Company for approval on October 9, 1996.

  Amount and Title of                                                  Aggregate
    Security Issued           Date Issued         Purchaser(s)      Offering Price     Exemption
    ---------------           -----------         ------------      --------------     ---------
 67,000        Special     December 17, 1993  Bodel, Inc.            Cdn. $268,000   Section 4(2)-Rule 144A
             Warrant(1)

117,000        Special     April 24, 1995     State Street                $274,950   Section 4(2)-Rule 506
             Warrant(2)                       Research(3)

159,576        Special     April 24, 1995     Virginia Retirement         $375,003   Section 4(2)-Rule 506
             Warrant(2)                       System

 53,191        Special     April 24, 1995     Monsanto Master Trust       $124,998   Section 4(2)-Rule 506
             Warrant(2)                       #22-85716

 53,191        Special     April 24, 1995     City of Detroit             $124,988   Section 4(2)-Rule 506
             Warrant(2)                       Policeman & Fireman

                                              #97301
 53,191        Special     April 24, 1995     Montgomery County           $124,988   Section 4(2)-Rule 506
             Warrant(2)                       Employee Ret.

 72,100        Special     April 24, 1995     Mackenzie Financial         $169,435   Section 4(2)-Rule 506
             Warrant(2)                       Corporation(4)

212,766        Special     April 24, 1995     Roytor & Co.(4)             $500,000   Section 4(2)-Rule 506
             Warrant(2)

                                                                           Aggregate
  Amount and Title of                                                      Offering
   Security Issued            Date Issued         Purchaser(s)              Price       Exemption
   ---------------            -----------         ------------              -----       ---------
170,213      Special         April 24, 1995     Drakes Landing              $400,000    Section 4(2)-Rule 506
             Warrant(2)                         Associates, L.P.

170,213      Special         April 24, 1995     JDN Partners                $400,000    Section 4(2)-Rule 506
             Warrant(2)

100,000      Special         April 24, 1995     Mr. Michael A. Nicolais     $235,000    Section 4(2)-Rule 506
             Warrant(2)

 66,844      Special         April 24, 1995     Southcoast Capital           $20,614    Section 4(2)-Rule 506
             Warrant(2)                         Corp.

300,000     Common Share     May 5, 1995        Internationale                    (5)   Section 4(2)
              Purchase                          Nederlanden (U.S.)
              Warrant                           Capital Corporation

1,250,000   Common Share     December 21, 1995  T.P.G. Advisors, Inc.       $625,000    Section 4(2)-Rule 506
              Purchase                          and  affiliates (6)
              Warrant

                          ____________________________

(1) Underlying Common Shares were issued for no additional consideration in March 1994.

(2) Underlying Common Shares were issued for no additional consideration in August 1995.

(3) State Street Research has declined to exercise its contractual registration rights with respect to the 117,000 Common Shares underlying these 117,000 Special Warrants.

(4)      Canadian resident.

(5) Issued pursuant to the refinancing of the Company's Credit Facility with Internationale Nederlanden (U.S.) Capital Corporation in April 1995. As of the date hereof, 150,000 of these common share purchase warrants have been exercised.

(6) T.P.G. Advisors, Inc. is not the owner of record of these securities. However, T.P.G. Advisors, Inc. is the general partner of TPG GenPar, L.P., which in turn is the general partner of TPG Partners, L.P. and TPG Parallel, L.P., which are the direct beneficial owner of these securities.

On December 21, 1995, in the same transaction described in the table above in which the Company issued 1,250,000 Common Share Purchase Warrants to TPG Advisors, Inc. and certain of its affiliates, the Company issued 8,333,333 Common Shares and 1,500,000 Convertible Preferred Shares to TPG Advisors, Inc. and certain of its affiliates for aggregate consideration of $24,375,000 and 15,000,000, respectively. Additionally, the Company issued 666,666 Common Shares to Tortuga Investment Corp. as a financial advisory fee in connection with the same transaction.

The Company also issued a total of 13,284,999 Common Shares in Canada in private transactions between the Company and Canadian citizens or corporations during the period January 1, 1993, through December 31, 1995. In July 1993, the Company issued 1,885,000 Common Shares upon the conversion of the same number of Special Warrants sold to 27 institutional and eight individual investors in a private placement at the price of Cdn. $4.25 per Special Warrant. In October 1993, the Company issued 1,000,000 Common Shares upon the exercise of the same number of Special Warrants sold to 24 institutional investors in a private placement at the price of Cdn. $6.00 per Special Warrant. In March 1994, the Company issued 1,400,000 Common Shares upon the exercise of the same number of Special Warrants sold to various private places at the price of Cdn. $4.00 per Special Warrant.

The Company also issued convertible debentures to three Canadian residents in 1994 and 1995. In April of 1994, the Company issued Cdn. $1,500,000 and Cdn. $500,000 principal amount of 6.75% Unsecured, Convertible, Redeemable Debentures to Tortuga Investment Corp. and Lintex Holdings Ltd., respectively, in private placements. Additionally, in January 1995, the Company issued Cdn. $2,000,000, $250,000 and $250,000 principal amount of 9.5% Unsecured,
Convertible, Redeemable Debentures, to Ronald G. Greene, Royal Trust of Canada and Mackenzie Financial Corporation, respectively, in a private placement. As of the closing of this Offering none of the debentures described in this paragraph will be outstanding.

In addition, the Company issued 1,001,000 options to purchase Common Shares during 1993, at prices ranging from Cdn. $3.70 to $7.75 per share, 277,500 options during 1994 at prices ranging from Cdn. $3.40 to $4.15 per share and 549,000 options during 1995 at prices ranging from Cdn. $3.80 to $4.25 per share to certain employees, officers and directors under the Company's Employee Stock Option Plan.

The Company issued 552,375, 192,500 and 20,000 Common Shares to certain employees, officers and directors upon the exercise of stock options granted pursuant to the Company's Employee Stock Option Plan in 1993, 1994 and 1995, respectively.

All of the above transactions with U.S. residents were exempt from registration under the Securities Act of 1933 (the "Act") in reliance on either Section 4(2) of the Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or Rule 701 promulgated under Section 3(b) of the Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the same share certificates issued in such transactions.

All of the above transactions with Canadian residents were exempt from registration under the Act, pursuant to Regulation S, promulgated under such Act.

ITEM 16.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A)     EXHIBITS.

      EXHIBIT NO.               EXHIBIT
      ----------                -------
         1(a)**  Form of Underwriting Agreement.

         3(a)*   Form of Articles of Amendment to be filed prior to the closing of the offering made under this
                 Registration Statement.

         3(b)    Articles of Continuance of the Company, as amended (incorporated by reference as Exhibits 3(a), 3(b),
                 3(c), 3(d) of the Registrant's Registration Statement on Form F-1 dated August 25, 1995 and Exhibit
                 4(e) of the Registrant's Registration Statement on Form S-8 dated February 2, 1996).

         3(c)    General By-Law No. 1: A By-Law Relating Generally to the Conduct of the Affairs of the Company, as
                 amended (incorporated by reference as Exhibit 3(e) of the Registrant's
                 Registration Statement on Form F-1 dated August 25, 1995 and Exhibit 4(d) of the Registrant's
                 Registration Statement on Form S-8 dated February 2, 1996).

     EXHIBIT NO.              EXHIBIT
     ----------               -------
         4(a)    "Common Shares" section of Schedule "A" to Articles of Amendment of Newscope Resources Limited dated
                 December 13, 1990, exhibited in full at 3(a) (incorporated by reference as Exhibit 4(a) of the
                 Registrant's Registration Statement on Form F-1 dated August 25, 1995).

         4(b)    Section 1.05 of General By-Law No. 1, exhibited in full at 3(b) (incorporated by reference as Exhibit
                 4(b) of the Registrant's Registration Statement on Form F-1 dated August 25, 1995).

         4(c)    Pages 8-14 of General By-Law No. 1, exhibited in full at 3(b) (incorporated by reference as Exhibit
                 4(c) of the Registrant's Registration Statement on Form F-1 dated August 25, 1995).

         4(d)    Newscope Resources Ltd. Unsecured 6.75% Convertible Debenture due April 15, 1999 (incorporated by reference as Exhibit 4(d) of the Registrant's Registration Statement on Form F-1 dated August 25,
                 1995).

         4(e)    Newscope Resources Ltd. Unsecured 9.5% Convertible Debenture due January 13, 2000 (incorporated by reference as Exhibit 4(e) of the Registrant's Registration Statement on Form F-1 dated August 25,
                 1995).

         4(f)    "Series Provisions Attaching to the Convertible Preferred Shares, Series A" section of Schedule "A" to the Articles of Amendment of the Company dated December 21, 1995, exhibited in full at 3(a)
                 (incorporated by reference as Exhibit 4(e) of the Registrant's Registration Statement on Form S-8 dated
                 February 2, 1996).

         5(a)**  Opinion of Burnet, Duckworth & Palmer.

         5(b)**  Opinion of Jenkens & Gilchrist, a Professional Corporation.

         10(a)   Shelf Registration Agreement dated April 24, 1995, by and among Newscope Resources Ltd. and holders of
                 Special Warrants (incorporated by reference as Exhibit 10(a) of the Registrant's Registration Statement
                 on Form F-1 dated August 25, 1995).

         10(b)   Credit Agreement between Denbury Management Inc., (Borrower), Denbury Resources Inc., (Guarantor),
                 Denbury Holdings, Ltd., (Guarantor), and NationsBank of Texas N.A. as agent,  dated May 31, 1996
                 (incorporated by reference as Exhibit 10(b) of the Registrant's Post-effective Amendment No. 2 to Form
                 F-1 on Form S-1 dated June 25, 1996).

         10(c)*  Common Share Purchase Warrant representing right of Internationale Nederlanden (U.S.) Capital
                 Corporation to purchase 150,000 Common Shares of Newscope Resources Ltd.

         10(d)   Registration Rights Agreement dated May 5, 1995, between Internationale Nederlanden (U.S.) Capital
                 Corporation and Newscope Resources Ltd. (incorporated by reference as Exhibit 10(d) of the Registrant's
                 Registration Statement on Form F-1 dated August 25, 1995).

         10(e)   Special Warrant Indenture between Newscope Resources Ltd. and the R-M Trust Company dated as of
                 April 24, 1995 (incorporated by reference as Exhibit 10(e) of the Registrant's Registration Statement
                 on Form F-1 dated August 25, 1995).

    EXHIBIT NO.               EXHIBIT
    -----------               -------
       10(f)     Denbury Resources Inc. Stock Option Plan (incorporated by reference as Exhibit 4(f) of the Registrant's
                 Registration Statement on Form S-8 dated February 2, 1996).

       10(g)     Denbury Resources Inc. Stock Purchase Plan (incorporated by reference as Exhibit 4(g) of the
                 Registrant's Registration Statement on Form S-8 dated February 2, 1996).

       10(h)     Form of indemnification agreement between Newscope Resources Ltd. and its officers and directors
                 (incorporated by reference as Exhibit 10(h) of the Registrant's Form 10-K for the year ended December
                 31, 1995).

       10(i)     Securities Purchase Agreement and exhibits between Newscope Resources Ltd. and TPG Partners, L.P. as of
                 November 13, 1995 (incorporated by reference as Exhibit 10(i) of the Registrant's Form 10-K for the
                 year ended December 31, 1995).

       10(j)     First Amendment to the November 13, 1995 Securities Purchase Agreement between Newscope Resources Ltd.
                 and TPG Partners, L.P. as of December 21, 1995 (incorporated by reference on Exhibit 10(j) of the
                 Registrant's Form 10-K for the year ended December 31, 1995).

       21        List of Subsidiaries of Denbury Resources Inc. (incorporated by reference on Exhibit 21 of the
                 Registrant's Form 10-K for the year ended December 31, 1995).

       23(a)*    Consent of Deloitte & Touche.

       23(b)*    Consent of Deloitte & Touche LLP.

       23(c)*    Consent of The Scotia Group.

       23(d)*    Consent of Netherland, Sewell and Associates.

       23(e)**   Consent of Burnet, Duckworth & Palmer.

       23(f)**   Consent of Jenkens & Gilchrist, a Professional Corporation (contained in its opinion filed as Exhibit
                 5(b)).

- ----------------
 * Filed herewith.
** To be filed by amendment.

(b) FINANCIAL STATEMENTS AND SCHEDULES. Financial statements filed as a part of this report are listed in the Index to Financial Statements appearing herein on page F-1.

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of Denbury Resources Inc.
(Formerly Newscope Resources Ltd.)

We have audited the consolidated financial statements of Denbury Resources Inc. (Formerly Newscope Resources Ltd.) as at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and have issued our report thereon dated February 23, 1996, such consolidated financial statements and report are included elsewhere in this registration statement on Form S-1. Our audits also included the Schedule I - Condensed Financial Information of Denbury Resources Inc. listed in Item 16. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in Canada the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.



Deloitte & Touche

Chartered Accountants


Calgary, Alberta
February 23, 1996

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                             DENBURY RESOURCES INC.
                       (FORMERLY NEWSCOPE RESOURCES LTD.)
                         UNCONSOLIDATED BALANCE SHEETS
                     (Amounts in thousands of U.S. dollars)

                                                              December 31,
                                                        ------------------------
                                                         1994             1995
                                                        ------           ------
                                     ASSETS


CURRENT ASSETS
   Cash and cash equivalents  . . . . . . . . .         $     7          $     8
   Trade and other receivables  . . . . . . . .               2                7
                                                        -------          -------
          Total current assets  . . . . . . . .               9               15
                                                        -------          -------

Investment in subsidiaries (equity method)  . .          25,890           70,130

Loan receivable from subsidiary . . . . . . . .           1,521            1,563

OTHER ASSETS  . . . . . . . . . . . . . . . . .              19               28
                                                        -------          -------
           Total assets . . . . . . . . . . . .         $27,439          $71,736
                                                        =======          =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities . .         $    20          $     9

Long-term debt  . . . . . . . . . . . . . . . .           1,457            3,226
                                                        -------          -------
                                                          1,477            3,235
                                                        -------          -------
CONVERTIBLE FIRST PREFERRED SHARES, SERIES A
   1,500,000 shares authorized; issued and
   outstanding at December 31, 1995 . . . . . .               -           15,000
                                                        -------          -------
SHAREHOLDERS' EQUITY
   Common shares, no par value
       unlimited shares authorized;
       outstanding - 22,857,619 shares at
       December 31, 1995 and 12,609,335 shares
       at December 31, 1994 . . . . . . . . . .          23,239           50,064

    Retained earnings . . . . . . . . . . . . .           2,723            3,437
                                                        -------          -------
       Total shareholders' equity . . . . . . .          25,962           53,501
                                                        -------          -------
             TOTAL LIABILITIES AND
               SHAREHOLDERS' EQUITY . . . . . .         $27,439          $71,736
                                                        =======          =======




                       See Notes to Financial Statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             DENBURY RESOURCES INC.

                      UNCONSOLIDATED STATEMENTS OF INCOME
                (Amounts in thousands except per share amounts)
                                 (U.S. dollars)

                                                                                          Year Ended December 31,
                                                                                  --------------------------------------
                                                                                   1993            1994            1995
                                                                                  ------          ------          ------

                   REVENUES
                        Oil, natural gas and related product sales . . . .        $  618          $    -            $  -
                        Interest income  . . . . . . . . . . . . . . . . .            44               1             460
                                                                                  ------          ------          ------
                              Total revenues . . . . . . . . . . . . . . .           662               1             460
                                                                                  ------          ------          ------

                   EXPENSES
                        Production . . . . . . . . . . . . . . . . . . . .           161               -               -
                        General and administrative . . . . . . . . . . . .           214             149             178
                        Interest . . . . . . . . . . . . . . . . . . . . .             9              76             282
                        Depletion and depreciation . . . . . . . . . . . .           179               2               -
                                                                                  ------          ------          ------
                               Total expenses  . . . . . . . . . . . . . .           563             227             460
                                                                                  ------          ------          ------

                   Income before the following . . . . . . . . . . . . . .            99            (226)              -
                         Equity in net earnings of subsidiaries  . . . . .           670           1,389             714
                         Gain on sale of Canadian properties . . . . . . .           966               -               -
                                                                                  ------          ------          ------


                   Income before income taxes  . . . . . . . . . . . . . .         1,735           1,163             714
                   Provision for federal income taxes  . . . . . . . . . .             -               -               -
                                                                                  ------          ------          ------

                   NET INCOME  . . . . . . . . . . . . . . . . . . . . . .        $1,735          $1,163            $714
                                                                                  ======          ======          ======


                   NET INCOME PER COMMON SHARE . . . . . . . . . . . . . .        $ 0.17          $ 0.09           $0.05
                                                                                  ======          ======          ======




                   Average number of common shares outstanding . . . . . .         9,980          12,480          13,739
                                                                                  ======          ======          ======


                       See Notes to Financial Statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT


                             DENBURY RESOURCES INC.

                    UNCONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)

                                                                                           Year Ended December 31,
                                                                                    ---------------------------------------
                                                                                      1993            1994           1995
                                                                                    --------         -------       --------
                CASH FLOW FROM OPERATING ACTIVITIES:
                   Net income . . . . . . . . . . . . . . . . . . . . . . .         $  1,735         $ 1,163       $    714
                   Adjustments needed to reconcile to net cash
                     flow provided by operations:
                       Depreciation, depletion and amortization . . . . . .              179              11             17
                       Gain on sale of Canadian properties  . . . . . . . .             (966)              -              -
                       Equity on net earnings of subsidiaries . . . . . . .             (670)         (1,389)          (714)
                                                                                    --------         -------       --------
                                                                                         278            (215)            17
                   Changes in working capital items relating to operations:
                       Trade and other receivables  . . . . . . . . . . . .              212               8             (4)
                       Accounts payable and accrued liabilities . . . . . .             (203)            (77)           (12)
                                                                                    --------         -------       --------

                NET CASH FLOW PROVIDED BY OPERATIONS  . . . . . . . . . . .              287            (284)             1
                                                                                    --------         -------       --------

                CASH FLOW FROM INVESTING ACTIVITIES:
                       Investments in subsidiaries  . . . . . . . . . . . .          (19,381)         (1,518)       (43,569)
                       Proceeds on disposal of Canadian properties  . . . .            3,129               -              -
                       Net purchases of other assets  . . . . . . . . . . .              (41)            (15)             7
                                                                                    --------         -------       --------


                NET CASH USED FOR INVESTING ACTIVITIES  . . . . . . . . . .          (16,293)         (1,533)       (43,562)
                                                                                    --------         -------       --------

                CASH FLOW FROM FINANCING ACTIVITIES:
                       Issuance of subordinated debt  . . . . . . . . . . .                -           1,451          1,772
                       Issuance of common stock . . . . . . . . . . . . . .           15,148             367         26,825
                       Issuance of preferred stock  . . . . . . . . . . . .                -               -         15,000
                       Costs of debt financing  . . . . . . . . . . . . . .                -               -            (35)
                                                                                    --------         -------       --------

                NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . . .           15,148           1,818         43,562
                                                                                    --------         -------       --------

                NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  . . .             (858)              1              1

                Cash and cash equivalents at beginning of year  . . . . . .              864               6              7
                                                                                    --------         -------       --------

                CASH AND CASH EQUIVALENTS AT END OF year  . . . . . . . . .         $      6         $     7       $      8
                                                                                    ========         =======       ========


                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
                        Cash paid during the year for interest  . . . . . .         $      9         $    76       $    282





                       See Notes to Financial Statements.

                             DENBURY RESOURCES INC.

          SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRATION

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1. ACCOUNTING POLICIES

         Consolidation - The financial statements of Denbury Resources Inc. reflect the investment in subsidiaries using the equity method.

         Income Taxes - No provision for income taxes has been made in the Statement of Income because the Company has losses for Canadian tax purposes.

NOTE 2. CONSOLIDATED FINANCIAL STATEMENTS

         Reference is made to the Consolidated Financial Statements and related notes of Denbury Resources Inc. and Subsidiaries for additional information.

NOTE 3. DEBT AND GUARANTEES

         Information on the long-term debt of Denbury Resources Inc. is disclosed in Note 3 to the Consolidated Financial Statements. Denbury Resources Inc. has guaranteed the subsidiaries' bank credit line.

NOTE 4. DIVIDENDS RECEIVED

         Subsidiaries' of Denbury Resources Inc. do not make formal cash dividend declarations and distributions to the parent and are currently restricted from doing so under the subsidiaries bank loan agreement.

ITEM 17.         UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offer thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Denbury Resources Inc., the Registrant, has duly caused this Registration Statement No. __________ to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas, on the 13th day of September, 1996.

                                        DENBURY RESOURCES INC.


                                        By:    /s/ Phil Rykhoek
                                           -----------------------------------
                                           Phil Rykhoek
                                           Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated, in multiple counterparts with the effect of one original. Each person whose signature appears below as a signatory to this Registration Statement constitutes and appoints Gareth Roberts and Phil Rykhoek, or either one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

      Signatures                      Title                           Date
      ----------                      -----                           ----
/s/ Gareth Roberts           President and Chief Executive      September 13, 1996
- -------------------------    Officer and Director
Gareth Roberts               (Principal Executive Officer)


/s/ Phil Rykhoek             Chief Financial Officer and        September 13, 1996
- -------------------------    Secretary and Authorized
Phil Rykhoek                 Representative
                             (Principal Financial and
                             Accounting Officer)

/s/ Ronald G. Greene         Chairman of the Board and          September 13, 1996
- -------------------------    Director
Ronald G. Greene

/s/ Wieland Wettstein        Director                           September 13, 1996
- -------------------------
Wieland Wettstein

/s/ David M. Stanton         Director                           September 13, 1996
- -------------------------
David M. Stanton

                                 EXHIBIT INDEX

Exhibit No.                       Exhibit
- -----------      ---------------------------------------------------------------
   1(a)*         Form of Underwriting Agreement.

   3(a) Form of Articles of Amendment to be filed prior to the closing of the offering made under this Registration Statement.

   5(a)*         Opinion of Burnet, Duckworth & Palmer.

   5(b)*         Opinion of Jenkens & Gilchrist, a Professional Corporation.

   10(c)         Common Share Purchase Warrant representing right of
                 Internationale Nederlanden (U.S.) Capital Corporation to purchase 150,000 Common Shares of Newscope Resources Ltd.

   23(a)         Consent of Deloitte & Touche.

   23(b)         Consent of Deloitte & Touche LLP.

   23(c)         Consent of The Scotia Group.

   23(d)         Consent of Netherland, Sewell and Associates

  23(e)*         Consent of Burnet, Duckworth & Palmer

  23(f)*         Consent of Jenkens & Gilchrist, a Professional Corporation
                 (contained in its opinion filed as Exhibit 5(b)).


*  To be filed by amendment.